TECHNICAL REPORT

ON THE

MINERAL RESOURCE ESTIMATE UPDATE FOR THE
PANUCO AG-AU-PB-ZN PROJECT, SINALOA STATE, MEXICO

NAD83 UTM Zone 13, 404200 m E; 2588000 m N

LATITUDE 23° 25' N, LONGITUDE 105° 56' W

Prepared for:

Vizsla Silver Corp.

1090 West Georgia St, Suite 700

Vancouver, B.C., Canada, V6E 3V7

Report Date: March 10, 2023

Effective Date: January 19, 2023

Qualified Persons	Company
Allan Armitage, Ph. D., P. Geo.,	SGS Geological Services ("SGS")
Ben Eggers, MAIG, P.Geo.	SGS Geological Services ("SGS")
Yann Camus, P.Eng.	SGS Geological Services ("SGS")

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TABLE OF CONTENTS	PAGE
TABLE OF CONTENTS	i
LIST OF FIGURES	iii
LIST OF TABLES	v
1 SUMMARY	7
1.1 Property Description, Location, Access, and Physiography	7
1.2 History of Exploration, Drilling	8
1.3 Geology and Mineralization	10
1.4 Mineral Processing, Metallurgical Testing and Recovery Methods	11
1.4.1 Preliminary Metallurgical Testing on the Napoleon Deposit	11
1.4.2 Preliminary Metallurgical Testing on the Tajitos Deposit	12
1.5 Panuco Project Mineral Resource Estimate	14
1.5.1 Mineral Resource Statement	14
1.6 Recommendations	17
2 INTRODUCTION	19
2.1 Sources of Information	19
2.2 Site Visit	20
2.3 Units of Measure	21
2.4 Effective Date	21
2.5 Units and Abbreviations	21
3 Reliance on Other Experts	23
4 PROPERTY DESCRIPTION AND LOCATION	24
4.1 Location	24
4.2 Land Tenure and Mining Concessions	24
4.3 Underlying Agreements	29
4.3.1 Canam Alpine Ventures Ltd.	29
4.3.2 Silverstone Resources S.A. de C.V.	29
4.3.3 Minera Rio Panuco S.A. de C.V.	29
4.3.4 Strategic Investment in Prismo Metals	30
4.4 Surface Rights	30
4.4.1 Canam and Ejido Panuco	31
4.4.2 Silverstone Resources S.A. de C.V., Canam, and Ejido Platanar de los Ontiveros	31
4.4.3 Canam and Comunidad Copala	31
4.4.4 Canam and El Habal Ejido	31
4.4.5 Short-Term Ejido Agreements	31
4.5 Permits	31
4.6 Environmental Considerations	32
4.7 Other Relevant Factors	32
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	33
5.1 Accessibility	33
5.2 Local Resources and Infrastructure	33
5.3 Climate	33
5.4 Physiography	33
5.5 Vegetation and Wildlife	33
6 HISTORY	34
6.1 Previous Mineral Resource Estimate	35
7 GEOLOGICAL SETTING AND MINERALIZATION	38
7.1 Regional Geology	38
7.2 Property Geology	42
7.3 Mineralization	46
7.3.1 Animas-Refugio Corridor	48
7.3.2 Cordon del Oro Corridor	55
7.3.3 Cinco Señores and Napoleon Corridor	56
7.3.4 Other Mineralized Structures	62
7.4 Structural Controls	61

SGS Geological Services

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7.5 Alteration	61
7.6 Mineral Petrology	62
8 DEPOSIT TYPES	64
8.1 Epithermal Systems	64
9 EXPLORATION	68
9.1 Geological Mapping	68
9.2 2019-2021 Rock and Soil Geochemistry	69
9.3 Geophysics	69
9.4 2023 LiDAR Survey	72
9.5 2022 Surface Sampling	73
10 DRILLING	75
10.1 2019 Drilling	76
10.2 2020 Drilling	77
10.3 2021 Drilling	80
10.4 2022 Drilling	84
11 SAMPLE PREPARATION, ANALYSES, AND SECURITY	86
11.1 Rock Samples	86
11.2 Core Samples	87
11.2.1 Sample Preparation and Security	87
11.2.2 Sample Analyses	88
11.2.3 Bulk Density	88
11.2.4 Data Management	88
11.3 Quality Assurance/Quality Control	88
11.3.1 Core Sampling	89
11.3.2 Certified Reference Material	89
11.3.3 Blank Material	99
11.3.4 Duplicate Material	101
11.3.5 Umpire Laboratory	104
11.4 Sample Storage and Security	105
11.5 QP's Comments	105
12 DATA VERIFICATION	106
12.1 Drill Sample Database	106
12.2 Metallurgical Test Work	106
12.3 Site Visit	106
12.4 Conclusion	114
13 MINERAL PROCESSING AND METALLURGICAL TESTING	115
13.1 Preliminary Metallurgical Testing on the Napoleon Deposit	115
13.1.1 Sample Origin and Sample Characteristics	115
13.1.2 Metallurgical Testing	117
13.1.3 Additional Metallurgical Testing	120
13.1.4 Conclusions and Recommendations (ALS, 2021)	121
13.2 Preliminary Metallurgical Testing on the Tajitos Deposit	123
13.2.1 Sample Origin and Sample Characteristics	124
13.2.2 Metallurgical Testing	125
13.2.3 Conclusions and Recommendations	130
14 MINERAL RESOURCE ESTIMATES	132
14.1 Introduction	132
14.2 Drill Hole Database	132
14.3 Mineral Resource Modelling and Wireframing	134
14.4 Bulk Density	137
14.5 Compositing	138
14.6 Grade Capping	141
14.7 Block Model Parameters	142
14.8 Grade Interpolation	144
14.9 Mineral Resource Classification Parameters	147
14.10 Reasonable Prospects of Eventual Economic Extraction	148

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14.11 Mineral Resource Statement	149
14.12 Model Validation and Sensitivity Analysis	153
14.12.1 Sensitivity to Cut-off Grade	155
14.13 Comparison of the updated MRE to the 2021 MRE	159
14.14 Disclosure	160
15 MINERAL RESERVE ESTIMATE	161
16 MINING METHODS	162
17 RECOVERY METHODS	163
18 PROJECT INFRASTRUCTURE	164
19 MARKET STUDIES AND CONTRACTS	165
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	166
21 CAPITAL AND OPERATING COSTS	167
22 ECONOMIC ANALYSIS	168
23 ADJACENT PROPERTIES	169
24 OTHER RELEVANT DATA AND INFORMATION	170
25 INTERPRETATION AND CONCLUSIONS	171
25.1 Diamond Drilling	171
25.2 Metallurgy	173
25.2.1 Preliminary Metallurgical Testing on the Napoleon Deposit	173
25.2.2 Preliminary Metallurgical Testing on the Tajitos Deposit	174
25.3 Mineral Resource Estimate	176
25.4 Risk and Opportunities	179
25.4.1 Risks	179
25.4.2 Opportunities	179
26 RECOMMENDATIONS	180
27 REFERENCES	183
28 DATE AND SIGNATURE PAGE	187
29 CERTIFICATES OF QUALIFIED PERSONS	188

LIST OF FIGURES

Figure 4-1 Property Location Map	24
Figure 4-2 Mining Concessions (WGS 84 UTM Zone 13N)	25
Figure 4-3 Location of Ejidos and Outline of Panuco Project	30
Figure 7-1 Metallogenic Setting Map. Illustrates Geological Setting of Western Mexico with Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental	39
Figure 7-2 Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental	40
Figure 7-3 Regional Geology Map	41
Figure 7-4 Stratigraphic Column for the Project Area	42
Figure 7-5 Property Geology Map Showing Claim Outline and Known Mineralized Structures	44
Figure 7-6 Schematic Cross-Section of Panuco Veining Illustrating that Veins May Be Listric Faults Developed from Reactivated Laramide Thrust Faults (Starling 2019)	45
Figure 7-7 Panuco Project Claims Showing Known Veins, Including the Four Resource Areas Comprising Eleven Veins Included in the Mineral Resource Estimate	47
Figure 7-8 Animas-Refugio Geology and Silver Geochemistry (Section A-A' Shown in Figure 7-10)	50
Figure 7-9 Animas-Refugio Geology and Gold Geochemistry (Section A-A' Shown in Figure 7-10)	51
Figure 7-10 Animas-Refugio Vein Cross-Section Looking Northwest	52
Figure 7-11 Cordon del Oro Geology and Silver Geochemistry	53
Figure 7-12 Cinco Señores-Napoleon Geology and Silver Geochemistry	54
Figure 7-13 Cinco Señores-Napoleon Geology and Gold Geochemistry	55
Figure 7-14 Descubridora Mine Geology and Geochemistry	56
Figure 7-15 Drill-hole intercepts showing tilted-mineralization on Napoleon main vein	57
Figure 7-16 Panuco Project Area with Veins and Surface Sampling	59
Figure 8-1 Genetic model for epithermal deposits	66
Figure 8-2 Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits	67

SGS Geological Services

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Figure 9-1 Panuco Property Mapped Areas at 1:40,000 Scale	68
Figure 9-2 Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite	71
Figure 9-3 Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area	72
Figure 9-4 Surface sampling at Panuco Project in 2022	74
Figure 10-1 Resource Models and Location of Drill Holes on the Panuco Project from 2019-2022	76
Figure 10-2 Resource Models and Location of 2019 - 2020 Drill Holes on the Panuco Project	77
Figure 10-3 Resource Models and Location of Drill Holes on the Panuco Project from 2021	80
Figure 10-4 Resource Models and Location of Drill Holes on the Panuco Project from 2022 (to September)	84
Figure 11-1 Vizsla Silver Core-Logging Facility in Concordia, Sinaloa. Left: Core logging area; Right: Long-Term, Covered and Fenced, Core Storage Area	87
Figure 11-2 Shewhart Chart for Gold-Animas (2021)	92
Figure 11-3 Shewhart Chart for Silver-Animas (2021)	92
Figure 11-4 Shewhart Chart for Gold-Cordon del Oro (2021)	93
Figure 11-5 Shewhart Chart for Silver-Cordon del Oro (2021)	93
Figure 11-6 Shewhart Chart for Gold-Napoleon (2021)	94
Figure 11-7 Shewhart Chart for Silver-Napoleon (2021)	94
Figure 11-8 Shewhart Chart for Gold-Tajitos (2021)	95
Figure 11-9 Shewhart Chart for Silver-Tajitos (2021)	95
Figure 11-10 Shewhart Chart for Gold-Animas (2022)	96
Figure 11-11 Shewhart Chart for Silver-Animas (2022)	96
Figure 11-12 Shewhart Chart for Gold-Cordon del Oro (2022)	97
Figure 11-13 Shewhart Chart for Silver-Cordon del Oro (2022)	97
Figure 11-14 Shewhart Chart for Gold-Napoleon (2022)	98
Figure 11-15 Shewhart Chart for Silver-Napoleon (2022)	98
Figure 11-16 Shewhart Chart for Gold-Tajitos (2022)	99
Figure 11-17 Shewhart Chart for Silver-Tajitos (2022)	99
Figure 11-18 Blank Sample Chart for Silver (2020)	100
Figure 11-19 Blank Sample Chart for Silver (2021)	100
Figure 11-20 Blank Sample Chart for Silver (2022)	101
Figure 11-21 Log X-Y plot of Vizsla-ALS Field Duplicate Samples: Ag ppm (2019-2022)	102
Figure 11-22 Log X-Y plot of Vizsla-ALS Field Duplicate Samples: Au ppm (2019-2022)	102
Figure 11-23 Log X-Y plot of Vizsla-ALS Pulp Duplicate Samples: Ag ppm (2019-2022)	103
Figure 11-24 Log X-Y plot of Vizsla-ALS Pulp Duplicate Samples: Au ppm (2019-2022)	103
Figure 11-25 Umpire Check Assays ALS - SGS: Ag ppm	104
Figure 11-26 Umpire Check Assays ALS - SGS: Au ppm	105
Figure 12-1 Stope as Found at the Location of the Napoleon Deposit (Center of the Picture)	108
Figure 12-2 Location of the Stope Above the Napoleon Zone (Blue Flag) with respect to Recent Drilling	108
Figure 12-3 Left: Tajito Trench Looking Upslope; Right: Tajito Trench Looking Downslope	109
Figure 12-4 Drill Hole Monument Found In The Field For Drillholes NP-21-215, NP-21-201, NP-21-205 and NP-21-209	110
Figure 12-5 Images of the Property Offices, Core Logging and Core Storage Facilities	111
Figure 12-6 A) Core from Drillhole CS-22-169 (Sulfide Minerals Visible with Metallic Lustre) and B) Core from Drillhole NP-22-300 (Silver Mineralisation Visible in Grey)	114
Figure 13-1 Results of Rougher Testing (ALS, 2021)	118
Figure 13-2 Sequential Rougher Flotation Flowsheet Results (ALS, 2022B)	128
Figure 14-1 Plan View: Distribution of Surface Drill Holes on the Property (WGS 84), on Topography	133
Figure 14-2 Isometric View Looking Northwest: Distribution of Surface Drill Holes on the Property (WGS84)	133
Figure 14-3 Plan View: Property Mineral Resource Models	135
Figure 14-4 Isometric View Looking Northeast: Property Mineral Resource Models	135
Figure 14-5 Isometric View Looking Northwest: Felsic Dyke and Sill Models	136

SGS Geological Services

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Figure 14-6 Plan View: Distribution of Mineral Resource Block Models and Mineralization Domains	143
Figure 14-7 Isometric View: Distribution of Mineral Resource Block Models and Mineralization Domains	144
Figure 14-8 Isometric View Looking Northeast: Mineral Resource Block Grades and Block Class for the Panuco Deposit Area	151
Figure 14-9 Isometric View Looking Northwest: Mineral Resource Block Grades and Block Class for the Copala-Tajitos Deposit Area	152
Figure 14-10 Comparison of ID3, ID2 & NN Models for the Napoleon and Copala-Tajitos Deposit Areas	154
Figure 26-1 Exploration Targets on the Panuco Property	177

LIST OF TABLES

Table 1-1 Parameters used for Underground Cut-off Grade Calculation	15
Table 1-2 Panuco Project Mineral Resource Estimate, January 19, 2023	15
Table 1-3 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023	16
Table 2-1 List of Abbreviations	21
Table 4-1 Property Mineral Concessions held 100% By Vizsla	25
Table 6-1 2022 Panuco Mineral Resource Estimate Summary by Resource Classification (150 g/t AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)	36
Table 6-2: Panuco Mineral Resource Estimate Summary by Vein (150 g/t AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)	36
Table 6-3: Cut-Off Grade Sensitivity (AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)	37
Table 7-1 General Description of Estimated Veins Included in the Mineral Resources Estimate for the Panuco Project	46
Table 9-1 Summary of Surface and Underground Rock and Soil Geochemistry Samples between 2019 and 2022	69
Table 9-2 Panuco Project Surface Samples in 2022	73
Table 9-3 Shows High-Grade Samples Taken During The 2022 Surface Exploration	73
Table 10-1: Summary Drilling Conducted by Vizsla Silver on the Panuco Project, to September 2022	76
Table 10-2 Highlights of the 2021 Drilling	81
Table 10-3 Highlights of the 2022 Drilling (to September)	85
Table 11-1 QA/QC Sample Statistics for Core Sampling Programs	89
Table 11-2 Certified Reference Materials 2019-2022	91
Table 11-3 2020 Silver and Gold CRM Performance	91
Table 11-4 Average Relative Error of Duplicate Samples for Ag and Au (2019-2022)	101
Table 12-1 Field Measurement Compared to the Database Data	109
Table 13-1 Conclusions for Each Studied Option (Maunula and Murray, 2022)	122
Table 13-2 Potential Flowsheet Comparison	131
Table 14-1 Project Drill Hole Totals	132
Table 14-2 Property Domain Descriptions	136
Table 14-3 Statistical Analysis of the Drill Assay Data from Within the Deposit Mineral Domains - by Area	138
Table 14-4 Statistical Analysis of the 1.5 M Composite Data from Within the Deposit Mineral Domains - by Area	139
Table 14-5 Composite Capping Summary of the Deposit Mineral Domains - by Deposit Area	141
Table 14-6 Deposit Block Model Geometry	142
Table 14-7 Grade Interpolation Parameters by Area and Domain	145
Table 14-8 Parameters used for Underground Cut-off Grade Calculation	149
Table 14-9 Panuco Project Mineral Resource Estimate, January 19, 2023	149
Table 14-10 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023	150
Table 14-11 Comparison of Average Composite Grades with Block Model Grades	153
Table 14-12 Panuco Project Underground Mineral Resource Estimate at Various AgEq Cut-off Grades, January 19, 2023	155
Table 14-13 Comparison of the updated MRE to the 2022 MRE for the Project	159
Table 25-1 Highlights of the 2022 Drilling (to September)	173

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Table 25-2 Parameters used for Underground Cut-off Grade Calculation	177
Table 25-3 Panuco Project Mineral Resource Estimate, January 19, 2023	178
Table 25-4 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023	178

SGS Geological Services

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1 SUMMARY

SGS Geological Services Inc. ("SGS") was contracted by Vizsla Silver Corp., ("Vizsla" or the "Company") to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Ag-Au Project ("Panuco" or "Project") in Sinaloa, Mexico, and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the updated MRE. The Project is considered an early-stage exploration project.

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada. It trades on the TSX Venture Exchange ("TSXV") under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The current report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage"), Ben Eggers, MAIG, P.Geo. ("Eggers") and Yann Camus, P.Eng. ("Camus") of SGS (the "Authors"). The Authors are independent Qualified Persons as defined by NI 43-101 and are responsible for all sections of this report. The updated MRE presented in this report was estimated by Armitage.

The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adheres as best as possible to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The current Technical Report will be used by Vizsla in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). This Technical Report is written in support of an updated MRE completed for Vizsla.

1.1 Property Description, Location, Access, and Physiography

The Panuco Project is in the Panuco-Copala mining district (the Property; the Project) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Project comprises 117 approved mining concessions in nineteen blocks, covering a total area of 5,869.87 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Annual payments of 1.8 million Mexican Pesos were made in January of 2022, and 1.9 million Pesos were made in December of 2022 by Vizsla.

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (Figure 4 1). Highway 40 crosscuts the Project area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

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The Project is in the Concordia municipality, which has a population of approximately 27,000 inhabitants. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

Vizsla Silver owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

1.2 History of Exploration, Drilling

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales [CRM], the predecessor of the Mexican Geological Service [SGM]) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Silverstone merged with Silver Wheaton Ltd. (Silver Wheaton) in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the Mineral Resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources estimated by Christopher and Sim (2008).

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

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Since acquiring the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2022 (data cut-off date for the MRE), Vizsla has completed 638 drill holes totaling 206,779 m and collected 33,261 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

In November 2019, Vizsla began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths; no further test work was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa ore shoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5m at 135.0m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 g/t Ag and 0.59 g/t Au and a zone of low-grade veinlets in the projection of the Animas Vein.

Drilling for 2020 totalled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (Table 10-1). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the Mineral Resource estimate. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to the north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins.

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Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the Mineral Resource estimate, in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 (to September) totalled 77,072.05 m in 188 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 75 drill holes that tested the Napoleon structure for 36,848.00 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at Cinco Senores, including Copala and Tajitos veins, included 83 drill holes for 31,088.55 m.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,100 meters along strike, 400 meters down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935  g/t Ag and 15.47 g/t Au over 1.46 metres, located immediately adjacent to Copala; and La Luisa Vein,  located ~700 metres west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

1.3 Geology and Mineralization

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

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The structure of the Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

The Mineral Resource includes ten mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

1.4 Mineral Processing, Metallurgical Testing and Recovery Methods

1.4.1 Preliminary Metallurgical Testing on the Napoleon Deposit

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla. The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for the concentration and extraction of metals to justify further exploration of the deposit potentially. Only limited optimization of conditions was employed in this program.

In total, 11 variability composites were prepared (Composite A to K), along with one "Grindability Composite" for comminution testing, and a Master Composite; in addition, bond rod mill work index test products from the Grindability Composite and the variability Composite G were prepared for potential testing but never tested. Samples for use in this testing program arrived at ALS Metallurgy Kamloops on June 16, 2021. The shipment consisted of 330 kilograms in 108 half HQ drill core intervals. Samples were from holes NP-20-8, 9, 12, 13, 31, 47, 59 and 89. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade, and potential dilution. The selected mineralized drill holes were within the area of potentially minable material and are believed to be representative of the mineralization with a cut-off grade of 127 g/t Ag and 2.77 g/t Au.

A total of 40 percent of the composites was set aside as coarse ¾ inch material while the remaining 60 percent of the composite mass was crushed to minus 6 mesh (3.35mm) for metallurgical testing and rotary split into 2-kilogram test charges.

One composite was prepared from the coarse crush material for comminution testing; this was referred to as the Grindability Composite. Bond rod mill work index tests were completed on two of the composites, the Grindability Composite and Composite G. Product from these tests was too fine for metallurgical testing but may have been useful for gravity amenability testing. As a result, this product was prepared into test charges and designated Grindability Rod Composite and Composite G Rod. About 23 kilograms of the Grindability Rod Composite and 7 kilograms of the Composite G Rod were prepared from the Bond rod mill test products.

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Two methods of concentration and extraction were successfully tested in this test program. Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold; the tested conditions would not yet be considered optimized.

Sequential bulk (lead)-zinc-pyrite flotation at a primary grind sizing of about 63μm K80 produced a lead concentrate with high levels of silver and gold, along with a high-grade zinc concentrate with notable levels of silver and gold. The pyrite concentrate, although lower in gold and silver content, may be of value with further processing.

Combined silver and gold recoveries to the bulk and zinc concentrates measured about 79 and 84 percent, respectively, with a further 6 percent of the silver and 4 percent of the gold recovered to the pyrite concentrate. While doing so, about 89 percent of the lead was recovered to a bulk concentrate measuring 54 percent lead, and 77 percent of the zinc was recovered to a zinc concentrate measuring 54 percent zinc. The low copper concentrate of the bulk concentrate would likely result in an inability to produce separate copper and lead concentrates.

Whole ore cyanidation testing at a primary grind sizing of about 63μm K80 resulted in extraction of about 93 percent of the gold and 87 percent of the silver over 48 hours, along with about 23 hours of pre-aeration. However, sodium cyanide consumptions were relatively high for a whole ore leach, measuring about 2.5 kilograms of sodium cyanide per tonne of feed. 0.6 kilograms of lime was consumed per tonne of feed in this testing.

Additional testing was completed on the Napoleon deposit investigating a single product bulk flotation flowsheet along with cyanidation of a bulk concentrate.

Bulk flotation to a cleaner concentrate following two stages of dilution cleaning recovered 87 percent of the silver and 86 percent of the gold to a bulk concentrate which measured 1,742 g/t silver, 40 g/t gold, and 34 percent sulphur.

A lower overall silver extraction but similar gold extraction was recorded with flotation of a rougher concentrate followed by cyanidation of that concentrate.

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate resulted in a lower silver recovery/extraction compared to bulk flotation but a similar gold recovery/extraction. This flowsheet option also likely results in payable lead and zinc content in their respective concentrates, which other flowsheet options would not receive.

Whole ore cyanidation resulted in the highest overall gold extraction with similar silver extraction but the highest reagent consumption in cyanidation.

1.4.2 Preliminary Metallurgical Testing on the Tajitos Deposit

A preliminary test program has been completed on material from the Tajitos deposit on behalf of Vizsla Silver Corporation. The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for the concentration and extraction of metals to justify further exploration of the deposit potentially. Only limited optimization of conditions was employed in this program.

In total, 23 subcomposites composites were prepared (VAR 001 to 023), from which three Master Composites (Diorite, Andesite and Andesite - Low MnOX) were assembled for testing. A shipment of samples was received at ALS Metallurgy on January 8, 2022, in a shipment weighing 153 kilograms. The sample was in the form of 106 half HQ drill core intervals. Samples were from drill holes CS-20-01, 02, 03, 06, 08, 09, 11, 13, CS-21-16A, 17, 21B, 22A, 23, 24, 37, 41, 44, 50, 52, 59A, 60 and 62.

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Each of the samples was a drill core interval which was assigned to one of 23 subcomposites. Following receipt, each of the samples was grouped into its corresponding subcomposite. Table I-2 displays the drill core interval details along with the assigned subcomposite.

Each of the subcomposites was assayed for elements of interest to confirm the elemental content as well as each received a QEMSCAN Bulk Mineral Analysis to assess mineral content. Samples were then composited into three master composites.

Each of the 23 subcomposites and 3 master composites was assayed for elements of interest. Each subcomposite was analyzed for mineral content via QEMSCAN Bulk Mineral Analysis (BMA) protocols.

The master composites measured silver contents between 239 and 275 g/t and gold contents between about 1.2 and 2.5 g/t. Silver was detected within the silver sulphides acanthite/argentite and copper/silver sulphide minerals; it is likely that silver is also present within other minerals.

Sulphur assayed between 0.6 and 1.3 percent and was primarily present as pyrite, with low levels of sphalerite, galena, and copper sulphide minerals. Only trace amounts of the sulphur was measured not to be in sulphide form.

Carbon measured between 0.1 and 1.2 percent and assayed as carbonate carbon, with little to no organic carbon being recorded. Carbonate minerals were primarily measured as calcium or manganese carbonates.

An effort was applied to identify and quantify manganese oxide minerals in the analyses; however, it was impossible to separate them due to the fine grains and complex interlocking between manganese oxide, carbonate, and silicate minerals.

The primary non-sulphide gangue minerals were measured as silicate minerals such as quartz, feldspars and chlorite.

The test program investigated various processing options such as bulk and sequential froth flotation, whole ore cyanidation, combined flotation and cyanidation, and gravity concentration. Testing was completed on three master composites, the Diorite Master Composite, the Andesite Master Composite, and the Andesite Low MnOx Master Composite.

The highest recoveries/extractions of gold and silver were recorded through a combination of rougher flotation and cyanidation of the rougher concentrates and tailings. However, there is potential for using a flowsheet with the production of a salable flotation concentrate and cyanidation of the tailings. Table 8 summarizes recoveries from the tested flotation/cyanidation flowsheet and the untested potential recoveries from the flowsheet with production of a salable concentrate and cyanidation of tailings for the Diorite and Andesite Master Composites.

Between 87 and 90 percent of the silver and 90 to 94 percent of the gold were extracted to leach liquors from the Diorite and Andesite Master Composites using a combined flotation and cyanidation flowsheet, including regrinding of the rougher concentrates. The best silver result was recorded using this flowsheet but without regrinding for the Andesite Low MnOx Master Composite. Insufficient sample mass was available to conduct the test with regrinding; results without regrinding were closer to whole ore cyanidation results.

Cleaner flotation alone without regrinding produced bulk concentrates of over 0.6 percent silver and 29 g/t gold. The open circuit gold recovery to these bulk cleaner concentrates was 64 and 60 percent for the Diorite and Andesite Master Composites, respectively. The open circuit silver recovery measured about 70 and 73 percent for the Diorite and Andesite Master Composites, respectively. With the cleaner tailings recirculated to the rougher feed stream, the feed for a cyanidation leach would contain the remaining silver and gold; the displayed estimate extraction values are calculated based on the extractions from the rougher tailings leach tests, which extracted about two thirds of the remaining silver and 85 percent of the remaining gold. These values would require testing to confirm.

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The overall combined extractions and recoveries between these two flowsheet options are similar; however, it is likely reagent consumptions would be lower and the circuit would be simpler for the second option.

A sequential flotation flowsheet may not be appropriate for this material alone, as low lead and zinc grades make the production of separate bulk (lead) and zinc concentrates difficult.

Diagnostic leach testing on the cyanidation residues from the 96-hour whole ore leach tests indicated that while gold extraction through cyanidation was complete after 96 hours, silver extraction could be improved by a further 5 to 7 percent through more aggressive cyanidation conditions. Further improvement in gold and silver extraction beyond that would require finer grinding as unextracted gold is encapsulated within sulphides and non-sulphide gangue minerals at the nominal 100μm K80 primary grind target.

1.5 Panuco Project Mineral Resource Estimate

1.5.1 Mineral Resource Statement

The MRE presented in this Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The current Mineral Resource is sub-divided, in order of increasing geological confidence, into the Inferred and Indicated categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. There are no Measured Mineral Resources reported.

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Author considers that the deposits within the project area are amenable to underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining. The underground parameters used, based on this mining method, are summarized in Table 1-1. Underground Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. A cut-off grade of 150 g/t AgEq is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

The reporting of the underground resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. Mineral Resources are estimated at a base case cut-off grade of 150 g/t AgEq. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography and within the 3D constraining mineralized wireframes (considered potentially mineable shapes).

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The updated MRE for the Project is presented in Table 1‑2 and Table 1‑3.

Highlights of the Project Mineral Resource Estimate are as follows:

  Indicated Mineral Resources are estimated at 7.5 Mt grading 243 g/t silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 AgEq). The Updated MRE includes indicated mineral resources of 58.3 Moz of silver, 508 koz of gold, 17.0 kt of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

  Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

Table 1-1 Parameters used for Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$24.00	US$ per oz
Gold Price	$1,800.00	US$ per oz
Zinc Price	$1.35 ($2,976)	US$ per pound (US$/t)
Lead Price	$1.10 ($2,425)	US$ per pound (US$/t)
Underground Mining Cost	$45.00	US$ per tonne mined
Processing Cost (incl. crushing)	$30.00	US$ per tonne milled
Underground General and Administrative	$20.00	US$ tonne of feed
Silver Recovery	93.0	Percent (%)
Gold Recovery	90.0	Percent (%)
Lead Recovery	94.0	Percent (%)
Zinc Recovery	94.0	Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
Base Case Cut-off grade	150 g/t AgEq

Table 1-2 Panuco Project Mineral Resource Estimate, January 19, 2023

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Updated Mineral Resource Estimate[1]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

(1) AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

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Table 1-3 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521

*Includes Rosarito and Cuevillas

(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(4) It is envisioned that the Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes (considered mineable shapes).

(5) Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(6) All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction at the base case cut-off grade of 150 g/t AgEq.

(7) The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2,425/t Pb and $2,976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

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(8) The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

(9) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.6 Recommendations

The Deposits of the Panuco Project contain underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Project has the potential for the delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Panuco Property, it is the opinion of Armitage that the Property merits further exploration and that a proposed plan for further work by Vizsla is justified.

Armitage is recommending Vizsla conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Vizsla's intentions are to continue to drill through 2023 (in progress). Vizsla has recently announced their plans for 2023 (see Vizsla news release dated February 21, 2023, posted on their website www.vizslasilvercorp.com) with the Key objectives:

• Complete +90,000 meters of resource/discovery focused drilling

• Complete preliminary metallurgical testing on representative samples from Copala in Q2/Q3 2023

• Deliver initial company/project sustainability report in H2 2023

• Provide updated resource estimate in H2 2023

A fully funded +90,000 meter drill program is designed to 1) grow the resources within the Copala and Napoleon areas located in the western portion of the district and 2) test high-priority targets proximal to current resource areas. Vizsla aims to increase its potentially minable resources and identify new centers of mineralization from which to delineate additional resources.

For 2023, a total of seven diamond drill rigs will be active on the property (four focused on upgrading and expanding the current resource base in the western portion of the district and three devoted to exploration). Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the central portion of the district. Vizsla recently acquired a Terraspec ASD device to be able to map alteration minerals with more accuracy and define levels of mineralization and vectors across the property. This new tool in combination with geologic mapping, geochemistry and LiDar will help Vizsla geologists in unlocking the Panuco project's full potential.

Resource Extension Targets

• The Copala structure remains open along strike, north and south, and late last year, the team identified exploration potential for additional Copala mineralization in an uplifted block (faulted block) east of the main Copala deposit.

• Cristiano is a narrow epithermal vein located west to the adjacent of Copala deposit. This year Vizsla intends to continue the exploration and resource expansion to the northwest and southeast.

• At Napoleon, Vizsla plans to conduct infill and resource expansion drilling targeting the southern vein splays and the main Napoleon structure during 2023.

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Proximal Targets

• La Luisa is a relatively new conceptual target, where initial near-surface drilling shows narrow and incipient veining hosted in rhyolite tuffs. Last year Vizsla geologists interpreted that the surface expressions of La Luisa could be the top of the vein system, similar in zonation to that observed at Napoleon. Based on encouraging results from deeper drilling, Vizsla plans to continue exploring the resource potential at La Luisa.

• 4 de Mayo, another relatively new target located west of Napoleon, was identified by Vizsla in 2022. Although still in the early days, initial results justify further exploration to determine the prospectivity of 4 de Mayo.

• Cruz Negra is a northwest-trending structure which splays off from Napoleon. Open-ended intercepts completed in 2022 indicate that the mineralization continues to the northwest in the direction of the Alacran prospect. In 2023, Vizsla plans to drill test the gap between Cruz Negra and Alacran.

District Targets

Beyond the resource expansion and proximal exploration targets, the district remains vastly underexplored. Notable district-wide targets include; Santa Rosa (Central Area), La Bomba (Central Area), Verdosilla (Central Area), Oregano (East Area), Regina (East Area), and La Whicha (East Area).

The total cost of the planned work program by Vizsla is estimated at US$16.8 million.

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2 INTRODUCTION

SGS Geological Services Inc. ("SGS") was contracted by Vizsla Silver Corp., ("Vizsla" or the "Company") to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Ag-Au Project ("Panuco" or "Project") in Sinaloa, Mexico, and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the updated MRE. The Project is considered an early-stage exploration project.

On January 24, 2023, Vizsla announced an updated MRE for the Project. The updated MRE includes Indicated and Inferred resources including:

  Indicated Mineral Resources of 7.5 Mt grading 243 g/t silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 AgEq). The updated MRE includes indicated mineral resources of 58.3 Moz of silver, 508 koz of gold, 17.0 kt of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

  Inferred Mineral Resources of 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada. It is trading on the TSX Venture Exchange ("TSXV") under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The current report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage"), Ben Eggers, MAIG, P.Geo. ("Eggers") and Yann Camus, P.Eng. ("Camus") of SGS (the "Authors"). The Authors are independent Qualified Persons as defined by NI 43-101 and are responsible for all sections of this report. The updated MRE presented in this report was estimated by Armitage.

The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adhere as best as possible to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The current Technical Report will be used by Vizsla in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). This Technical Report is written in support of an updated MRE completed for Vizsla.

2.1 Sources of Information

In preparing the current updated MRE and the current technical report, the Authors utilized a digital database, provided to the Author by Vizsla, and technical reports provided by Vizsla. All background information regarding the Property has been sourced from previous technical reports and revised or updated as required.

  The Property was the subject of a NI 43-101 technical report by Tim Maunula, P.Geo. and Kevin Murray, P.Eng. in 2022 titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico" for Vizsla Silver Corp. Dated: April 7, 2022 and with an Effective Date: March 1, 2022. (Posted on SEDAR under Vizsla's profile).

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  The Property was the subject of a NI 43-101 technical report by Stewart Harris, P.Geo. in 2020 titled "Technical Report On The Panuco Silver-Gold Project Concordia, Sinaloa, Mexico" Vizsla Resources Corp. Dated: June 15, 2020, with an Amended Effective Date: June 15, 2020. (Posted on SEDAR under Vizsla's profile).

  The Property was the subject of a NI 43-101 technical report by M. Robinson, M.A.Sc., P.Eng. in 2019 titled "Technical Report On The Panuco-Copala Project Concordia, Sinaloa, Mexico" Vizsla Resources Corp. Dated: November 6, 2019, with an Effective Date: October 22, 2019. (Posted on SEDAR under Vizsla's profile).

Information regarding the Property accessibility, climate, local resources, infrastructure, and physiography, exploration history, previous mineral resource estimates, regional property geology, deposit type, recent exploration and drilling, metallurgical test work, and sample preparation, analyses, and security for previous drill programs (Sections 5-13) have been sourced from the recent internal technical reports and updated where required.

The Authors believe the information used to prepare the current Technical Report is valid and appropriate considering the status of the Project and the purpose of the Technical Report.

2.2 Site Visit

A site visit to the Panuco Project was conducted by Camus on January 4, 2023. The visit enabled Camus to become familiar with the exploration methods used by Vizsla, the field conditions, the position of the drillhole collars, the core storage and logging facilities, logging, sampling and QAQC procedures, and with the different exploration targets.

The site visit by Camus was conducted in the company of Carlos Beltran of Vizsla, who has a very thorough knowledge of all aspects of the project, including the drilling and the, logging, sampling and QAQC procedures.

Camus visited the field. It started by visiting the Napoleon orebody location where an old artisanal production stope was located. The Vizsla safety team did not allow personnel inside the opening. The story is that the mineralized vein is of 50 cm at about 200 g/t Ag in this stope. Vizsla wanted to drill under this stope to test the continuation of this feature. The first drillhole right under this stope returned a vein of around 5m thickness and at a higher grade. It was the discovery of the Napoleon orebody.

Camus was then brought to the location of the discovery of the Tajitos vein. The appearance is a trench that artisanal miners dug. Part of this trench has been mined recently following the drilling activity by Vizsla. This was followed by a visit to the location of the discovery of the Copala deposit. Since Copala does not outcrop, there is nothing to see other than the forest.

All along the visit, Camus encountered some collars of Vizsla's drillholes with their identifications. The author took a handheld GPS reading for 7 collars that are in the database used for the estimation of resources. Camus also measured the azimuth and dip of 4 of them. All measurements fit very well with the database except for the NP-21-215 drillhole where there are 12 m of difference for the Easting (X), 26 degrees difference for the azimuth and 17 degrees difference for the dip. Typically, the error on the handheld GPS can be a maximum of 5m. About the azimuth and dip, there can be a difference of maybe 5 between the orientation of the drillhole and the orientation of the plastic tube in the field. Having 26 degrees is a bit high. No inconsistency was encountered in the database, so this drillhole should be counter-verified by surveyors.

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Camus verified how the azimuth and dips of the drillholes NP-21-201, NP-21-205 and NP-21-209 looked between the photo and the database and it all looked similar.

Camus visited the facilities consisting of offices, core shack and core storage with enough room to receive the core from up to about 10 drills. Nevertheless, a new building is projected that will double the space. A lot of the current building is filled with the core from the drillholes drilled since 2020. Specific locations visited by the author are the following:

  Office Area

  Area used for the geologists to log core

  Area used to make pictures of the core with controlled light (both wet and dry)

  Area used to measure density (by drying, measuring unwaxed weight, waxed weight and weight in water)

  Area for cutting the core

  Area for sampling the core

  Area to update geological sections on paper

  Core storage area

Camus looked at some mineralized core from drillholes NP-22-258, NP-22-300, CS-22-169 and CS-22-193.

The site visit conducted by Camus is considered current, per Section 6.2 of NI 43-101CP.

2.3 Units of Measure

Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated.

2.4 Effective Date

The Effective Date of the current MRE is January 19, 2023.

2.5 Units and Abbreviations

All units of measurement used in this technical report are in metric. All currency is in US dollars (US$), unless otherwise noted.

Table 2-1 List of Abbreviations

$	Dollar sign	m2	Square metres
%	Percent sign	m3	Cubic meters
°	Degree	masl	Metres above sea level
°C	Degree Celsius	mm	millimetre
°F	Degree Fahrenheit	mm2	square millimetre
µm	micron	mm3	cubic millimetre
AA	Atomic absorption	Moz	Million troy ounces
Ag	Silver	MRE	Mineral Resource Estimate
AgEq	Silver equivalent	Mt	Million tonnes

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Au	Gold	NAD 83	North American Datum of 1983
Az	Azimuth	mTW	metres true width
CAD$	Canadian dollar	NI	National Instrument
CAF	Cut and fill mining	NN	Nearest Neighbor
cm	centimetre	NQ	Drill core size (4.8 cm in diameter)
cm2	square centimetre	NSR	Net smelter return
cm3	cubic centimetre	oz	Ounce
Cu	Copper	OK	Ordinary kriging
DDH	Diamond drill hole	Pb	Lead
ft	Feet	ppb	Parts per billion
ft2	Square feet	ppm	Parts per million
ft3	Cubic feet	QA	Quality Assurance
g	Grams	QC	Quality Control
GEMS	Geovia GEMS 6.8.3 Desktop	QP	Qualified Person
g/t or gpt	Grams per Tonne	RC	Reverse circulation drilling
GPS	Global Positioning System	RQD	Rock quality designation
Ha	Hectares	SD	Standard Deviation
HQ	Drill core size (6.3 cm in diameter)	SG	Specific Gravity
ICP	Induced coupled plasma	SLS	Sub-level stoping
ID2	Inverse distance weighting to the power of two	t.oz	Troy ounce (31.1035 grams)
ID3	Inverse distance weighting to the power of three	Ton	Short Ton
kg	Kilograms	Zn	Zinc
km	Kilometres	Tonnes or T	Metric tonnes
km2	Square kilometre	TPM	Total Platinum Minerals
kt	Kilo tonnes	US$	US Dollar
m	Metres	μm	Micron
		UTM	Universal Transverse Mercator

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3 Reliance on Other Experts

Final verification of information concerning Property status and ownership, which are presented in Section 4 below, have been provided to the Author by Steve Mancell for Vizsla, by way of E-mail on February 21 and 22, 2023. The Author only reviewed the land tenure in a preliminary fashion and has not independently verified the legal status or ownership of the Property or any underlying agreements or obligations attached to ownership of the Property. However, the Author has no reason to doubt that the title situation is other than what is presented in this technical report (Section 4). The Author is not qualified to express any legal opinion with respect to Property titles or current ownership.

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4 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Panuco Project is in the Panuco-Copala mining district (the Property; the Project) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37. The Project location is shown in Figure 4-1.

4.2 Land Tenure and Mining Concessions

The Project comprises 117 approved mining concessions in nineteen blocks, covering a total area of 5,869.87 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The mineral concessions are presented in Figure 4-2 and Table 4 1. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Annual payments of 1.8 million Mexican Pesos were made in January of 2022 and 1.9 million Pesos were made in December of 2022 by Vizsla.

Figure 4-1 Property Location Map

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Figure 4-2 Mining Concessions (WGS 84 UTM Zone 13N)

Table 4-1 Property Mineral Concessions held 100% By Vizsla

Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
San Carlos*	151204	26-Mar-69	25-Mar-69	98
Amp. a la Casualidad*	153220	30-Jul-70	29-Jul-70	14
La Esmeralda*	158378	29-Mar-73	28-Mar-23	2.9728
Mazatlan*	158416	30-Mar-73	29-Mar-23	23.7804
Clemens*	165452	18-Oct-79	17-Oct-29	11.6195
Nuevo Refugio III*	187494	5-Jul-90	4-Jul-40	171.3344
Amp. de San Carlos*	189601	5-Dec-90	4-Dec-40	62.2643
Cordon del Oro*	191792	19-Dec-91	18-Dec-41	100
Nuevo Refugio II*	192134	19-Dec-91	18-Dec-41	49.7339
Nuevo Refugio IV*	195406	14-Sep-92	13-Sep-42	33
Liliana*	203370	19-Jul-96	18-Jul-46	12.7018
Laura*	205215	8-Jul-97	7-Jul-47	28
San Carlos Dos*	212112	29-Aug-00	30-Aug-50	16
Ampl. Cordon del Oro*	218164	11-Oct-02	10-Oct-52	117.631

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Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
Nuevo Refugio I*	220409	25-Jul-03	24-Jul-53	110.5006
Nueva Argentita*	221598	4-Mar-04	3-Mar-54	32.8499
Nueva Argentita Fracc. I*	221599	4-Mar-04	3-Mar-54	5.2532
Cordon del Oro Sur*	221995	27-Apr-04	26-Apr-54	96
San Carlos Tres*	221994	27-Apr-04	26-Apr-54	7.3847
Nueva Sierrita*	223402	10-Dec-04	9-Dec-54	96.3188
Nuevo Remedios*	223419	14-Dec-04	13-Dec-54	38.2786
La Olvidada*	223599	21-Jan-05	20-Jan-55	0.6176
Nuevo Remedios Fracc. 1*	223600	21-Jan-05	20-Jan-55	0.7091
Nuevo Remedios Fracc. 2*	223601	21-Jan-05	20-Jan-55	0.2533
Nuevo Remedios Fracc. 3*	223602	21-Jan-05	20-Jan-55	0.0667
El Trece Sur*	223675	2-Feb-05	1-Feb-55	330
Ampl. La Reforma*	211301	28-Apr-00	27-Apr-50	43.8826
Fracc. Ampl. La Reforma*	211302	28-Apr-00	27-Apr-50	13.3141
La Providencia*	213860	2-Jul-01	2-Jul-51	112.2468
Dos en Uno*	214169	9-Aug-01	9-Aug-51	43.1376
Dos en Uno Fraccion*	214170	9-Jul-01	9-Aug-51	94.8158
La Esperanza*	214099	9-Aug-01	9-Aug-51	42.6467
La Sencilla*	215960	1-Apr-02	1-Apr-52	80.723
San Jose de la Plata*	220134	12-Jun-03	11-Jun-53	701.4589
San Jose del Refugio*	220676	12-Sep-03	11-Sep-53	146.0569
La Fortuna*	223005	30-Sep-04	29-Sep-54	288.4859
El Brillante*	225120	22-Jul-05	21-Jul-55	9.9325
El Brillante Fracc. 1	225121	22-Jul-05	21-Jul-55	0.3259
3 en 1	225149	26-Jul-05	25-Jul-55	9.677
3 en 1 Fracc. 1	225150	26-Jul-05	25-Jul-55	12.2476
3 en 1 Fracc. 2	225151	26-Jul-05	25-Jul-55	0.0786
3 en 1 Fracc. 3	225152	26-Jul-05	25-Jul-55	2.735
Santa Rosa	225353	24-Aug-05	23-Aug-55	33.6247
El Encino	226404	13-Jan-06	12-Jan-56	14.0066
El Encino Fracc. 1	226405	19-Jan-06	18-Dec-41	0.9327
Sta. Angela	228412	10-Nov-06	9-Nov-56	50
Nueva Argentita Fracc. II	228634	15-Dec-06	14-Dec-56	0.5647
El Coco*	231563	7-Mar-08	6-Mar-58	354.9912
El Trece*	232588	10-Sep-08	9-Sep-58	265.9922
Carlos IV*	232777	21-Oct-08	20-Oct-58	11.3962
La Guasima	234647	24-Jul-09	23-Jul-59	24.3958
Unificacion Refugio*	224409	4-May-05	3-May-55	39.9221
Guayanera	224507	17-May-05	16-May-55	19.3092
Nueva Reforma	225075	12-Jul-05	11-Jul-55	18.9332
La Guasimita	236389	18-Jun-10	17-Oct-60	16.9601
Purpura	236551	9-Jul-10	8-Jul-60	0.6882

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Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
Purpura Fraccion II	236553	9-Jul-10	8-Jul-60	0.1966
Purpura Fraccion I	236552	9-Jul-10	8-Jul-60	0.5832
El Tesoro	237106	29-Oct-10	28-Oct-60	6.5443
Ariana	241544	19-Dec-12	18-Dec-62	5.0017
Minillas*	242946	2-Apr-14	1-Apr-64	86.7828
Panuco Num. Dos	172867	29-Jun-84	28-Jun-34	71.9225
Panuco Numero Tres	172852	29-Jun-84	28-Jun-34	99.861
Panuco No. 4	172844	29-Jun-84	28-Jun-34	90.6725
Panuco No. 5	172841	29-Jun-84	28-Jun-34	100
Panuco Seis	172866	29-Jun-84	28-Jun-34	20
San Jose de Panuco	172847	29-Jun-84	28-Jun-34	77
Nueva Sorpresa	172846	29-Jun-84	28-Jun-34	14
El Siglo	172848	29-Jun-84	28-Jun-34	16
Nueva Constancia	172850	29-Jun-84	28-Jun-34	47.8548
San Francisco	172853	29-Jun-84	28-Jun-34	40
San Jorge	172868	29-Jun-84	28-Jun-34	84
Nueva Luisa	172845	29-Jun-84	28-Jun-34	50
La Bomba	172842	29-Jun-84	28-Jun-34	8
Luz	209797	9-Aug-99	8-Aug-49	19.9682
La Angelita	172869	29-Jun-84	28-Jun-34	1.5
Patricia	172872	29-Jun-84	28-Jun-34	28.1437
Alma Rosa	172873	29-Jun-84	28-Jun-34	13.6864
Santa Elena lll	172851	29-Jun-84	28-Jun-34	9
Los Remedios	172843	29-Jun-84	28-Jun-34	30
Montana 3	172870	29-Jun-84	28-Jun-34	28.5563
Montana 4	180372	24-Mar-87	24-Mar-37	9.172
Montana 5	172876	29-Jun-84	28-Jun-34	0.4159
Montana 6	172875	29-Jun-84	28-Jun-34	3.786
Montana 7	172871	29-Jun-84	28-Jun-34	10.0165
La Galeana	218529	5-Nov-02	4-Nov-52	20
La Galeana lV	236390	18-Jun-10	17-Jun-60	27.3181
La Fortuna	221292	20-Jan-04	19-Jan-54	26.1068
La Fortuna Fraccion	221293	20-Jan-04	19-Jan-54	1.9765
San Dimas ll	217636	6-Aug-02	5-Aug-52	80
El Nacaral**	157062	21-Jun-72	20-Jun-22	20
Diego	238129	29-Jul-11	28-Jul-61	9
El Mojocuan 2	240508	12-Jun-12	11-Jun-62	19.6224
Nueva Santa Rosa	165454	18-Oct-79	17-Oct-29	37.8867
Oro Fino	165455	18-Oct-79	19-Oct-29	8
Sandra	209591	3-Aug-99	2-Aug-49	23.4924
Diego l	246778	23-Nov-18	22-Nov-68	19.5869
Los Cristos	243378	12-Sep-14	11-Sep-64	11.424

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Title Name	Title Number	Issue Date	Expiry Date	Area (ha)
La Galeana ll	229457	24-Apr-07	23-Apr-57	41.935
Napoleon	172874	29-Jun-84	28-Jun-84	6
Nuevo San Dimas	193647	19-Dec-91	18-Dec-41	11
Constancia Dos	172849	29-Jun-84	28-Jun-34	22.014
Constancia Uno	183577	17-Nov-88	16-Nov-38	12.234
Mojocuan 22	222623	30-Jun-04	30-Jun-54	4.591
El Lucero	226834	3-Oct-06	3-Oct-56	145.3505
San Antonio	165456	Not available	Not available	7.2862
La Cruz Negra	203895	26-Nov-96	25-Nov-46	11.3079
La Cruz Negra 2	244858	16-Feb-16	15-Feb-66	3.444
Maria Chuchena	243075	30-May-14	29-May-64	54.9574
Los Compadres	184684	22-Nov-89	20-Nov-39	36.90
Jesusita	195136	25-Aug-92	24-Aug-42	5.2081
Nuestra Señora del Rosario	223582	18-Jan-05	17-Jan-61	21.679
El Oregano	224762	7-Jun-05	6-Jun-55	20.50
El Oregano 2	231966	23-May-08	22-May-58	129.19
Panuco Num Uno	185871	14-Dec-89	13-Dec-39	85.81
Santa Lucia	211013	15-Mar-00	14-Mar-50	27.00
Santa Maria	223583	18-Jan-05	17-Jan-61	33.6334
Libertad (Pending)	E-095-15204			633
La Galeana III (Pending)	E-095-12796			688.1488
Total				7,189.52

*Concession has 3% NSR to Compania Minera Bacis, S.A. de C.V.

** Application of extension filed; no impact on the title is expected

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4.3 Underlying Agreements

4.3.1 Canam Alpine Ventures Ltd.

On November 6, 2019, Vizsla Silver closed a share purchase agreement to purchase Canam Alpine Ventures Ltd. (Canam) for CAD$45,000 and staged payments of 18 million common shares of Vizsla Silver as follows:

  6.0 million shares on closing

  6.5 million shares upon definition of a resource greater than 200,000 gold-equivalent ounces (AuEq oz)

  5.5 million shares upon exercise of the options described in Sections 4.3.2 and 4.3.3.

The payment shares are subject to voluntary pooling restrictions, with 12.5% released each quarter.

Further, a finder's fee of 750,000 shares is payable by Vizsla Silver to Doug Seaton of Nakusp, British Columbia (B.C.) in the following increments:

  250,000 shares on signing

  250,000 shares upon definition of a resource greater than 200,000 AuEq oz

  250,000 shares upon exercise of the options.

4.3.2 Silverstone Resources S.A. de C.V.

On July 20, 2021, Vizsla Silver Corp announced that it had executed a binding option exercise notice ("Copala Exercise Notice") with Silverstone Resources. The executed agreement constituted accelerating and exercising the Company's option to acquire 100% of the Copala silver-gold district.

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla Silver acquired a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 ha) in consideration for:

  A cash payment of US$9,500,000 was paid to Copala upon the completion of the transfer of the Copala Property on August 3, 2021

  The issuance to Copala of 4,944,672 common shares of Vizsla Silver priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued).

4.3.3 Minera Rio Panuco S.A. de C.V.

On July 21, 2021, Vizsla Silver Corp. announced that it had signed an agreement with Minera Rio Panuco (MRP). Upon closing, Vizsla Silver acquired a 100% ownership interest in the Property (comprising 43 mining concessions with a combined surface area of 3,839 ha and the "El Coco" mill (the Mill) in consideration for:

  A cash payment of US$4,250,000 was paid to MRP upon signing of the Amending Agreement

  The issuance to MRP of 6,245,902 common shares of Vizsla Silver priced at C$2.44 per share (for a total value of US$12,000,000)

  A cash payment of US$6,100,000 on February 1, 2022, following the refurbishment and transfer of ownership of the mill, which is to occur on January 31, 2022. US$250,000 was paid on August 19, 2021, and US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. US$5,000,000 was paid for the receipt of the mill in good standing.

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4.3.4 Strategic Investment in Prismo Metals

On January 9th, 2023 Vizsla closed a strategic investment into Prismo Metals Inc. (Prismo). Under the Strategic Investment, the Company acquired 1) a right of first refusal to purchase the Palos Verdes project from Prismo, and 2) 4,000,000 units of Prismo, for aggregate consideration of $2,000,000. The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 common shares of Vizsla. In connection with the Strategic Investment, Prismo and Vizsla have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

4.4 Surface Rights

Most of the surface rights in the municipality of Concordia are owned by ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional).

Surface rights to most of the land underlying the Project area are owned by six ejidos (Figure 4-3). Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Both MRP and Silverstone have surface-access agreements. Material terms of the surface-access agreements are summarized below.

Figure 4-3 Location of Ejidos and Outline of Panuco Project

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4.4.1 Canam and Ejido Panuco

A 30-year agreement was executed February 13, 2022, between Canam and Ejido Panuco with the right to an additional 30-year extension. The exploration, Mining and Operation activities are included in the occupancy agreement.  The total area is 960.9653 hectares in the Ejido area with additional rights to extend areas for consideration per hectare. The Consideration is 1) $1,200 pesos per hectare for exploration; 2) $7,500 pesos per hectare for mining, operation and permanent impact areas.

4.4.2 Silverstone Resources S.A. de C.V., Canam, and Ejido Platanar de los Ontiveros

A 30-year agreement was executed January 22, 2023, between Canam and Ejido Platanar de los Ontiveros with the right to an additional 30-year extension. The exploration, Mining and Operation activities are included in the occupancy agreement.  The total area is 500.00 hectares in the Ejido area with additional rights to extend areas for consideration per hectare. The Consideration is 1) $1,200 pesos per hectare for exploration; 2) $7,500 pesos per hectare for mining, operation and permanent impact areas.

4.4.3 Canam and Comunidad Copala

A 30-year term agreement with the right to an additional 30-year extension between Canam and Comunidad Copala with anticipated termination as convenient to Canam was established on December 12, 2021.  The agreement outlines rights for Exploration, Mining, and Operation activities included in the occupancy agreement.  The area is 1,942.3490 hectares out of 2,227.6341961 hectares of total Ejido area, with a right to extend the area as required by Canam with the same consideration per hectare.  The considerations are 1) $1,200 pesos per hectare for exploration; 2) $7,500 pesos per hectare for mining, operation and permanent impact areas.

4.4.4 Canam and El Habal Ejido

A 30-year agreement was executed on September 12, 2021, between Canam and El Habal Ejido with rights to an additional 30-year extension and anticipated termination as convenient to Canam. The rights are to Exploration, Mining and Operation activities. The area is 427.8756 hectares out of 4,395 hectares of total Ejido area, with a right to extend the area as required by Canam with the same consideration per hectare. The considerations are 1) $1,200 pesos per hectare for exploration; 2) $7,500 pesos per hectare for mining, operation and permanent impact areas; An advance of 2-year consideration payment, next payment due 12 September 2023.

4.4.5 Short-Term Ejido Agreements

Vizsla has further agreements and ongoing negotiations with Ejido San Miguel Del Carrizal.

Since June 2020, the Ejido San Miguel Del Carrizal community has granted 2-month reoccurring land access for exploration. The access is to 19,973.9529 hectares of ejido lands where Vizsla owns mining concessions. There is no sign or evidence of any complication or negative outcome for such execution of the 2-month permits. An assembly for approval of the 30-year term agreement has been scheduled with the ejido authorities, and shall include exploration, and operation activities.

4.5 Permits

Exploration and mining activities in Mexico are regulated by the General Law of Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion al Ambiente [LGEEPA]), and the Regulations Environmental Impact Assessment [REIA]. Laws pertaining to mining and exploration activities are administered by SEMARNAT and the Federal Attorney for Environmental Protection (Procuraduria Federal de Proteccion al Ambiente [PROFEPA]) enforces SEMARNAT laws and policy.

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Activities that exceed specified limits require authorization from SEMARNAT and comprise the presentation of an environmental impact assessment (Manifestación de Impacto Ambiental [MIA]). SEMARNAT authorizes activities that fall below the specified threshold under Article 31 of the LGEEPA, and require the submission report known as an Informe Preventivo.

Exploration activities that are expected to generate impacts to the physical or social environment that are assessed as potentially of low significance by the regulators are regulated under Norma Oficial Mexicana-120-SEMARNAT-1997 (NOM-120-SEMARNAT-1997), and its subsequent modifications.

The Project is not included within any specially protected, federally designated, ecological zones known as Áreas Naturales Protegidas (ANP).

An Informe Preventivo is in force for the area of the Panuco ejido that permits drilling activities according with official notice DF/145/2.1. 1/0053/2020. 0060 dated January 21, 2020, issued by the Ministry of Environmental and Natural Resources to Minera Canam S.A. de C.V.

4.6 Environmental Considerations

The Panuco Project is within the Panuco-Copala mining district and has been subject to extensive historical mining since approximately 1565. The mineralized bodies and the enclosing host rocks are anomalous in base and precious metals and have generated elevated metal values in sediments that extend well beyond known workings. The mineralized veins are characteristically low or moderate sulphidation but may have the potential for acid rock drainage (ARD) and subsequent metal leaching. Vizsla Silver's  Coco Mill and tailings storage facility are located on the Property; the mill is currently idle, and the associated tailings storage facility is at capacity.  The El Arco (aka Manuel Hernández) and Santa Rosa plants are also located on the Property but are not under the control of Vizsla Silver. Other old mine workings, excavations, and dumps are on and adjacent to the Property. Some of the previously referenced disturbance is on mining lands held by Vizsla Silver, while others are on lands held by third parties.

Environmental impacts within the Project site result from historical activities and through current and intermittent operations of surrounding mines by third parties, and by informal and unauthorized miners working when companies are inactive. Under the Mexican environmental and regulatory system, these impacts due to historical activities are considered pre-existing environmental liabilities deemed not significant and acknowledged by regulators.

4.7 Other Relevant Factors

The Project has no outstanding environmental liabilities from prior mining activities. The Author is unaware of any other significant factors and risks that may affect access, title, or the right, or ability to perform exploration work recommended for the Property.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Accessibility

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (Figure 4-1). Highway 40 crosscuts the Project area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

5.2 Local Resources and Infrastructure

The Project is in the Concordia municipality, which has a population of approximately 27,000. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

Vizsla Silver owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

5.3 Climate

The climate is subtropical, with heavy rain in June through September. Summer temperatures reach 40°C, and the minimum winter temperature is approximately 10°C. The average rainfall is around 1,100 millimetres (mm), with the majority falling in the June to September rainy season. The area has sufficient water for exploration and mining purposes. Work on the Property, including drilling, can be conducted year round.

5.4 Physiography

The Project area is in the Barranca sub-province of the Sierra Madre Occidental Physiographic province; mountain ranges characterize the province's topography up to 1,640 m, cut by steep gorges. Historic mine workings and mineralized structures on the Project generally occur between 500 and 1,000 m above sea level (asl). The principal drainages are the northerly trending Rio Baluarte east of the Property and the northeasterly trending Rio Presidio to the north. Dendritic intermittent streams feed the rivers. Project vegetation is mainly dry tropical forest comprising tropical bushes and shrubs at lower elevations and oak and pine forest at higher elevations. Animals found on the Project include the jaguar, coyote, deer, fox, rattlesnake, bat, guacamaya, iguana, and small rodents.

5.5 Vegetation and Wildlife

Most of the vegetation in the Project area is classified as "selva baja caducifolia", which is characterized mainly by trees less than 15 meters tall. Typical plant species include tepemezquite, ebano, tepehuaje, huanacaxtle, berraco, amapa, apomo, cedro, nacario and garabato. At higher elevations, the temperatures are cooler, and vegetation is characterized as "bosque templado" (temperate forest). Plants typical of the higher areas are encino, madroño, chicle, palo cuate, arrancillo, vainillo, maguey and guasima. Animals in the Project area include jaguars, squirrels, rabbits, coyotes, rats, foxes, deer, bats, tejónes, guacamayas, rattlesnakes and iguanas.

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6 HISTORY

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales [CRM], the predecessor of the Mexican Geological Service [SGM]) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999 (Avila-Ramirez, 1999). In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46 (Rosendo-Brito et al., 2019).

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes, for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data or downhole geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data. The Rio Panuco drill data cannot be relied upon, as material data are unavailable for hole deviation, core recovery, assaying, or quality assurance/quality control (QA/QC).

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008 (Christopher and Sim, 2008).

Christopher and Sim (2008) prepared two Mineral Resource estimates on the property for Silverstone on October 16, 2008. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein.

Silverstone merged with Silver Wheaton Ltd. (Silver Wheaton) in 2009 and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the Mineral Resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Local unauthorized miners are currently extracting the pillars in those ore shoots. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources estimated by Christopher and Sim (2008).

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

In 2019, Silverstone and MRP optioned their mineral concessions to Canam.

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6.1 Previous Mineral Resource Estimate

On March 1, 2022, Vizsla announced a maiden MRE for the Property. The MRE is based on a total drill database of 445 holes (124,915 meters) completed by Vizsla between November 2019 and December 2021. The independent Qualified Person for the Resource Estimate is Tim Maunula, P.Geo. Principal, T. Maunula & Associates Consulting Inc. (Maunula and Murray, 2022). The MRE was reported at a base case cut-off grade 150 g/t AgEq and has an effective date of March 1, 2022 (Table 6-1 to Table 6-3).

Highlights of the Resource Estimate:

  Indicated Mineral Resources are estimated at 5.0 million tonnes ("Mt") grading 191 grams per tonne ("g/t") silver, 2.08 g/t gold, 0.26 % lead, and 0.50 % zinc (383 g/t silver equivalent("AgEq")). The Resource Estimate includes indicated resources of 30.5 million ounces ("Moz") of silver, 331.1 thousand ounces ("koz") of gold, 13 kilo tonnes ("kt") of lead, and 24.6 kt of zinc (61.1 Moz AgEq).

  Inferred Mineral Resources are estimated at 4.1 Mt grading 187 g/t silver, 1.79 g/t gold, 0.13 % lead, and 0.30 % zinc (345 g/t AgEq). The Resource Estimate includes inferred resource of 24.7 Moz of silver, 235.8 koz of gold, 5.3 kt of lead, and 12.4 kt of zinc (45.6 Moz AgEq).

Note: AgEq = Capped Ag ppm + (((Capped Au ppm x Au price/gram) + (Capped Pb% x Pb price/t) + (Capped Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

MRE Notes:

  The Resource Estimate encompasses a total of 13 sub-vertical precious metals rich domains each  defined by individual wireframes with a minimum true thickness of 2.0 metres for Napoleon (2 wireframes) and Tajitos (3 wireframes), and 1.5 metres thickness for the six other structures (8 wireframes).

  Samples were composited within the mineralized domains into 1.50 metre length composites.

  High grade capping was done on composite data and established using a statistical analysis on a per-zone basis for silver, gold, lead and zinc.

  Cut-off grade of 150 g/t AgEq was used based on costs from mines with similar mineralization Assumed costs $45 mining, $30/tonne processing $20/tonnes G&A and recoveries of 93% for silver, 90% for gold, 94% for both lead and zinc.

  Average density values were assigned per zone based on 256 samples analysed by ALS in Zacatecas, Mexico and ranged from 2.55 to 2.64.

  Inverse Distance Squared (ID2) interpolation was utilized at for all structures. All estimates are based on a block dimension of 2 m * 10 m * 5 m and estimation search parameters determined by variography.

  The Resource Estimate is categorized into indicated and inferred categories as follows:

    The Indicated mineral resource category is defined by areas where drill spacing is generally less than 50 metres, blocks are informed by a minimum of two drill holes, and reasonable geological and grade continuity is shown. Copala, Tajitos HW, Rosarito and San Antonio veins defined Indicated mineral resource based on drill spacing less than 30 metres.

    The Inferred mineral resource category is defined by areas where drill spacing is less than 100 metres, blocks are informed by a minimum of two drill holes, and reasonable, but not verified, geological and grade continuity is observed. Copala, Tajitos HW, Rosarito and San Antonio veins defined Inferred mineral resource based on drill spacing less than 60 metres.

    The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

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Table 6-1 2022 Panuco Mineral Resource Estimate Summary by Resource Classification (150 g/t AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Table 6-2: Panuco Mineral Resource Estimate Summary by Vein (150 g/t AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)

Classification	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated
Napoleon	2.5	144	2.41	0.39	0.68	373	11,612	194.4	9.7	17.2	30,126
*Includes Gallinero	0.6	278	4.19	0.40	0.63	648	5,708	86.0	2.6	4.0	13,307
Josephine	0.2	194	2.16	0.29	0.71	402	1,440	16.0	0.7	1.6	2,983
Napoleon HW	0.4	131	1.17	0.19	0.49	249	1,585	14.2	0.7	1.8	3,007
NP Area Total	3.1	146	2.24	0.36	0.66	360	14,637	224.6	11.1	20.6	36,116
Tajitos	1.1	289	1.77	0.12	0.23	443	9,766	59.8	1.3	2.5	14,963
Copala	0.4	285	2.16	0.04	0.08	461	3,936	29.9	0.2	0.3	6,379
Tajitos Vein 3	0.2	251	1.65	0.09	0.23	395	1,770	11.6	0.2	0.5	2,777
TJ Area Total	1.7	283	1.85	0.09	0.19	441	15,472	101.3	1.6	3.3	24,120
Rosarito	0.1	75	1.13	0.19	0.54	191	281	4.3	0.2	0.6	719
San Antonio	0.0	128	1.01	0.01	0.02	210	111	0.9	0.0	0.0	183
Total Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred
Napoleon	0.9	91	2.29	0.23	0.50	300	2,750	69.3	2.2	4.7	9,066
Josephine	0.2	235	2.34	0.30	0.71	457	1,803	17.9	0.7	1.7	3,501
Napoleon HW	0.6	110	1.21	0.17	0.45	228	1,990	21.7	0.9	2.5	4,120
NP Area Total	1.7	117	1.95	0.22	0.51	298	6,543	108.9	3.9	8.9	16,687
Tajitos	0.6	234	1.40	0.12	0.25	359	4,409	26.4	0.7	1.5	6,761
Copala	1.4	259	1.89	0.03	0.07	414	11,651	84.8	0.4	1.0	18,593
Tajitos HW3	0.3	208	1.39	0.07	0.21	329	1,764	11.8	0.2	0.6	2,788
TJ Area Total	2.2	247	1.70	0.06	0.14	390	17,824	122.9	1.3	3.0	28,142
Rosarito	0.1	78	1.06	0.18	0.52	188	230	3.1	0.2	0.5	553
San Antonio	0.0	115	0.87	0.01	0.03	186	107	0.8	0.0	0.0	173
Total Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

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Table 6-3: Cut-Off Grade Sensitivity (AgEq Cut-Off Grade), March 1, 2022 (Maunula and Murray, 2022)

Classification Cut-off Grade AgEq	Tonnes (Mt)	Average Grade					Contained Metal
		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated
>=300 ppm	2.2	305	3.28	0.27	0.49	594	22,068	237.2	6.1	11.0	42,927
>=250 ppm	2.8	273	2.94	0.27	0.49	535	24,232	260.4	7.5	13.6	47,394
>=200 ppm	3.7	232	2.50	0.27	0.49	458	27,253	294.2	9.8	18.0	53,848
>=150 ppm	5.0	191	2.08	0.26	0.50	383	30,502	331.1	13.0	24.6	61,138
>100 ppm	6.9	153	1.65	0.24	0.49	310	33,938	365.8	16.8	33.5	68,785
Inferred
>=300 ppm	1.7	296	2.78	0.13	0.30	533	16,464	154.6	2.3	5.2	29,661
>=250 ppm	2.1	272	2.54	0.13	0.30	490	18,142	169.1	2.7	6.2	32,661
>=200 ppm	3.0	226	2.13	0.13	0.29	411	21,473	202.2	3.8	8.7	39,036
>=150 ppm	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,609
>100 ppm	5.8	150	1.43	0.13	0.31	280	28,076	268.1	7.8	18.0	52,415

(1) Values in these tables reported above and below the base-case cut-off 150 g/t AgEq for underground Mineral Resources should not be misconstrued with a Mineral Resource Statement. The values are only presented to show the sensitivity of the block model estimates to the selection of the base case cut-off grade.

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7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt (Figure 7-1). The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens (Figure 7-2).  Figure 7-3 shows the regional geology of the area.

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Figure 7-1 Metallogenic Setting Map. Illustrates Geological Setting of Western Mexico with Main Porphyry and Epithermal Deposits of the Sierra Madre Occidental

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Figure 7-2 Regional Geologic Setting Map. Illustrates Regional Geological Central Sierra Madre Occidental

Source: adapted from Montoya-Lopera et al., 2019

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Figure 7-3 Regional Geology Map

VIZSLA
390000
400000
410000
420000
0
3
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E X P L A N I A T I O N

Geology

- Alluvium
- Polymictic Conglomerate
- Polymictic Conglomerate - Sandstone
- Andesite
- Andesite - Andesite Tuff
- Andesitic Tuff - Rhyolitic Tuff
- Andesitic Breccia - Rhyolitic Breccia
- Porphyritic Andesite
- Basalt - Andesite
- Rhyolite
- Ignimbrite
- Rhyolite - Ignimbrite
- Rhyolite - Rhyolite Tuff
- Rhyolitic Tuff
- Rhyolitic Tuff - Ignimbrite
- Rhyolite & Andesite Flows
- Rhyolitic Breccia
- Rhyolitic Breccia - Ignimbrite
- Porphyritic Rhyolite
- Dacite
- Rhyodacite Porphyry
- Quartz Diorite
- Diorite
- Granite - Granodiorite
- Granodiorite
- Metandesite - Schist
- Metasandstone - Slate
- Metaquartzite - Schist
- Tonalite

Other

- Inferred Veins
- Inferred Faults
- Vizsla Silver Claims
- Toll Highway
- Federal Highway

Source: Vizsla Silver Corp, November 2022; Note: The claim block to west is owned by Vizsla but not considered part of the Panuco Project

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7.2 Property Geology

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3 km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the district's main host lithologies of the epithermal veins. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in a minor proportion. Fieldwork and interpretations conducted in the Project, indicate that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. Mineralization has not been dated in Panuco either, but it is possible that one or more epithermal pulses may be of late Eocene to early Oligocene age; this is based on the observation that rhyolite dikes of possible Oligocene age (intruding the LVS units) are cross-cut by veins in southern Napoleon area. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.  A stratigraphic column is in Figure 7-4.

Figure 7-4 Stratigraphic Column for the Project Area

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) has been recognized through tectonic/erosional "windows" into the LVS and in some drill holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and are subsequently intruded by the diorite-granodiorite and granite plutons centered in the Panuco project. Locally, the diorite intrusion has been observed to contain clasts of the andesite in contact-breccias. Another intrusive phase of granodiorite to quartz-monzonite composition that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). The granite intrusion has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977), it outcrops around the Panuco town and has been observed to contain clasts of diorite. Granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Following the deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favoured the formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic units are believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

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The project area has recorded multiple deformation events associated with the subduction of the Farallon plate under North America and the opening of the Gulf of California from the Cretaceous to the Miocene. Starling (2019) recognized five main deformation episodes spanning the Laramide orogeny and Basin and Range and younger post-Miocene extension events:

  D1 - early Laramide ENE compression and fold-thrust deformation (~80-60Ma),

  D2 - late Laramide NNE compression and contractional deformation (~60-40Ma),

  D3 - early post-Laramide N-S to NNE extension (~38-28Ma)

  D4 - main stage Basin and Range ENE extension (~28 - 18Ma)

  D5 - WNW extension in central and southern Mexico (~12 - 0Ma)

According to Starling, the Laramide deformation is quite subtle but likely created some of the initial major structures that underlie the geometry of the later vein systems. Analysis of kinematic indicators in the Project conducted by Starling (2019), determined that epithermal mineralization occurred during a phase of north-northeast to northeast-southwest regional extension, which favoured the development of the following mineralized trends:

  WNW (~120°N) extensional/normal faults orthogonal to D3 extension but also likely to have originated as shears under D1 and D2 compression (e.g., Animas, Cordon de Oro),

  NNW to N-S (~160-180°N) sinistral shears that helped to accommodate D3 extension (e.g., San Carlos, Napoleon) and conjugate with

  ENE (~060°N) dextral shears (e.g., San Antonio), and

  NNE (~020-040°N) steep tear faults formed sub-parallel to D3 extension.

Similarly, structural studies done in San Dimas Horner and Enriquez (1999), report three major deformational events developing east-west, northeast-southwest and north-south sub-vertical structures carrying epithermal silver-gold mineralization. Major north-northwest-trending post-mineralization normal-faults, developed during the last deformation event, defined blocks tilted to the east-northeast or west-southwest (Horner J. T. and Enriquez E., 1999). The fault-tilted blocks are interpreted to be the result of a northeast-southwest extension like that observed in Panuco in D4.

The extensional event in Panuco was probably accompanied by significant hydrothermal activity that formed the district's epithermal veins. The hydrothermal activity must have been sufficiently strong and long-lived to develop veins with multiple orientations in Panuco. Pebble dikes, suggestive of extensive hydrothermal activity are present, although the paragenesis of the dykes with respect to mineralization has not been established. However, the pebble dykes appear to be concomitant with the widespread dissemination of fine-grained pyrite into the volcanic units. A late event of magmatism and extension favored the emplacement of post-mineralization rhyolite dikes along some of the mineralized structures. The rhyolite dikes appear to be synchronous with D4 extensional deformation, as they are locally dissected and/or necked. Finally, post-mineralization andesite dykes intruded the whole column; these dikes do not show evidence of faulting and are recognized as the youngest expression of magmatic activity in the Project.

It is interpreted that north-northeast extension developed a series of west-northwest-trending veins (Figure 7-5). Starling (2019) also noted that the low dipping angle of some of these veins and the observed tilting of rhyolites in the hanging wall of the Animas-Refugio structure, resulted from reactivated Laramide thrust-faults into listric faults, as seen in Figure 7-6. This geometry indicates the potential for multiple second-order, subparallel veins in the hanging walls of these west-northwest-trending veins. The mineralized shoots associated with these listric normal faults will tend to be subhorizontal to depth. The western part of the Project is characterized by the tilting of the volcanic sequence to the southwest, leading to the veins in the central part of the project having been more deeply eroded . Also, veins in the west portion of the district show shallower levels of exposure on surface consistent with weaker surface anomalies (e.g. La Luisa). Recent mapping works on the northeastern side of the property, at high-topographic elevation, indicate the veins are exposed to shallow levels and the recorded presence of kaolinite in at least a couple of vein outcrops suggests proximity to the paleosurface. Late- to post-mineral north-northwest, north-northeast, and east-northeast steep faults have partitioned the structural corridors, and the geometry and locations of economic shoots in each block may be distinct from neighbouring blocks.

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Figure 7-5 Property Geology Map Showing Claim Outline and Known Mineralized Structures

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Figure 7-6 Schematic Cross-Section of Panuco Veining Illustrating that Veins May Be Listric Faults Developed from Reactivated Laramide Thrust Faults (Starling 2019)

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7.3 Mineralization

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has defined several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

The Mineral Resource includes eleven mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosaritos and Cuevillas veins. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. Table 7-1 presents a general description of the geometry of the seven veins comprising the bulk of the mineralization. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m. Figure 7-7 shows the location of the veins included in the Mineral Resource Estimate.

Table 7-1 General Description of Estimated Veins Included in the Mineral Resources Estimate for the Panuco Project

Name	Orientation		Dimension
	Strike (°)	Dip (°)	Thickness	Strike	Dip
			(m)	(m)	(m)
Napoleon	350	80-85	3.00 to 3.50	2,500	550
Josephine	355	75-85	1.50 to 2.50	1,500	500
Napoleon HW	350	60-65	2.00 to 3.00	2,000	250
Tajitos	20	70-75	2.00 to 3.00	1,500	400
Copala	15	35-55	2.00 to 35.00	950	400
Copala 2	355	45-55	1.00 to 2.00	400	300
Cristiano	330	80-90	0.50 to 3.00	500	300
San Antonio	105	55-65	1.50 to 7.00	650	300
Rosaritos	125	50-55	1.50 to 5.50	180	130
Cruz Negra	325	75-85	0.50 to 2.50	400	200
Cuevillas	30	80-55	0.40 to 1.80	200	200

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Figure 7-7 Panuco Project Claims Showing Known Veins, Including the Four Resource Areas Comprising Eleven Veins Included in the Mineral Resource Estimate

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7.3.1 Animas-Refugio Corridor

The Animas-Refugio structural corridor is a significant fault zone central in the Project area; it hosts the largest number of historical and current workings (Figure 7-8 and Figure 7-9) and includes the Rosarito  and Cuevillas veins reported in the current MRE. Overall, the corridor trends northwest-southeast and dips moderately southwest. Typically, the fault zone that defines this corridor has a clay fault-gouge contact in either the hanging wall and or the footwall contact and ranges from a few metres to over 20 m wide. It has a strike length of over 7.2 km and extends from the San Carlos mine in the southeast to the claim boundary in the northwest. Historical references note that the corridor continues to the southeast of the San Carlos mine. Ten main mineralized shoots have been exploited along this corridor; from southeast to northwest these are San Carlos, Clemens, El Muerto, La Pipa, Mariposa, El 40, San Martin, El 150, El 200, Rosarito, and La Bomba. The oldest workings date back to the 1500s. Rosarito and Cuevillas in the northwest sector of Animas are included in the MRE in the Inferred Mineral Resource category. In addition to the main, moderately dipping, mineralized zone there are numerous secondary mineralized structures, including a hanging wall splay at the Mariposa mine and the Paloma vein.

The Animas-Refugio structural corridor was first drilled by Minera Bacis in the late 1990s, but no details of this work are available. MRP subsequently drilled the corridor between 1999 and 2001, and Silverstone between 2007 and 2008.

The hanging wall of the fault zone is composed of a package of water-lain volcanic rocks with interlayered andesite tuffs and flows and rhyolite tuffs higher up in the sequence. Quenched textures in andesite tuffs, like those observed in hyaloclastites, support deposition in aqueous environment. A fine-grained diorite has been observed at lower levels within the hanging wall section. The footwall package consists of fine- to medium-grained diorite to granodiorite.

The Animas-Refugio corridor is a reactivated northwest- to west-northwest-trending normal fault that dips to the southwest, likely reactivated from a Laramide-age thrust fault with its dip shallowing at depth Starling 2019. The structure is steeper in high topographies where the structure has preserved the upper portions of the system. The normal fault defining the Animas-Refugio corridor is interpreted as the east side of a graben structure, with the Cordon del Oro trend comprising the west side of the graben. The graben structure has been cut by north-northeast- and north-northwest-trending subvertical faults that accommodated extension during the main mineralizing phase. Slickensides on these cross faults show a shallow to moderate dip to the southwest, with minimal offset. The fault splays accommodate extension along the fault and do not offset the main trend of the Animas-Refugio structure. These cross faults appear to have provided local boundaries within the fault zone that control the intrusion of post-mineral andesite dykes.

Related to the Animas-Refugio corridor are a series of hanging-wall splays, such as the San Martin splay near the Mariposa mine, the Paloma vein proximal to the Rosarito and Cuevillas veins, and Nieves coming off La Bomba. These splays are near vertical, and subparallel to the Animas-Refugio trend, and their possible intersection zones with the main structure are attractive exploration targets. These veins vary from narrow 1 m-wide to over 4 m-wide structures and have been mined extensively down to the 575 m.a.s.l. level.

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Rosarito is a re-brecciated vein consisting of white quartz cemented by white silica with minor and variable amounts of grey quartz patches and fine-grained sulphides. The vein strikes to the southeast, dipping 35° to the southwest, and is traceable 200 m on surface. The vein pinches and swells between 2 and 25 m with average width determined through mapping of 4 m. Drilling reported intervals with estimated true width of 2.13 m in average.

Figure 7-10 shows a section with drilling intercepts of note for the Animas-Refugio vein.

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Figure 7-8 Animas-Refugio Geology and Silver Geochemistry (Section A-A' Shown in Figure 7-10)

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Figure 7-9 Animas–Refugio Geology and Gold Geochemistry (Section A–A' Shown in Figure 7 10)

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Figure 7-10 Animas-Refugio Vein Cross-Section Looking Northwest

7.3.2 Cordon del Oro Corridor

The Cordon del Oro structural corridor is an east-dipping normal fault zone in the west-central portion of the Project area that trends roughly north-northwest and dips moderately to the east (Figure 7-11). The mineral resource estimate contains the San Antonio structure, within the Cordon del Oro corridor, in the Inferred Mineral Resource categories.

The Cordon del Oro structure has a small number of historical workings. The fault typically has clay fault-gouge contacts that range from metre scale to over 15 m wide. To date, the structure has been traced with mapping for approximately 7.6 km from the Anonal mine in the southeast to the Santa Rosa plant in the northwest. It is interpreted that Cordon del Oro is the west side of a graben, with the Animas structure defining the east margin. Only five mineralized shoots have been exploited along the main Cordon del Oro corridor; from the southeast to the northwest, these are Peralta, La Cobriza, Mojocuan 1, 2, and Mojocuan 4. Four additional mineralized shoots occur along the San Antonio vein Los Generales, Coralillo, San Antonio, and La Venada.

The Cordon del Oro corridor is not known to have been drilled, and mining completed to date occurred in the last century, with workings of less than 100 metres in length. Most mining extended only about 10 to 30 m below the surface, and the deepest of the historical mining appears to have reached about 60 m below the surface. Only the Coralillo mine has more than one level of development and was mined to a depth of about 60 m and approximately 150 m along strike.

At lower elevations, the Cordon del Oro structure cuts a fine-grained diorite that is weakly to strongly magnetic and corresponds with a magnetic anomaly in regional airborne magnetic surveys. The structure cuts dacite and granodiorite in the Mojocuan 1 and Mojocuan 2 mine areas (Figure 7-11). In the central part of the vein corridor and along the San Antonio splay, the structure cuts a series of shallowly west-dipping rhyolite tuffs and andesite flows at higher elevations. Local rhyolite and andesite dykes intrude on the host rocks and along the mineralized structure. A quartz porphyry and granite porphyry are noted in underground workings at the Mojocuan 1 and Mojocuan 2 mines.

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The Cordon del Oro structure is interpreted as a north- to north-northwest-trending normal fault on the west side of a graben subjected to repeated movement and later cross-faulting (Starling, 2019). The San Antonio structure is an east-west-trending set of subparallel faults that dip mainly to the south and is interpreted as a hanging wall splay of the main Cordon del Oro structure.

The San Antonio vein is an east striking, moderately dipping structure with 325 m of interpreted strike length and 300 m of down-dip extension. The average width is generally 1.5 to 3 m, with pinching and swelling between 1 and 7.5 m. Vizsla has completed 31 drill-holes along the San Antonio vein between 2020 and 2022, 19 of those holes were completed in 2022.

Figure 7-11 Cordon del Oro Geology and Silver Geochemistry

7.3.3 Cinco Señores and Napoleon Corridor

The Cinco Señores and Napoleon structural corridors comprise two subparallel, mineralized fault-zones in the western portion of the Project area that trend north-northwest, at sub-vertical dip angles (Figure 7-12 and Figure 7-13). Cinco Señores has a strike length of around 2.6 km, from the El Tajito mine in the southeast to El Cajon in the northwest. Twelve mineralized structures are included in the Cinco Señores corridor: Copala, Tajitos, Cristiano, Copala 2, La Colorada, La Tlacoacha, Santa Ana, Descubridora, Cinco Señores 01, Cinco Señores 03, La Manzanilla, and El Cajon. Copala, Tajitos, Cristiano and Copala 2 contain over 50% of the global resource in Panuco project. The Cinco Señores structure comprises a single, narrow fault zone with quartz veining approximately 1 m to 2 m wide. One moderately northeast-dipping notable splay of Cinco Señores was mined out at La Descubridora, west of the town of Copala (Figure 7-14).

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The Napoleon corridor contains the Napoleon Main, Napoleon Hanging wall, Josephine, Cruz Negra, and other minor vein splays in southern Napoleon at the Ojo de Agua area. Together they constitute a significant portion of the Mineral Resources. Moreover, the current Mineral Resource estimate includes the Cinco Senores veins of Copala, Tajitos, Cristiano and Copala 2 structures. The Cinco Señores and Napoleon structural corridors host the second-largest concentration of historical workings on the property, some of which date to the 1500s.

The Napoleon and Cinco Señores structural corridors are interpreted as north- to north-northwest-trending strike-slip faults that have been reactivated, mineralized, and later subjected to cross-faulting (Starling, 2019). Later cross-faulting, likely related to the basin and range extension, imposed an effect of post-mineralization dextral trans tensional displacement across the east-west- to west-northwest-trending reactivated faults. Vein mineralization is hosted predominantly by two lithologies, a fine-grained, weakly to strongly magnetic diorite at lower elevations and a series of shallowly west-dipping rhyolite tuffs and andesite flows at high elevations.

Figure 7-12 Cinco Señores-Napoleon Geology and Silver Geochemistry

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Figure 7-13 Cinco Señores-Napoleon Geology and Gold Geochemistry

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Figure 7-14 Descubridora Mine Geology and Geochemistry

Note: Sample Widths are Estimated at 65% to 100% of True Widths.

The Napoleon vein comprises a fissure vein with subparallel vein splays and faults about 20 m apart that host quartz cemented breccias. Dilational fault jogs and cymoid loops are developed by some faults. At least 13 main mineralized shoots have been exploited along the Napoleon corridor. From south to north they are: Napoleon Sur (Ojo de Agua), El Gallinero, Napoleon 07, Napoleon 05, Napoleon 04, El Hundido, La Higuera, Limoncito, Los Rieles, El Papayo, El Agua Prieta, Aguajes, and La Estrella. The subparallel faults and dilational jogs are more common in the southern portion of the structure; the northern part comprises a single fissure vein for the most part. Moreover, local horsetail splays are of common occurrence in southern Napoleon at the Ojo de Agua area. Mineralization in the Napoleon vein is traced along 2,500 m of strike length and approximately 550 m of depth. The system is tilted 20° to 25° to the south which favored the exposure on the surface of base metals-rich vein mineralization in the north and low base metals plus low Ag/Au ratios in the south at the Ojo de Agua area. This tilting condition is also responsible for the lower silver values and thinner widths to the south on the surface, and therefore points to a high elevation in the vein system (Figure 7-15).

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Figure 7-15 Drill-hole intercepts showing tilted-mineralization on Napoleon main vein

The Napoleon Main, Josephine, Napoleon Hangingwall, Cruz Negra veins and vein splays in Ojo de Agua form the Napoleon vein corridor and constitute the bulk of the Mineral Resource contained herein. Josephine is a sub-vertical vein west and subparallel to the Napoleon Main vein and was discovered in 2021 in drill hole NP-21-132. Josephine widths are generally between 1 and 3 m, with semi-massive sulphide mineralization indicating higher grades. Josephine is traced 1.5 km along strike and has been tested roughly 500 m down dip. The Napoleon Hangingwall vein runs subparallel to Napoleon Main to the east at a moderate dip and is generally 2 to 3 m wide. The Cruz Negra Vein, located 250 metres west of the Napoleon resource area, is a northwest striking vein-breccia dipping steeply to the northeast. The vein breccia consists of quartz veining and quartz cement bearing disseminated sphalerite and galena. Drilling to date has tested Cruz Negra along ~400 metres of strike and 300 metres to depth in proximity to the Josephine Vein. Mineralized intercepts at Cruz Negra, highlight a range of estimated true widths from 0.65-3.10 metres with grades ranging from 265 to 3,499 g/t AgEq, at the mineralized elevation.

The Copala, Tajitos, Cristiano, and Copala 2 vein structures are within the Cinco Senores corridor and amount to over 50% of the Mineral Resource estimate given in this Technical Report. The Copala structure strikes north-northwest and is situated east and on the hangingwall side of the Tajitos vein. Initial drilling during 2020 intersected the structure with maximum true width of 82 m and based on mineralized intercepts we estimate an average true width of 10 metres. Due to its exceptional width and high grade, Copala has seen the fastest growth in terms of Indicated and Inferred Mineral Resources and is the single structure with the largest global resource (Indicated and Inferred) at the Panuco project.  The structure pinches and swells from approximately 2 m to 82 m, has an average dip of 46° with variable dip angles of ~35° in the north, nearby the Copala town, to a maximum of ~55° in its southern extent. Copala consists typically of crackle and hydrothermal breccias, stockworks and vein zones with banded and massive quartz ubiquitous rhodochrosite, rhodonite and calcite. Other gangue minerals include adularia and white phylosilicates (illite, illite-smectite, and montmorillonite).

Drilling at Copala has now traced mineralization along approximately 1,100 metres of strike length and approximately 400 metres down dip. High-grade silver-gold mineralization remains open to the north and southeast. On the west, Copala is bounded by the high-grade Cristiano vein and to the east, it is bounded by a northwest-trending post-mineralization fault. Holes CS-22-202, CS-22-207 and CS-22-219, drilled across the fault, indicate an uplifted block of basement metasediments in fault contact with andesites and diorite on the east side of Copala.

The Tajitos epithermal vein is traced over 1.5 km of strike and has been tested 500 m down dip. The vein pinches and swells from sub-metre to 10 m widths, but generally the width is between 2 m and 3 m. The vein is composed of massive white quartz to locally banded quartz, usually brecciated and sealed by white quartz. Locally there are distinct hydrothermal breccias with grey quartz in the matrix and clasts, typically carrying higher grades. Bladed quartz textures, indicative of extensive fluid boiling (Drummond and Ohmoto, 1985), a well-known mechanism for gold deposition, are also observed in the Tajitos vein. Amethyst quartz and rhodochrosite are also present in high-grade zones. Amethyst quartz is believed to represent the mixing of hydrothermal fluids with Fe-rich meteoric waters.

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The Cristiano Vein is a precious metals-rich structure located at the southwestern margin of the Copala structure. Cristiano is marked by a quartz-carbonate epithermal vein striking N25°W that dips sub-vertical (85°) to the NE. Drill holes intersecting Cristiano to date, highlight a high-grade zone plunging to the NW, with a vertical extent of 300 metres and an approximate strike length of 600 metres with a thickness ranging from 0.7 m to 3.5 m. The Cristiano Vein was initially discovered while targeting the Tajitos-Copala veins, where drilling intercepted the well-mineralized, NW-SE trending fault. Ongoing drilling has now led to new observations and interpretations allowing Vizsla geologists to plan drill holes specifically designed to explore Cristiano along strike and to depth. To the northwest, Cristiano intersects and offsets the Tajitos Vein, suggesting Cristiano post-dates Tajitos mineralization, thus creating a drill target on the footwall of Tajitos.

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7.3.4 Other Mineralized Structures

Numerous other structures on the Panuco claims are actively being explored. The following subsections outline the geology of a few of these earlier-stage prospective structures. Figure 7-16 shows the location of the prospects described below, among others.

Figure 7-16 Panuco Project Area with Veins and Surface Sampling

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7.3.4.1 La Colorada

The La Colorada silver and gold deposit is about 1 km northwest of the village of Copala. Christopher and Sim (2008) described the geology of La Colorada as a manto-and-feeder vein system hosted in andesite, overlying a large diorite intrusive. The manto is cut by a north-striking rhyolite dyke that may be associated with a rhyolite flow dome on the northwest flank of the manto. The veins and manto in the La Colorada area are bounded by northwest-striking faults. A keel marking the thickest manto development strikes north, parallel to felsic dyking in this area. This north-south trend was interpreted as the result of a combination of strike-slip movements on northwest- and northeast-striking orthogonal faults.

The La Colorada vein system occurs along a pronounced northwest-striking lineament that bisects the largest of a series of circular features that Christopher and Sim (2008) interpret as caldera margins.

7.3.4.2 Copala Town Area

Mapping in 2020 identified several vein and manto-type structures around the town of Copala (Agua Zarca, Cueravaca, Huaco). Historic mining underneath the town, along those structures, is believed to have occurred to estimated depths of 100 metres below surface. Some of the old shafts in the middle of the town have been backfilled or built over, thus limiting the access to the underground workings. Four main structures trending northwest have been mapped thus far, although further mapping is likely impossible due to the presence of the town. These structures, along with Copala, appear to be part of the low-angle Copala-Colorada-Pajaros vein structural corridor. Cerrillo vein on the east side of the town is another example of northwest-trending and shallowly northeast-dipping vein. The El Estadio vein is a vertical structure to the north of Cerrillo that shows potential for drill testing. Mapping has identified other veins near Cerrillo and El Estadio that have minimal exposure; their extent and orientation are speculative.

7.3.4.3 El Batel Corridor

The El Batel mine area is in the northeast portion of the Vizsla Silver claim block at elevations between 1,100 and 1,400 masl. It is composed of a central northwest-trending vein 2 to 4 m wide, dipping moderately to the northeast, and hosted in a package of andesitic tuffs. There is minimal outcrop, and most of the samples collected in the area are actually from hanging wall splays. A series of hanging-wall splays are also of low angle, subparallel to the main vein, suggesting a tension release-style vein.

7.3.4.4 Broche del Oro

The Broche de Oro Corridor is a northeast-trending vein system in the northeast portion of the Vizsla Silver claim block. Currently, the structure has been traced over about 4,300 m of strike length; however, only 40% of it is on Vizsla Silver-controlled claims. The longest segment held by Vizsla Silver, at 980 m, is the Broche de Oro area. The old Broche de Oro mine is at the bottom of a deep canyon with over 300 vertical metres of andesite and dacite tuffs overlying a diorite intrusive. The diorite is likely different from the main microdiorite as the microdiorite is magnetic, and the Broche de Oro area is in a magnetic low. At the old mine level, the vein is still hosted in the andesitic tuffs and shows widths from 2 to 4 m. The dip of the central segment of the vein is to the southeast, while several other subparallel veins have dips to the northwest, suggesting there may be a small horst block in that area, or that the other veins are remnant footwall splays. The Manteada vein is another perpendicular structure in that area that underwent considerable past mining to the north of Broche de Oro. The Manteada vein has been mapped for 1,300 m north-northwest from the Broche de Oro workings, dipping moderately to the west, and widths from 2 to over 5 m. It appears to have been mined near its northern end, where it either changes strike or intersects the northeast-trending San Ramon vein. The Manteada vein textures are massive white quartz with very little sulphide, and local patches of bladed calcite psuedomorphed with silica. Many outcrops show a brecciated vein, while only a few exhibits the massive white silica with bladed calcite. Vizsla completed seven drill-holes during 2021 at the Broche de Oro zone but no significant mineralization was intercepted at the time.

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7.3.4.5 La Galeana

The Galeana vein is likely a significant splay structure off the longer San Francisco-Broche de Oro-Nacaral vein system that trends north-northeast some 1,400 m to the southwest of the Nacaral mine. The vein saw three different past workings spread out over 80 m of vertical relief. The principal working was the upper one, where a shaft was sunk directly on the vein, but has since collapsed. Several small splays (1 to 10s of metres long) come off the main vein here, with the main one being only 1 to 2 m wide. A broader, subparallel, 4- to 5 m-wide vein was some 140 m to the northeast of the collapsed shaft area.

7.4 Structural Controls

Mineralized structures in Panuco resulted from a long history of deformation accompanied by multiple hydrothermal-mineralization events spanning from the late-Laramide orogeny to the Basin and Range type of extension. Multiple deformation events resulted in west-northwest thrusts and conjugate north-northwest to north-south dextral and east-northeast sinistral shears that were developed during the two peaks of the Laramide compressional orogeny. Some of these older structures served as well as conduits for the emplacement of porphyry type deposits in western Mexico. The Laramide age main thrust and conjugate faults were subsequently reactivated during post-Laramide extensional events during the late-Eocene, Oligocene, and Miocene. Therefore, structures like Napoleon and Copala probably originated as late-Laramide conjugate shears that were reactivated and opened to the fluid passage and epithermal mineralization during the Laramide extensional deformation D3 event. Steeply dipping structures, the conjugate components to the low-angle thrust shears, were also reactivated during post Laramide extension and some of them were mineralized as well. Napoleon is interpreted to be a reactivated conjugate sinistral shear. During post Laramide extension, events D3, D4 and D5, occurred significant block faulting and tilting. Some of this faulting and tilting occurred concomitant or after mineralization, thus segmenting or tilting mineralized structures. A clear example of this tilting occurs in Napoleon, where infill and step-out (expansionary) drilling conducted during 2021, supported by geological and geochemical interpretations (alteration and metal zonation) confirmed that the Napoleon vein system is tilted to the south, with the southern extent being at the top of the mineralized horizon near surface. Copala on the other hand, is a low-angle dipping structure bounded to the west by the steep dipping Tajitos and Cristiano veins that also shows variable dip angle from shallow (35°) in the north to moderate (55°) in the south. Because there is a significant component of strike-slip displacement imposed on most structures, pinching and swelling is fairly common.

Tajitos is interpreted as a conjugate shear, and according to Starling (2019), it exhibits an early sinistral transpressional shear sense overlapped by a dextral tensional shear sense. The diorite stock emplaced along an east-northeast-trending central fault zone that likely originated during the early-Laramide deformation. Many of the structures hosted by the diorite appear to have better continuity than those hosted by the andesites and rhyolitic volcanics.

7.5 Alteration

Generally, alteration is prominent propylitic alteration, defined by chlorite and epidote that extends 50 to 100 m peripheral to main fluid conduits. Silicification, white phyllosilicates in fractures and minor quartz veinlets are present immediately adjacent to veins and fault structures. The fault structures host mineralization comprising distinct quartz veins and moderate-to-strong pervasive silicification with associated crackle breccia veining. The upper and lower boundaries of mineralized zones are occasionally within faults and are usually marked by clay gouge zones with common milled clasts. The milled clasts comprise wall rock and white quartz vein fragments, indicating that these faults experienced significant movement post-mineralization. The footwall contact of the fault zone commonly has a clay gouge contact, and local crackle brecciation and silicification that overprints earlier propylitic alteration in the diorite to granodiorite. Patchy silicification, minor quartz veinlets, and fracturing are occasionally present more proximal to the structure, and local, weakly developed argillic alteration may also be present.

In 2020, Vizsla retained the services of Scott Haley to analyze and interpret Panuco's extensive assay database. A database consisting of Over 33,400 core samples and over 3,700 rock samples was used in the analysis with the main objective of characterizing rock compositions and alteration assemblages. The main alteration mineral determined outboard the veins were albite, chlorite and sericite, whereas the main alteration minerals within the veins were adularia and sericite (Haley S. 2020, Internal report prepared for Vizsla Silver Corp.).

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7.6 Mineral Petrology

In 2021 Vizsla Silver commissioned Applied Petrologic Services & Research, Wanaka, New Zealand, to carry out a petrographic and fluid inclusion study on 14 samples (one from each of Animas and Cordon del Oro, three from Tajitos, and nine from Napoleon) (Coote, 2021a). Coote's findings indicate sustained hydrothermal fluid flow evidenced by fracture-fill multi-stage silica and breccia cement due to penetrative and long-lasting structurally focussed fracturing and brecciation. Evidence of boiling conditions-an environment conducive to epithermal precious metal mineralization-is indicated by fluid inclusion assemblages in quartz. Further evidence of boiling conditions is the presence of adularia, bladed quartz pseudomorphs after calcite and colloform banding of the fracture-filled and locally brecciated vein assemblages. Bladed carbonate, ferrous, manganoan, and calcitic-rich carbonates proximal to drusy quartz also indicate a successive emplacement of later hydrothermal fluids evidencing a long-lasting system for emplacement of epithermal veins.

The following petrologic features apply to the Animas, Cordon del Oro, Cinco Senores and Napoleon vein corridors. They are important in defining base- and precious-metal mineralization of the low-sulphidation, epithermal environment:

• Sphalerite, galena, chalcopyrite, tennantite/tetrahedrite and minor amounts of bornite comprise base-metal sulphide and sulphosalt mineralogy enclosed by interstitial multi-phase, mosaic-drusy quartz and pyrite

• Very-fine to ultra-fine-grained chalcopyrite is concentrated as inclusions within sphalerite margins and partly defines internal zoning.

• Supergene chalcocite and covellite locally replace chalcopyrite, bornite, and tennantite/tetrahedrite.

Furthermore, multiple stages of base-metal sulphides and sulphosalts are present, filling cavities and fractures within brittle, deformed pyrite and mosaic-drusy quartz, which form in places cemented-to-brecciated pyrite. Galena, chalcopyrite, and tennantite-tetrahedrite solid solution (ss) are present, filling and cementing fracturing and brecciation of coarser-grained, and locally more-voluminous sphalerite. Multiple stages of base-metal sulphides are ductile-to-brittle deformed and recrystallized in relation to tectonic and hydrothermal overprinting.

Precious-metal mineralogy as acanthite, proustite, native gold, electrum, and native silver occur in close-spatial and interpreted-temporal association with base-metal sulphides and sulphosalts. Native gold and electrum are interstitial to and occurs as inclusions in mosaic-drusy quartz. Furthermore, pyrite and base-metal sulphides and silver sulphosalts (pyrargyrite-proustite ss) occur as intergrowths with acanthite; pyrargyrite-proustite ss are best represented in the Animas, Cordon del Oro, and Cinco Senores vein corridor.

Additionally, Cinco Senores hosts acanthite, native gold and electrum occurring interstitial to fluorite and mosaic quartz in fracture-fill/breccia cement assemblages. Native silver also fills cavities and microfractures within mosaic quartz. Native gold is also relict as intergrowths and inclusions within pyrite altered to supergene goethite and hematite in rock from Cinco Senores.

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Coote (2021b) also conducted a fluid inclusion study using microthermometric data from the Animas, Cordon del Oro, Cinco Senores, and Napoleon vein corridors. The homogenization temperatures determined from fluid-inclusion microthermometry on quartz minerals within fracture-fill/breccia cement, are consistent with epithermal temperatures reported for other deposits elsewhere in Mexico. Furthermore, salinities calculated from freezing temperatures are low, consistent with diluted fluids and typical of epithermal precious-metal deposits. The temperatures and salinities determined for quartz-hosted fluid inclusions associated with silver and gold mineralization in Panuco range from 196°C to 293°C and 1.9 to 3.1 wt% NaCl eq. Temperatures and salinities ranges, gangue mineralogy (adularia-quartz) and hydrothermal alteration in Panuco veins are consistent with typical low- to intermediate-sulfidation epithermal types of deposits. Contrasting concentrations of base metals (moderate to very low) and silver/gold ratios (<100 - >150) between Napoleon and Copala, point to distinct fluid compositions; intermediate sulfidation for Napoleon and low sulfidation for Copala.

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8 DEPOSIT TYPES

Mineralization in Panuco occurs in veins and mantos with mineralogical characteristics, alteration assemblages, temperature, and salinities typical of low to intermediate sulfidation epithermal deposits. Because of the region's long and complex deformation and hydrothermal history, the Panuco Project has the potential to host other deposit styles. Late Cretaceous to Paleocene batholiths that intrude the Tarahumara Formation rocks in Panuco, are prospective for porphyry copper and molybdenum deposits elsewhere in the SMO. Late Cretaceous - Eocene plutons that intrude basement metasediments and limestones are prospective for gold-rich and polymetallic skarns and replacement deposits. However, the mineralized structures that are exposed and that have been explored to date in the property are only the epithermal silver and gold veins that were developed or reactivated during the extensional tectonics of the SMO volcanic arc.

8.1 Epithermal Systems

Epithermal deposits form at depths of 1.0 to 1.5 km in volcanic-hydrothermal and geothermal environments. They define a spectrum with two end members, low and high sulfidation (Hedenquist et al., 2000). Figure 8-1 shows the genetic model for epithermal deposits proposed by Hedenquist et al., (2000). Low and Intermediate sulfidation deposits form part of the epithermal spectrum. Their genesis is complex due to the participation of fluids with meteoric and magmatic origin during their formation and the fluid evolution during water-rock interactions. According to several authors, the fluids that formed the Mexican epithermal deposits represent a mixture of fluids with diverse origins varying from meteoric to magmatic (Simmons et al., 1988; Benton, 1991; Norman et al., 1997; Simmons, 1991; Albinson et al., 2001; Camprubí et al., 2006; Camprubí and Albinson, 2007). Mineral deposits in Panuco exhibit characteristics of the low-to-intermediate sulphidation types of deposits.

Epithermal deposits typically consist of fissure veins and disseminations with gold, silver, and base metals concentrations. Most low sulfidation epithermal deposits form as open-space filling of faults and fractures resulting in vein deposits. Some gold deposits occur as replacements or disseminations in permeable host rocks, particularly the high-sulfidation types. Epithermal deposits are more common in extensional settings in volcanic island and continent margin arcs. Due to its relatively shallow deposition level within the Earth's crust, most epithermal deposits are preserved in Tertiary or younger volcanic rocks. Mineral deposition in the epithermal environment occurs due to complex fluid boiling and mixing processes that involve cooling, decompression, and degassing. Veins in Panuco contain adularia and colloform banded quartz, representing strong evidence of fluid boiling during mineral deposition.

Historically, epithermal gold and silver deposits are an important part of the world's precious metal budget. Approximately 6% and 16% of the world's gold and silver have been produced from epithermal deposits. These deposits are significant in Mexico. Mineable epithermal vein deposits range from 50,000 to more than 2,000,000 tonnes in size, with typical grades ranging from 1 to 20 g/t Au and 10 to 1,000 g/t Ag. Locally exceptional, or "bonanza" grades above 20 g/t Au can be important contributors to many gold deposits. Lead and zinc are also important contributors to epithermal deposits' low- and intermediate-sulphidation classes. Veins that host mineralization are about several kilometres long; however, economic mineralization is present in plunging ore shoots with dimensions of tens of metres to hundreds of metres or more. Single veins commonly host multiple ore shoots. The wide range of tonnage and grade characteristics make these deposits attractive targets for small and large mining companies.

Quartz veins are typical hosts for low and intermediate sulphidation mineralization, and these veins have characteristic alteration assemblages that indicate temperatures of deposition between 100°C and 300°C. These alteration assemblages include quartz, carbonates, adularia white phyllosilicates, and barite in the veins; illite, adularia, smectite, mixed-layer clays, and chlorite proximal to the vein walls; and distal chlorite, calcite, epidote, and pyrite more peripherally. Also, unmineralized but related, steam-heated argillic alteration and silica sinters may be present above, or above and laterally from, the veins.

Vein textures are also important guides for targeting low- and intermediate-sulphidation mineralization. Quartz commonly occurs with cockade and comb textures, as breccias; as microcrystalline, chalcedonic, and colloform banded quartz; and as bladed or lattice quartz. Bladed or lattice quartz forms by replacing bladed calcite formed from a boiling fluid and is a diagnostic indication of the level of boiling in a vein.

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Ore minerals include pyrite, electrum, gold, silver, argentite, acanthite, silver sulphosalts, sphalerite, galena, chalcopyrite, and/or selenide minerals. In alkalic host rocks, tellurides, vanadium mica (roscoelite), and fluorite may be abundant, with lesser molybdenite. These mineralized systems have strong geochemical signatures in rocks, soils, and sediments and Au, Ag, Zn, Pb, Cu, As, Sb, Ba, F, Mn, Te, Hg, and Se may be used to vector to mineralization.

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Figure 8-2 shows the associated alteration components of epithermal systems and mineralization.

Figure 8-1 Genetic model for epithermal deposits

Source: after Hedenquist et. al., 2000

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Figure 8-2 Schematic of Alteration and Mineralization in Low Sulphidation Precious Metal Deposits

Source: after Hedenquist et al., 2000

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9 EXPLORATION

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling (see section 10).

9.1 Geological Mapping

Geological mapping and prospecting is a key ongoing process in exploring and understanding the geology of the Panuco Property. Mapping is conducted on a reconnaissance scale with detailed scale testing. Mappers generally use a 1:1000 scale and, in notable outcrops 1:500 scale. An example of a 1:40,000 scale geological map is seen in Figure 9-1.

Figure 9-1 Panuco Property Mapped Areas at 1:40,000 Scale

(Maunula and Murray, 2022)

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9.2 2019-2021 Rock and Soil Geochemistry

Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Geologists take chip, float, outcrop samples (including channels), and underground sampling where it is safe to do so. Table 9-1 outlines the rock and soil geochemistry sampling done by Vizsla Silver up to 2022 (Figure 7-5).

Table 9-1 Summary of Surface and Underground Rock and Soil Geochemistry Samples between 2019 and 2022

	Sample Type	Sample Count
Surface	Chip	100
	Float	46
	Mine Outcrop	156
	Channel	2,686
	Total surface	2,988
Underground	Underground	789
Total		3,777

Overall, 3,777 rock samples were collected from surface and underground exposures. The lithology, alteration, and structure of outcrop and underground exposures are mapped to determine controls on mineralization. To the degree possible, samples were oriented perpendicular to mineralized structures and variations in mineralization and are sampled separately. At least one sample on either side of the mineralized structure were also collected. Samples are collected as continuous chip channel, with minimum sample lengths ranging from 30 cm to 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, are recorded along with the sample's estimated true width.

Sampling can be carried out by geologists or trained field assistants under the direct supervision of a geologist. All the chips of the channel sample are collected on a tarp. Once the sample has been collected, the sample is mixed by folding the tarp in half in four different directions, rolling the material over itself and thus homogenizing the sample material. One-quarter of that material is poured into a labelled sample bag containing the uniquely labelled sample ticket. In the case of field duplicates, a second quarter of that sample (from the opposite quadrant) is then poured into a second labelled sample bag with a uniquely labelled sample ticket. Bags are sealed with a plastic cinch cable tie, and sample bags are transported to Vizsla Silver's secured warehouse.

9.3 Geophysics

Geophysics has been a tool to help identify targets on the Panuco Property. Silverstone flew helicopter airborne magnetics in 2016, and Vizsla Silver has conducted airborne and ground surveys since 2019.

Silverstone flew the Panuco Property for helicopter airborne magnetics in 2016. The main magnetic high corresponded well with the mapped micro-diorite and showed a potential offset. The micro-diorite is the main host rock in the Napoleon area, but is covered by an andesite-to-rhyolitic tuff package in the other vein areas. Figure 9-2 shows the airborne reduced-to-pole (RTP) magnetic survey results from 2016 with interpreted offset in the micro-diorite.

In April of 2021 Vizsla conducted a trial ground Fixed Loop Electromagnetic survey (FLEM) or ground EM and a drone Magnetic Survey over the Napoleon - Cinco Señores corridor. FLEM detects massive sulphide mineralization by running a current through a large loop of wire laid on the ground to induce a magnetic field in the earth. As the weakening magnetic field moves through the earth it sets up a circulating electrical field in the shape of any massive sulphide bodies that it passes through. This new electrical field in turn weakens, setting up a secondary magnetic field that is measured on surface. Geophysicists with modern computer programs can back calculate the shape of the conducting massive sulphide and model a 3D "plate" representing the source of the anomaly.

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The results showed EM plates fit with mineralization drilled at the Napoleon discovery and culmitated with the discovery of the Josephine vein located west of Napoleon. In addition, five new priority conductive trends were modelled along with many more subtle anomalies.

The drone survey was conducted over 205-line km, at 50 m line spacings and a nominal height of 50 m (Figure 9-3). The test area was over the Napoleon trend, and thus the line orientation was chosen to be at 45° to try and intersect the vein corridor orthogonally.

Four different products were delivered from the drone magnetic survey: an RTP map, an analytical signal (AS) map, a residual-signal (RES) map and a first vertical derivative (1D) map. The results from the RTP fit well with Vizsla mapping of the micro-diorite. While the concept of the Napoleon vein being in a magnetic low trend is not completely clear in the RTP data, it becomes more apparent in the AS data, as those tend to plot the magnetic features clearly over their source regions.

In addition to the magnetic surveys, Vizsla has been collecting magnetic susceptibility readings from most of the drill core. These data have been compiled in Excel tables, and each drill hole has a downhole graph of the susceptibility readings. These graphs have been included in the compilation of the drilling cross-sections and are often very useful in distinguishing rock types.

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Figure 9-2 Airborne Magnetics RTP from 2016 with Known Veining and Possible Fault Offset Shown in Diorite

(Maunula and Murray, 2022)

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Figure 9-3 Results from 2021 Airborne Magnetics RTP Geophysical Survey Over the Napoleon Area

(Maunula and Murray, 2022)

9.4 2023 LiDAR Survey

The LiDAR survey was completed by Eagle Mapping out of Langly, BC, in June of 2022. Vizsla received the data in August of 2022. A LiDar survey covering ~6,200 Ha of the property to be utilized in geologic-resource modelling and future planning of mine and plant infrastructure. Additionally, these high-resolution products (elevation model and orthophotos) are being used to speed up prospecting and mapping activities.

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9.5 2022 Surface Sampling

Surface sampling at Panuco in 2022 totalled 1,202 rock samples (Table 9-2 and Table 9-3). The location of these samples are shown in Figure 4-1.  The sampling follows the same procedure outlined in Section 9.2.

Of these samples, 838 were analyzed at ALS Minerals laboratory by Au-AA23 and ME-ICP61 multi-element package and provided to the Authors in Excel format. Overlimits used Ag-OG62 and GRA21.  Sampling followed standard best practice procedures, including the insertion of control samples. Assays ranged from below detection limit to 31 g/t gold and 1,660 g/t silver.

A further 364 samples were analyzed at an SGS laboratory by Au-GE-FAA30V5 and GE-CP40Q12 multi-element package and provided to the Authors in Excel format. Overlimits used Ag-GO-FAG37V.  Assays ranged from below detection limit to 4.35 g/t gold and 399 g/t silver. The results from this testing helped guide subsequent drill targeting.

Table 9-2 Panuco Project Surface Samples in 2022

Panuco Project 2022 Surface Sample Type
Sample Type	Number of Samples
Float Grab	24
Outcrop Channel	1,157
Outcrop Grab	1
Mine Channel	6
Mine Dump	6
Mine Outcrop	8
Total	1,202

Table 9-3 Shows High-Grade Samples Taken During The 2022 Surface Exploration

Panuco Project 2022 Surface Sample Highlights
Sample_ID	Au g/t	Ag g/t	Pb ppm	Zn ppm	Sample Type
E958352	3.24	594	1,170	1,155	Outcrop Channel
E958366	2.79	575	6190	1,435	Outcrop Channel
E958312	3.79	29.8	49,000	21,700	Outcrop Channel
E958507	7.72	26	10	42	Outcrop Channel
E958822	8.16	510	113	66	Outcrop Channel
E958286	4.25	244	398	911	Outcrop Channel
E958951	8.99	342	168	58	Outcrop Channel
E959024	4.28	576	576	784	Outcrop Channel
E959027	2.80	1,420	1,955	2,860	Mine Dump
E959262	31.0	54.2	1,100	838	Mine Outcrop
E959271	4.43	307	268	513	Outcrop Channel
E959272	2.52	399	1,997	768	Float Grab

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Figure 9-4 Surface sampling at Panuco Project in 2022

Ageq =Ag*0.93+Au*0.9*1800/24+Pb*0.94*1.1*31.1035/453.592/24+Zn*0.94*1.35*31.1035/453.592/24)

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10 DRILLING

Since acquiring the Property in November 2019, Vizsla has conducted a number of significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2022 (data cut-off date for the MRE), Vizsla has completed 638 drill holes (Table 10-1) (Figure 10-1) totaling 206,779 m and collected 33,261 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

Drill holes are generally oriented to test structures perpendicular to their strike. Holes are typically HQ diameter, with reduction to NQ diameter when ground conditions necessitate it. Drill-hole collars are surveyed by Trimble differential GPS and Total Station. Downhole orientations of drill-hole azimuth, inclination, and total magnetic field are recorded by a Devico survey instrument every 50 m downhole. A magnetic declination of 7° was used for correcting drill-hole azimuths. Drill-hole geology is recorded for lithology, alteration, mineralization, structures, and veins. Furthermore, drill-hole recovery and RQD are recorded for all drilled intervals.

Table 10-1: Summary Drilling Conducted by Vizsla Silver on the Panuco Project, to September 2022

Year	Drill-Hole Start	Drill-Hole Finish	Drill-Hole Count	Target Corridor	Length Drilled (m)
2019	AM-19-1,1A	AM-19-2	3	Animas	820.50
2019 Total			3		820.50
2020	AM-20-3	AM-20-25	23	Animas	6,738.25
2020	CO-20-01	CO-20-28	28	Cordon del Oro	6,432.05
2020	CS-20-01	CS-20-14	14	Cinco Señores	2,927.10
2020	NP-20-01	NP-20-63	64	Napoleon	12,546.02
2020 Total			129		28,643.42
2021	AM-21-26	AM-21-39	14	Animas	4,438.50
2021	CO-21-29	CO-21-50	22	Cordon del Oro	6,275.55
2021	CS-21-15	CS-21-117	102	Cinco Señores	34,769.35
2021	NP-21-64	NP-21-242	180	Napoleon	54,759.15
2021 Total			318		100,242.55
2022	AM-22-40	AM-22-50	11	Animas	4,883.70
2022	CO-22-51	CO-22-69	19	Cordon del Oro	4,251.80
2022	CS-22-118	CS-22-200	83	Cinco Señores	31,088.55
2022	NP-22 243	NP 22-317	75	Napoleon	36,848.00
2022 Total			188		77,072.05
Total			638		206,778.52

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Figure 10-1 Resource Models and Location of Drill Holes on the Panuco Project from 2019-2022

10.1 2019 Drilling

In November 2019, Vizsla began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths, and no further testwork was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa oreshoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5m at 135.0m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 g/t Ag and 0.59 g/t Au and a zone of low-grade veinlets in the projection of the Animas Vein.

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10.2 2020 Drilling

Drilling for 2020 totalled 28,643.42 m in 129 drill holes (Figure 10-2). The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Highlights of the 2019-2020 drilling are presented below.

Figure 10-2 Resource Models and Location of 2019 - 2020 Drill Holes on the Panuco Project

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Drilling Highlights - 2020

AM-20-16

  231.0 g/t silver and 2.19 g/t gold over 6.75 m from 286.40 m including;

    821.0 g/t silver and 5.08 g/t gold over 1.5m from 286.4 m

CO-20-13

  117.9 g/t silver and 3.71 g/t gold over 18.15 m downhole width from 60.15 m including,

    243.8 g/t silver and 10.49 g/t gold over 5.95 m downhole width from 61.55 m

CS-20-01

  1,200.6 g/t silver and 7.29 g/t gold over 4.5 m from 75.90 including;

    2,209.6 g/t silver and 16.13 g/t gold over 1.15 m from 78.65 m

CS-20-02

  812.5 g/t silver and 4.59 g/t gold over 1.15 m from 110.0 m

CS-20-06

  536 g/t silver and 4.35 g/t gold over 13.5 m from 96.0 m including;

    946.8 g/t silver and 7.68 g/t gold over 7.55m from 96.0m including

    1,870.0 g/t silver and 15.00 g/t gold over 1.5m from 99.0m

CS-21-20

  350.9 g/t silver and 4.52 g/t gold over 4.48 mTW from 124.0 m including,

    632.9 g/t silver and 8.45 g/t gold over 2.04 mTW from 125.75 m

NP-20-02

  738.9 g/t silver and 11.06 g/t gold over 8.2 m from 108.6m including;

    1,527.5 g/t silver and 24.9 g/t gold over 2.0m from 108.6m

NP-20-03

  453.8 g/t silver and 9.20 g/t gold over 2.5 m from 76.0m. And,

  309.3 g/t silver and 8.00 g/t gold, 2.22% lead and 4.75% zinc over 5.1 m from 102.4 m including;

    186.3 g/t silver and 15.63 g/t gold, 1.12% lead and 7.73% zinc over 1.8 m from 103.5 m

NP-20-07

  1,808.2 g/t silver, 66.8 g/t gold, 2.99% lead and 3.30 % zinc over 6.0 m from 69.0 including;

    2,889.2 g/t silver, 107.9 g/t gold, 4.80% lead and 4.56 % zinc over 3.7 m from 69.5 m including;

    2,240.0 g/t silver, 199.0 g/t gold, 12.85% lead and 3.27% zinc over 0.85 m from 72.35 m

NP-20-05

  134.3 g/t silver, 1.34 g/t gold, 0.49% lead and 0.91% zinc over 10.65 m from 112.35m including;

    719.0 g/t silver, 5.10 g/t gold, 0.71% lead and 1.42% zinc over 1.0 m from 118.6 m

NP-20-08

  494.9 g/t silver, 2.52 g/t gold, 0.51% lead and 1.10 % zinc over 4.5 m from 173.5 m including;

    1,039 g/t silver, 5.22 g/t gold, 1.04% lead and 2.32 % zinc over 2.0m from 175.0 m.

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NP-20-09

  141.4 g/t silver, 1.05 g/t gold, 0.48% lead and 0.83% zinc over 22.6 m from 68.0 m including;

    619.0 g/t silver, 5.54 g/t gold, 2.55% lead and 3.05% zinc over 1.0 m from 68.0 m.

NP-20-18

  689.5 g/t silver, 3.76 g/t gold, 0.25% lead and 0.63 % zinc over 2.5 m from 141.5 m including;

    1,515.0 g/t silver, 7.96 g/t gold, 0.5% lead and 1.2 % zinc over 1.0 m from 141.5 m

NP-20-25

  254.7 g/t silver, 2.02 g/t gold, 0.31% lead and 0.61% zinc over 15.3 mTW from 124.7 m including;

  2790.0 g/t silver, 17.0 g/t gold, 1.88 % lead and 3.88 % zinc over 0.70 mTW from 127.5 m and,

  1915.0 g/t silver, 18.2 g/t gold, 1.15 % lead and 1.57 % zinc over 0.73 mTW downhole from 145.2 m

NP-20-27

  869.9 g/t silver, 8.70 g/t gold, 0.85% lead and 2.02 % zinc over 2.58 mTW from 116.55m including:

    1395.0 g/t silver, 14.8 g/t gold, 1.56 % lead and 3.43 % zinc over 0.74 mTW from 117.95 m and,

  415.0 g/t silver, 2.90 g/t gold, 2.01 % lead and 2.07 % zinc over 2.01 mTW from 106.35 m including:

    725.0 g/t silver, 4.83 g/t gold, 0.82 % lead and 1.24 % zinc over 0.54 mTW from 107.25 m

NP-20-42

  180.1 g/t silver, 2.27 g/t gold, 0.44% lead and 1.31% zinc over 11.02 metres mTW from 149.15 m including;

    974.8 g/t silver, 13.88 g/t gold, 1.63 % lead and 5.83% zinc over 1.09 mTW from 163.8 m

NP-20-31

  181.2 g/t silver, 3.75 g/t gold, 0.59% lead and 1.52% zinc over 3.54 mTW from 47.05m

NP-20-13

  262.3g/t silver, 2.57 g/t gold, 1.26% lead and 2.0% zinc over 3.23 mTW from 130.35m

NP-20-50

  198.0 g/t silver, 0.96 g/t gold, 1.43 % lead, and 4.53 % zinc over 1.91 mTW from 132.4 m including;

    477.9 g/t silver, 2.19 g/t gold, 3.67 % lead, and 11.7 % zinc over 0.69 mTW from 132.4 m

NP-20-36

  144.3 g/t silver, 1.21 g/t gold, 0.75 % lead, and 2.41 % zinc over 2.46 mTW from 184.5 m

NP-20-54

  86.5 g/t silver, 18.45 g/t gold, 1.27% lead and 3.36% zinc over 2.42 mTW from 317.25 m including;

    307.0 g/t silver, 101.0 g/t gold, 2.88% lead and 10.5% zinc  over 0.43 mTW from 317.25 m

NP-20-49

  63.0 g/t silver, 1.54 g/t gold, 0.23% lead and 1.24% zinc over 6.0 mTW from 163.3m including;

  215.9 g/t silver, 5.80 g/t gold, 0.30% lead and 3.95% zinc over 1.45 mTW from 168.75 m

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10.3 2021 Drilling

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes (Figure 10-3). The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (Table 10-1). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the Mineral Resource estimate. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the Mineral Resource estimate, in addition to exploration near the Aguita Zarca vein.

Figure 10-3 Resource Models and Location of Drill Holes on the Panuco Project from 2021

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Table 10-2 Highlights of the 2021 Drilling

Drillhole	FROM (m)	To (m)	Down Hole Length (m)	Est. true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
Napoleon Trend
NP-21-84	238.50	248.20	9.70	7.58	1.06	58	0.47	1.28
Inc.	246.00	246.85	0.85	0.66	2.89	235	1.26	3.03
NP-21-89	92.00	108.80	16.80	10.30	3.13	356	0.80	0.81
Inc.	94.80	95.15	0.35	0.21	1.66	398	20.00	4.49
And	100.05	100.50	0.45	0.28	21.00	1,070	0.43	4.14
And	106.75	107.60	0.85	0.52	13.95	3,150	0.76	1.33
NP-21-90	192.30	194.75	2.45	1.92	7.28	106	0.70	2.87
Inc.	192.30	194.15	1.85	1.45	9.39	131	0.76	3.15
NP-21-91	248.40	250.50	2.10	1.61	1.10	110	1.29	2.19
NP-21-93	63.25	64.90	1.65	1.09	2.09	85	0.15	0.36
NP-21-94	221.90	228.70	6.80	4.46	19.99	890	0.71	1.76
inc.	225.10	226.50	1.40	0.92	91.91	3,804	1.50	3.48
NP-21-95	56.10	60.50	4.40	1.67	1.17	132	0.12	0.25
NP-21-99	247.35	259.80	12.45	6.15	5.14	87	0.38	1.37
Incl.	249.75	251.00	1.25	0.62	31.70	113	0.44	1.86
NP-21-102	319.10	328.85	9.75	3.93	1.93	41	0.80	3.10
Incl.	320.65	321.55	0.90	0.36	7.53	113	5.46	21.50
NP-21-104	209.20	213.40	4.20	3.45	25.97	1,275	0.75	3.00
Incl.	209.60	211.60	2.00	1.64	49.26	2,374	0.86	3.50
incl.	210.20	211.00	0.80	0.66	88.20	5,410	1.02	1.95
NP-21-105	71.65	74.60	2.95	1.61	2.16	354	0.39	2.35
NP-21-107	237.70	242.35	4.65	3.73	2.85	105	0.67	1.44
Incl.	240.00	241.50	1.50	1.20	4.71	156	0.65	1.79
NP-21-110	128.30	131.70	3.40	2.62	5.51	476	1.49	1.06
Incl.	130.80	131.70	0.90	0.69	14.40	1,545	1.23	2.67
NP-21-112	142.55	155.05	12.50	8.36	5.58	372	0.24	0.94
Incl.	142.55	146.00	3.45	2.31	18.88	1,306	0.73	2.07
Incl.	142.55	144.55	2.00	1.34	31.93	2,243	1.23	3.53
NP-21-114	259.85	263.70	3.85	2.94	2.06	47	0.62	1.76
NP-21-115	99.55	100.00	0.45		2.24	590	0.97	4.99
NP-21-116	164.25	184.90	20.65	11.34	3.11	88	0.26	2.13
Incl.	164.75	165.55	0.80	0.44	7.04	118	1.76	2.69
And	169.10	170.40	1.30	0.71	12.85	36	0.47	2.17
And	178.90	180.50	1.60	0.88	9.57	618	0.43	1.21
NP-21-116	202.55	213.00	10.45	5.24	4.43	67	1.30	1.13
NP-21-117	205.85	208.50	2.65	1.00	0.76	127	0.21	1.25
NP-21-118	150.20	158.65	8.45	4.87	3.70	112	0.35	1.52
Incl.	150.55	151.15	0.60	0.35	28.90	226	1.95	7.32
And	155.25	156.00	0.75	0.43	6.13	234	0.71	4.16

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Drillhole	FROM (m)	To (m)	Down Hole Length (m)	Est. true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
NP-21-129	63.00	64.65	1.65		0.84	1,210	0.25	0.70
Incl.	64.35	64.65	0.30		4.58	5,750	1.34	3.67
NP-21-133	248.25	250.60	2.35	1.46	10.74	188	1.27	3.47
NP-21-135	322.00	324.10	2.10	1.26	0.61	126	0.06	1.66
NP-21-142	289.50	295.70	6.20	3.01	3.62	40	0.80	3.98
NP-21-145	328.40	333.25	4.85	3.40	3.10	110	1.20	1.11
NP-21-148	339.20	340.60	1.40		6.49	114	0.78	8.02
Incl.	340.00	340.30	0.30	0.11	25.20	365	2.71	22.90
NP-21-149	210.45	218.60	8.15	5.93	11.35	185	0.49	2.25
Incl.	211.85	214.45	2.60	1.89	33.78	344	1.17	6.30
NP-21-150*	65.25	68.15	2.90		3.95	34
Incl.	66.50	67.70	1.20		6.77	41
NP-21-153*	83.55	85.25	1.70		6.87	55
Incl.	83.55	84.40	0.85		9.14	86
NP-21-154	165.45	169.55	4.10	2.37	0.31	27	0.20	0.70
NP-21-155	248.00	257.00	9.00	6.33	1.79	52	0.17	1.14
Incl.	253.00	256.55	3.55	2.50	3.03	64	0.24	2.42
Incl.	256.00	256.55	0.55	0.39	6.21	58	0.50	3.05
NP-21-157	391.50	401.60	10.10	3.96	1.79	82	0.76	5.22
NP-21-164	354.00	362.65	8.65	6.96	2.12	74	0.40	2.10
Incl.	354.90	358.15	3.25	2.62	3.50	104	0.21	3.95
NP-21-167	351.15	360.02	8.87	4.37	1.26	111	0.96	3.02
Incl.	351.15	359.75	8.60	2.77	1.78	165	1.30	4.21
Incl.	353.30	353.60	0.30	0.15	7.96	988	1.63	15.95
NP-21-168	292.25	306.25	14.00	5.76	0.81	56	0.84	2.55
NP-21-172	362.75	370.50	7.75	7.32	1.34	114	0.21	0.77
Incl.	369.00	370.50	1.50	1.42	2.56	458	0.14	0.50
NP-21-173	108.50	112.20	3.70		6.80	99	0.20	1.83
Incl.	108.50	109.40	0.90		26.00	263	0.28	5.40
And	136.05	141.30	5.25	1.83	2.57	277	0.27	3.70
Incl.	136.05	136.80	0.75	0.26	13.95	1,430	0.66	23.30
NP-21-176	167.45	169.50	2.05	1.06	0.66	64	4.37	3.18
And	176.90	177.35	0.45		18.75	1,090	4.18	8.19
And	216.00	217.50	1.50		2.41	71	0.36	1.02
NP-21-178	228.15	241.25	13.10	10.69	1.21	220	0.41	0.77
Incl.	237.00	241.25	4.25	3.47	2.81	469	0.66	1.17
NP-21-181	462.00	463.10	1.10	0.74	1.72	9	0.21	0.26
NP-21-183	275.55	276.95	1.40		3.57	24	1.32	1.57
NP-21-184	358.85	363.25	4.40	1.63	2.69	34	0.19	2.16
NP-21-191	545.20	547.90	2.70	0.80	0.29	148	0.25	3.44
NP-21-192A	143.60	145.50	1.90	1.14	4.75	128	1.20	2.53

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Drillhole	FROM (m)	To (m)	Down Hole Length (m)	Est. true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
NP-21-194	113.65	114.30	0.65	0.39	7.76	286	1.68	3.42
NP-21-198	85.25	88.50	3.25	2.90	0.76	210	2.22	1.84
Tajitos Vein*
CS-21-37*	207.30	209.20	1.90	1.34	7.94	960
Incl.	207.30	208.50	1.20	0.85	12.05	1,465
And	223.20	223.90	0.70		4.16	2,082
Incl.	223.20	223.50	0.30		9.01	4,590
CS-21-41*	226.65	229.50	2.85	2.15	1.09	188
CS-21-44*	261.25	263.10	1.80	1.38	2.83	527
Incl.	261.25	262.00	0.75	0.57	3.17	639
Incl.	313.60	314.70	1.10		1.78	418
CS-21-49*	176.05	184.50	8.45		2.56	304
Incl.	179.45	181.00	1.55		8.27	816
CS-21-50*	251.40	254.30	2.85	1.99	2.46	615
Incl.	251.40	252.40	1.00	0.70	6.45	1,640
CS-21-52*	291.75	293.00	1.25	0.86	3.37	315
CS-21-60*	334.50	345.20	10.70	6.82	1.40	201
Incl.	339.80	345.20	5.40	3.44	2.27	308
Cs-21-66*	175.45	176.80	1.30		2.47	600
And	348.30	350.50	2.20	1.50	9.90	2,607
CS-21-71*	201.50	205.50	4.00	3.84	3.25	901
Incl.	201.50	203.60	2.10	2.02	5.88	1,618
CS-21-77*	159.70	160.40	0.70		5.73	1,115

* No material Pb and Zn grades in Tajitos and Copala Mineralization

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10.4 2022 Drilling

Drilling for 2022 (to September) totalled 77,072.05 m in 188 drill holes (Figure 10-4) (Table 10-3). The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 75 drill holes tested the Napoleon structure, for 36,848.00 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at the Copala/Tajitos veins included 83 drill holes for 31,088.55 m.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 meters along strike, 400 meters down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935  g/t Ag and 15.47 g/t Au over 1.46 metres, located immediately adjacent to Copala; and La Luisa Vein,  located ~700 metres west of Napoleon which continues to display similar silver and gold zonation as that  seen at Napoleon.

Figure 10-4 Resource Models and Location of Drill Holes on the Panuco Project from 2022 (to September)

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Table 10-3 Highlights of the 2022 Drilling (to September)

Drillhole	FROM (m)	To (m)	down hole length (m)	Est. true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
CS-22-191*	370.95	374.85	3.90	3.28	4,804	14.23			Copala FW
NP-22-281	477.50	480.00	2.50	1.40	3,585	25.84	0.32	1.07	Napoleon HW
CS-22-161*	226.10	229.80	3.70	2.65	2,461	13.16			Copala
CS-22-182*	42.70	44.55	1.85	1.46	1,935	15.47			Cristiano
NP-22-316	390.00	391.05	1.05	1.00	2,642	1.60	1.87	4.08	Napoleon FW
CS-22-205*	283.00	288.50	5.50	5.30	2,101	9.54			Copala
CS-22-159*	187.70	192.20	4.50	2.66	2,011	8.60			Copala FW
CS-22-193*	171.40	184.90	13.50	10.20	1,404	10.94			Copala
NP-22-258	493.15	498.55	5.40	4.30	1,139	11.48	0.32	0.85	Napoleon
CS-22-154*	124.45	136.50	12.05	9.35	1,010	5.44			Copala
NP-22-300	347.95	353.85	5.90	3.90	913	5.28	0.15	0.25	Napoleon
CS-22-169*	162.95	188.35	25.40	20.45	780	4.23			Copala
CS-22-191*	348.20	363.10	14.90	12.52	706	4.93			Copala
CS-22-155*	159.00	174.35	15.35	14.50	667	3.89			Copala
CS-22-200*	150.00	166.00	16.00	14.24	632	4.30			Copala
CS-22-173*	256.15	270.90	14.75	14.46	663	2.90			Copala
NP-22-271	456.05	465.25	9.20	7.00	223	2.76	1.54	5.01	Napoleon HW
NP-22-271	508.05	516.25	8.20	6.24	393	2.92	0.40	0.94	Napoleon

* No material Pb and Zn grades in Tajitos and Copala Mineralization

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11 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Since acquiring the Property in November 2019, Vizsla has maintained a comprehensive and consistent system for the sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. The current MRE is limited to drilling data collected by Vizsla since the acquisition of the Property. The following describes sample preparation, analyses and security protocols implemented by Vizsla.

Since the beginning of drilling in 2019, all samples are shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals are analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with AA finish. Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's QA/QC protocol. The Authors are independent of ALS Limited in Zacatecas, Zacatecas, Mexico and ALS North Vancouver.

11.1 Rock Samples

Surface and underground sampling consists of chip, float, and channel samples. Samples are oriented perpendicular to mineralized structures, local variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths of 30 cm and maximum sample lengths of 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, is recorded along with the sample's estimated true width.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence of surface and underground samples. The samples are packed into large (reused rice/sugar) sacks for transport. A control file with sack number and rock sample numbers contained in each sack and the laboratory sample dispatch form accompanies the sample shipment (used to control and monitor the shipment). The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the ALS laboratory in Zacatecas, Mexico, via a parcel transport company. ALS sends a confirmation note and sample log by electronic mail to confirm sample delivery.

Sample preparation and reduction is carried out at ALS in Zacatecas, and pulp fractions are sent to the ALS laboratory in North Vancouver, B.C., for analysis. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm.

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with atomic absorption (AA) finish (ALS Method Code OG62). Samples with over-limit silver assays > 1500 ppm are fire assayed by gravimetric methods on 30g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays > 10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

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11.2 Core Samples

11.2.1 Sample Preparation and Security

Core is collected into boxes with lids at the drill site and marked with the drill-hole number. At the end of each core-run, the driller places the core carefully into the box and marks the down-hole depth and recovered interval on wooden blocks. When a core box is full with core, the core boxes are tightly closed and tied using raffia or rubber-band straps prior to transportation from drill-site to the core shack. Transportation of the core boxes is done by the drilling contractors.

Upon arrival at the core shack, the drill core is cleaned prior to being photographed. The drill core is logged for lithology, structure, alteration, and mineralization prior to marking out sample intervals. Lithologic and sample logging is done digitally using the Geobank software. Figure 11-1 shows the core logging facility and longer -term core storage area at the Concordia, Sinaloa facility. Sample intervals are defined to honor vein, mineralization, alteration and lithology contacts. Suspect high-grade intervals are sampled separately. The maximum sample length is 1.5 m, and the minimum sample length is 0.20 m. Before sampling, the geologist also marks a saw line along the core axis trying to split the vein or mineralized structure into two symmetrical halves.

Figure 11-1 Vizsla Silver Core-Logging Facility in Concordia, Sinaloa. Left: Core logging area; Right: Long-Term, Covered and Fenced, Core Storage Area

The sampler saws HQ core in half, with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one-quarter of the core is submitted for analysis, and the remaining three-quarters remain in the core box as a record. Only one piece of core is removed from the core box at a time, and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill-hole number and sample intervals are clearly entered into a sample book to back up the digital logging files. The geologist staples the portion of the uniquely numbered sample ticket at the beginning of the corresponding sample interval in the core box, and the sampler places one portion of the ticket in the sample bag. The sample ticket book is archived at the Concordia camp. Sample bags are sealed with a plastic strap and are stored in Vizsla Silver's secure warehouse. No directors or officers of the company are involved in sample collection or preparation.

In the warehouse, certified reference materials and blanks are inserted into the sample stream, and then the samples quality controls are bagged in sacks for transport. A control file, the laboratory sample dispatch form, includes the sack number and contained sample-bag numbers in each sack. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The control files are used to keep track of the time it takes to the samples to get to the lab, and time it takes upon receiving assay certificates; the turn around time. The sample shipment is delivered to ALS in Zacatecas via a parcel transport company. ALS sends a confirmation email with detail of samples received upon delivery.

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Sample preparation is carried out at ALS in Zacatecas, and sample pulps are further sent to ALS in North Vancouver for analysis. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm.

11.2.2 Sample Analyses

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an inductively coupled plasma (ICP) finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with atomic absorption (AA) finish (ALS Method Code OG62). Samples with over-limit silver assays > 1500 ppm are fire assayed by gravimetric methods on 30g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays > 10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

11.2.3 Bulk Density

Drill core samples were submitted to ALS for bulk density determinations using the water displacement method on wax-coated core (Code OA-GRA09A). To date Vizsla has obtained a total of 511 bulk density determinations for the Property. Bulk density determinations from 2020 drill core totaled 37 samples, 20 samples from Napoleon and 17 samples from Tajitos. Bulk density determinations from 2021 drill core totaled 164 samples, 81 samples from Napoleon and 83 samples from Tajitos. Bulk density determinations from 2022 drill core totaled 310 samples, 128 samples from Napoleon, 151 samples from Tajitos, and 31 samples from Cordon del Oro.

In May of 2022, Vizsla began taking bulk density measurements onsite.  Specific gravity testing on drill core was conducted on 324 10cm wide core samples (32.4 metres) using the volumetric displacement in water method.

11.2.4 Data Management

Data are verified and double-checked by senior geologists on-site for data entry verification, error analysis, and adherence to strict analytical quality-control protocols.

11.3 Quality Assurance/Quality Control

QA/QC programs are set in place to ensure the reliability and trustworthiness of the exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality-control measures and regular analysis of quality-control data are essential for the Project data and form the basis for the quality-assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying. They are also essential to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality-control samples. Routine monitoring of quality control samples (blanks and standards of certified reference material) is undertaken to ensure accuracy of laboratory analyses. Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by Vizsla, and affected batches were generally re-analyzed to ensure data accuracy.

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ALS has its own internal QA/QC program which is reported in the assay certificates, but no account is taken of this in the determination of batch acceptance or failure.

Check assaying is typically performed as an additional reliability test of assaying results. These checks involve re-assaying a set number of rejects and pulps at a second umpire laboratory. Vizsla Silver added check assaying to the QA/QC program in 2022.

11.3.1 Core Sampling

Vizsla Silver's QA/QC program comprises the systematic insertion of standards or certified reference materials (CRMs), blanks, field, and lab preparation duplicates. QC samples are inserted into the sample sequence at a frequency of 1 sample per 30 samples for each QC sample types (CRM, blank, field duplicate, and lab preparation duplicate). Approximately 13% of samples assayed have been QC samples. In total, 2,130 blanks, 1,955 CRMs, 983 field duplicate pairs, and 942 preparation duplicate pairs have been submitted (Table 11-1) for drilling included in the current MRE (Section 14). All QA/QC samples are analyzed by the primary analytical lab (ALS). Check assaying of umpire samples at a secondary lab (SGS) was completed in 2022, totalling 209 pulp duplicate samples from drilling completed in 2019 - 2021.

Table 11-1 QA/QC Sample Statistics for Core Sampling Programs

Standards	Blanks	Field Duplicates	Preparation Duplicates
1,955	2,130	983 duplicate pairs	942 duplicate pairs

11.3.2 Certified Reference Material

Fourteen CRMs (Table 11-2) have been used to-date by Vizsla in the course of the Panuco Project drill program: multi-element standards from CDN Resource Laboratories in Langley, B.C. (CDN-ME-1405, CDN-ME-1704, CDN ME 1802, CDN-ME-1803, CDN-ME-1804, CDN-ME-1806, CDN-ME-1811, CDN-ME-1901, CDN-ME-1902, CDN-ME-1903, CDN-ME-2001, CDN-ME-2105), and  Ore Research & Exploration  in Bayswater North, Australia (OREAS-602b), and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand. The means and standard deviations (SD), and warning and control limits for standards are utilized as per the QA/QC program described in Section 11.3.

CRM performance and analytical accuracy is evaluated by Vizsla using Shewhart charts that plot concentration relative to the mean concentration (Z-score) versus sample sequence with warning and failure limits. Warning limits are indicated by a Z-score of between ±2 SD and ±3 SD, and control limits/failures are indicated by a Z-score of greater than ±3 SD. Shewhart charts are presented below for silver and gold by project area by year (Figure 11-2 to Figure 11-17) and do not indicate sustained analytical bias of silver or gold values as assayed by ALS.

Vizsla's QA/QC program from 2019 - 2022 included the insertion of 1,955 CRM samples. The combined CRM failure rate has been 1.2% for silver and 3.9% for gold assay values. Re-assay procedure for failures include having the batch of samples retested at the lab. The overall failure rate is judged to be acceptable within industry standards. A greater frequency of failures was noted associated with CDN-ME-1901 with respect to gold values. Vizsla Silver decided to discontinue use of this CRM in July 2021.

Review of the 2019-2022 combined CRM performance for lead and zinc indicated acceptable accuracy within industry standards, with 2.3% and 1.4% of CRM samples outside the warning and control limits for lead and zinc, respectively.

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The results indicate there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore data can support mineral resource estimation.

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Table 11-2 Certified Reference Materials 2019-2022

Standard	Au (g/t)		Ag (g/t)		Pb (%)		Zn (%)
	Mean	SD	Mean	SD	Mean	SD	Mean	SD
CDN-ME-1405	1.295	0.037	88.8	3.3	0.638	0.026	3.02	0.055
CDN-ME-1704	0.995	0.44	11.6	0.65	0.049	0.0015	0.8	0.02
CDN-ME-1802	1.255	0.033	75	2.2	2.6	0.045	6.11	0.145
CDN-ME-1803	1.308	0.034	46	1.5	1.21	0.02	2.82	0.05
CDN-ME-1804	1.602	0.046	137	3.5	4.33	0.095	9.94	0.22
CDN-ME-1806	3.425	0.12	371	5	5.89	0.135	14	0.21
CDN-ME-1811	2.05	0.12	90	2	0.304	0.008	1.55	0.03
CDN-ME-1901	7.85	0.185	373	8.5	2.56	0.055	2.89	0.055
CDN-ME-1902	5.38	0.21	349	8.5	2.2	0.05	3.66	0.125
CDN-ME-1903	3.035	0.121	180	5.5	1.06	0.02	1.75	0.035
CDN-ME-2001	1.317	0.0695	582	9.5	0.78	0.0155	1.5	0.025
CDN-ME-2105	3.88	0.1355	153	4.5	0.357	0.01	0.67	0.0155
OREAS-602b	2.29	0.094	119	4	0.0493	0.0019	0.0764	0.0024
SN-97	9.026	0.2	53.1	1.9	n/a	n/a	n/a	n/a

11.3.2.1 2020 Certified Reference Material Performance

Review of the 2020 CRM performance for silver and gold indicated acceptable accuracy within industry standards, with 2.2% and 1.6% of CRM samples outside the warning and control limits for silver and gold respectively.

Table 11-3 2020 Silver and Gold CRM Performance

Year	Total CRMs	Ag >2SD	Ag % >2SD	Ag >3SD	Ag % >3SD	Au >2SD	Au % >32D	Au >3SD	Au % >3SD
2020	370	16	4.3%	8	2.2%	31	8.4%	6	1.6%

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11.3.2.2 2021 Certified Reference Material Performance

Figure 11-2 Shewhart Chart for Gold-Animas (2021)

Figure 11-3 Shewhart Chart for Silver-Animas (2021)

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Figure 11-4 Shewhart Chart for Gold-Cordon del Oro (2021)

Figure 11-5 Shewhart Chart for Silver-Cordon del Oro (2021)

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Figure 11-6 Shewhart Chart for Gold-Napoleon (2021)

Figure 11-7 Shewhart Chart for Silver-Napoleon (2021)

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Figure 11-8 Shewhart Chart for Gold-Tajitos (2021)

Figure 11-9 Shewhart Chart for Silver-Tajitos (2021)

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11.3.2.3 2022 Certified Reference Material Performance

Figure 11-10 Shewhart Chart for Gold-Animas (2022)

Figure 11-11 Shewhart Chart for Silver-Animas (2022)

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Figure 11-12 Shewhart Chart for Gold-Cordon del Oro (2022)

Figure 11-13 Shewhart Chart for Silver-Cordon del Oro (2022)

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Figure 11-14 Shewhart Chart for Gold-Napoleon (2022)

Figure 11-15 Shewhart Chart for Silver-Napoleon (2022)

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Figure 11-16 Shewhart Chart for Gold-Tajitos (2022)

Figure 11-17 Shewhart Chart for Silver-Tajitos (2022)

11.3.3 Blank Material

Blank samples comprising obsidian from sources in Jalisco were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. This material does not have certified values established by a third party through round robin lab testing. The QA/QC program from 2019 - 2022 included the insertion of 2,130 blank samples.

For blank sample values, failure is more subjective, and a hard failure ceiling value has not been set. Evaluation of blank samples using a failure ceiling for silver of 5 ppm (10x detection limit) indicates that the combined blank failure rate from 2019 - 2022 was 1.1%. The highest result from a blank sample was 64.1 g/t Ag and in total nine blank samples (0.4%) returned values over 10 ppm Ag (Figure 11-18 to Figure 11-20).  The blank failure rate is considered acceptable by industry standards. Based on the low risk of cross-sample contamination and the low amounts of silver that may have contaminated blank material, it is considered unlikely that there is a contamination problem with the Project drilling data.

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Figure 11-18 Blank Sample Chart for Silver (2020)

Figure 11-19 Blank Sample Chart for Silver (2021)

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Figure 11-20 Blank Sample Chart for Silver (2022)

11.3.4 Duplicate Material

As part of the QA/QC program from 2019 - 2022 Vizsla included the insertion of 983 field duplicates (1/4 core) and 942 preparation or pulp duplicate samples, all analysed by ALS. Figure 11-21 to Figure 11-24 illustrate the variability in precision for silver and gold field duplicate and pulp duplicate samples.

For geochemical and Fire Assays, ALS expects to achieve a precision and accuracy of plus or minus 10% (of the concentration) ±1 Detection Limit (DL) for duplicate analyses, in-house standards and client submitted standards, when conducting routine geochemical analyses for gold and base metals. These limits apply at, or greater than, fifty times the limit of detection. For samples containing coarse gold, native silver or copper, precision limits on duplicate analyses can exceed plus or minus 10% (of the concentration).

For ore grade analysis, ALS expects to achieve a precision and accuracy of plus or minus 5% (of the concentration) ± 1 DL for duplicate analyses, in-house standards, and client submitted standards. These limits apply at fifty times the limit of detection. As in the case of routine geochemical analyses, samples containing native silver or copper are less likely to meet the expected precision levels for ore grade analysis.

To obtain a relatively accurate estimate of the sampling precision or average relative error a large number of duplicate data pairs are required. In the case of the Panuco silver and gold data, which exhibits relatively large average relative errors, a data set of greater than 2000 duplicate pairs are likely required. Based on the current data set size, preliminary analysis of the precision can be made.  The average Coefficient of Variation (CV) for silver and gold is shown in Table 11-4. Based on the preliminary silver and gold precision errors (CVAVR%) the Panuco sampling precision lies within acceptable industry standards for both field and pulp duplicates for this style of mineralization.

The precision of the field and preparation duplicates should continue to be monitored as the drill program progresses and the size of the duplicate data set becomes more representative.

Table 11-4 Average Relative Error of Duplicate Samples for Ag and Au (2019-2022)

Duplicate Type	Count	Ag CVAVR%	Au CVAVR%
Field Duplicates	983 duplicate pairs	29.2%	31.5%
Pulp Duplicates	942 duplicate pairs	15.9%	17.9%

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Figure 11-21 Log X-Y plot of Vizsla-ALS Field Duplicate Samples: Ag ppm (2019-2022)

Figure 11-22 Log X-Y plot of Vizsla-ALS Field Duplicate Samples: Au ppm (2019-2022)

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Figure 11-23 Log X-Y plot of Vizsla-ALS Pulp Duplicate Samples: Ag ppm (2019-2022)

Figure 11-24 Log X-Y plot of Vizsla-ALS Pulp Duplicate Samples: Au ppm (2019-2022)

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11.3.5 Umpire Laboratory

The use of a third-party laboratory for routine check assays was initiated in 2022 as an additional means to confirm the accuracy of ALS assays. A selection of 209 mineralized pulp samples from the 2019-2021 drilling programs was assayed at SGS De Mexico, S.A De C.V. in Durango, Mexico. The aim was to match the ALS methodology as closely as possible. The results from this limited number of initial check samples returned from SGS show acceptable precision with respect to the corresponding ALS analyses with limited outliers (Figure 11-25 and Figure 11-26). The duplicate sample pair linear trendline (dashed line) plots close to the 100% precision trendline (grey line), indicating that there is no significant analytical bias of ALS results for silver and gold.

Figure 11-25 Umpire Check Assays ALS - SGS: Ag ppm

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Figure 11-26 Umpire Check Assays ALS - SGS: Au ppm

11.4 Sample Storage and Security

All exploration samples taken were collected by Vizsla Silver staff. Chain of custody (COC) of samples was carefully maintained from collection at the drill rig to delivery at the laboratories to prevent inadvertent contamination or mixing of samples and render active tampering as difficult as possible.

Drill core is stored at the core-logging facilities in Concordia under a roof to preserve its condition. The area is fenced and guarded by security. The plastic boxes containing the core boxes are properly tagged with the corresponding drilling information and stored in an organized way and under acceptable conditions.

11.5 QP's Comments

It is the Author's opinion, based on a review of all possible information, that the sample preparation, analyses and security used on the Project meet acceptable industry standards and the drill data can be used for geological and resource modeling, and estimation of Indicated and Inferred mineral resources.

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12 DATA VERIFICATION

The following section summarises the data verification procedures that were carried out and completed and documented by the Authors for this technical report, including verification of all drill data collected by Vizsla during their 2019 to 2022 drill programs, as of the effective date of this report.

12.1 Drill Sample Database

Eggers conducted an independent verification of the assay data in the drill sample database used for the current MRE. Digital assay records were randomly selected and checked against the available laboratory assay certificate reports. Assay certificates were available for all diamond drilling completed by Vizsla. Eggers reviewed the assay database for errors, including overlaps and gapping in intervals and typographical errors in assay values. In general, the database was in good shape and no adjustments were required to be made to the assay values contained in the assay database.

Verifications were also carried out on drill hole locations, down hole surveys, lithology, SG and topography information. Minor errors were noted and corrected during the validation. The database is considered of sufficient quality to be used for the current MRE.

Eggers has reviewed the sample preparation, analyses and security (see section 11) completed by Vizsla for the Property.  Based on a review of all possible information, the sample preparation, analyses and security used on the Project by Vizsla, including QA/QC procedures, are consistent with standard industry practices and the drill data can be used for geological and resource modeling, and resource estimation of Indicated and Inferred mineral resources.

12.2 Metallurgical Test Work

Armitage reviewed the metallurgical work reports made available (see Section 13), for the Napoleon and Tajitos deposits, and notes that they come from a reputable metallurgical laboratory, and that their results are plausible within the bounds of this type of deposit and style of mineralization. Armitage is of the opinion that the metallurgical test work is representative of the deposit and the conclusions and recommendations made by ALS are reasonable.

12.3 Site Visit

A site visit to the Panuco Project was conducted by Camus on January 4, 2023. The visit enabled Camus to become familiar with the exploration methods used by Vizsla, the field conditions, the position of the drillhole collars, the core storage and logging facilities, logging, sampling and QAQC procedures, and with the different exploration targets.

The site visit by Camus was conducted in the company of Carlos Beltran of Vizsla who has a very thorough knowledge about all aspects of the project including the drilling, and the logging, sampling and QAQC procedures.

The site visit conducted by Camus is considered current, per Section 6.2 of NI 43-101CP.

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Camus visited the field. It started by visiting the Napoleon orebody location, where an old artisanal production stope was located (Figure 12-1). The Vizsla on-site safety protocol did not allow entering the inside of the opening. The story is that the mineralized vein is of 50 cm at about 200 g/t Ag in this stope. Vizsla wanted to drill under this stope to test the continuation of this feature. The first drillhole returned right under this stope returned a vein of around 5m thickness and at a higher grade. It was the discovery of the Napoleon orebody. In Figure 12-2, the location of the visited stope is identified by a blue flag that shows the nearby drillholes and assays in colors.

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Figure 12-1 Stope as Found at the Location of the Napoleon Deposit (Center of the Picture)

Figure 12-2 Location of the Stope Above the Napoleon Zone (Blue Flag) with respect to Recent Drilling

Camus was then brought to the location of the discovery of the Tajitos vein (Figure 12-3). The appearance is a trench that was dug by artisanal miners. Apparently, part of this trench has been mined recently following the drilling activity by Vizsla. This was followed by a visit to the location of the discovery of the Copala deposit. Since Copala does not outcrop, there is nothing to see other than the forest. The trench is shown in Figure 12-3

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Figure 12-3 Left: Tajitos Trench Looking Upslope; Right: Tajitos Trench Looking Downslope

All along the visit, Camus encountered some collars of Vizsla's drillholes with their identifications (Figure 12-4). The author took a handheld GPS reading for 7 collars that are in the database used for the estimation of resources. Camus also measured the azimuth and dip of 4 of them. All measurements fit very well with the database except for the NP-21-215 drillhole where there are 12 m of difference for the Easting (X), 26 degrees difference for the azimuth and 17 degrees difference for the dip (Table 12-1). Typically, the error on the handheld GPS can be a maximum of 5m. About the azimuth and dip, there can be a difference of maybe 5 between the orientation of the drillhole and the orientation of the plastic tube in the field. Having 26 degrees is a bit high. No inconsistency was encountered in the database, so this drillhole should be counter-verified by surveyors.

Camus verified how the azimuth and dips of the drillholes NP-21-201, NP-21-205 and NP-21-209 looked between the photo and the database and it all looked similar.

Table 12-1 Field Measurement Compared to the Database Data

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Figure 12-4 Drill Hole Monument Found In The Field For Drillholes NP-21-215, NP-21-201, NP-21-205 and NP-21-209

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Camus visited the facilities consisting of offices, core shack and core storage with enough room to receive the core from up to about 10 drills (Figure 12-5). Nevertheless, a new building is projected that will double the space. A lot of the current building is filled with the core from the drillholes drilled since 2020. Specific locations visited by the author are the following:

  Office Area

  Area used for the geologists to log core

  Area used to take pictures of the core with controlled light (both wet and dry)

  Area used to measure density (by drying, measuring unwaxed weight, waxed weight and weight in water)

  Area for cutting the core

  Area for sampling the core

  Area to update geological sections on paper

  Core storage area

Figure 12-5 Images of the Property Offices, Core Logging and Core Storage Facilities

Office

Core Storage Area

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Core Logging Facilities

Area Used to Make Pictures of the Core

Area Used to Measure Density

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Area for Cutting the Core

Area for Sampling the Core

Area to Update Geological Sections on Paper

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Camus looked at some mineralized core from drillholes NP-22-258, NP-22-300, CS-22-169 and CS-22-193.

Figure 12-6 A) Core from Drillhole CS-22-169 (Sulfide Minerals Visible with Metallic Lustre) and B) Core from Drillhole NP-22-300 (Silver Mineralisation Visible in Grey)

A)

B)

12.4 Conclusion

All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, Armitage is of the opinion that the database is of sufficient quality to be used for the current Indicated and Inferred MRE.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

In 2021, ALS Metallurgy was commissioned by Ausenco to conduct preliminary metallurgical testing on material from the Napoleon project on behalf of Vizsla Silver Corporation (ALS, 2021). Additional testing was completed in early 2022 (ALS, 2022A)

In 2022, ALS Metallurgy was commissioned by Ausenco to conduct preliminary metallurgical testing on material from the Tajitos project on behalf of Vizsla Silver Corporation (ALS, 2022B).

The following is a summary of results of metallurgical testing completed on core from the Project as of the effective date of this report.  The Authors are independent of ALS Metallurgy.

13.1 Preliminary Metallurgical Testing on the Napoleon Deposit

The objective of the testing was to characterize the material chemically, and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals to potentially justify further exploration of the deposit. Only limited optimization of conditions was employed in this program. To achieve these objectives the following test work was completed:

  Construct 11 variability composites from provided drill core samples and assess the chemical content through standard analytical methods as well as multielement ICP analyses.

  Construct a "Master Composite" for metallurgical testing and a "Grindability Composite" for hardness testing from the variability composites.

  Assess the hardness of the material from the deposits through Bond abrasion index, rod mill work index, and ball mill work index testing on select samples.

  Assess the mineralogical characteristics of the material through a QEMSCAN Particle Mineral Analyses (PMA) completed on the Master Composite, as well as a Bulk Mineral Analyses (BMA) on a variability composite (Composite G) and the Grindability Composite, investigating the mineral content, mineral liberation, and association characteristics of copper sulphides, pyrite, and non-sulphide gangue minerals.

  Conduct a series of sequential two to three product bulk-zinc-pyrite rougher flotation tests using the Master Composite as well as a variability composite, assessing the effect of primary grind sizing as well as the depressant dosage.

  Conduct batch cleaner testing on the Master Composite, assess the effects of required sizing and depressant dosage on the flotation product grades and recoveries.

  Investigate the potential for whole ore cyanidation extraction of gold and silver from the Master Composite through knelson gravity concentration and hand panning.

Additional Testing was completed in early 2022. The objectives of the additional testing were to investigate a bulk flotation circuit and the cyanidation of test products produced using Master Composite 1. To achieve these objectives the following test work was completed:

  Conduct bulk rougher and cleaner flotation tests investigating flotation recovery of gold and silver to a bulk rougher and bulk cleaner concentrate and to assess the effects of regrinding in the circuit.

  Conduct a series of cyanidation bottle roll leach tests on bulk concentrates produced from flotation testing. In addition, the cyanidation of a pyrite rougher concentrate produced in the testing summarized in the main report would also be investigated.

13.1.1 Sample Origin and Sample Characteristics

In total, 11 variability composites were prepared (Composite A to K), along with one "Grindability Composite" for comminution testing, and a Master Composite; in addition, bond rod mill work index test products from the Grindability Composite and the variability Composite G were prepared for potential testing but never tested. Samples for use in this testing program arrived at ALS Metallurgy Kamloops on June 16, 2021. The shipment consisted of 330 kilograms in 108, ½ HQ drill core intervals. Samples were from holes NP-20-8, 9, 12, 13, 31, 47, 59 and 89. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade, and potential dilution. The selected mineralized drill holes were within the area of potentially minable material and are believed to be representative of the mineralization with a cut-off grade of 127 g/t Ag and 2.77 g/t Au.

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A total of 40 percent of the composites was set aside as coarse ¾ inch material while the remaining 60 percent of the composite mass was crushed to minus 6 mesh (3.35mm) for metallurgical testing and rotary split into 2-kilogram test charges.

One composite was prepared from the coarse crush material for comminution testing, this was referred to as the Grindability Composite. Bond rod mill work index tests were completed on two of the composites, the Grindability Composite and Composite G. Product from these tests was too fine for metallurgical testing but may have been useful for gravity amenability testing. As a result, this product was prepared into test charges and designated Grindability Rod Composite and Composite G Rod. About 23 kilograms of the Grindability Rod Composite and 7 kilograms of the Composite G Rod were prepared from the Bond rod mill test products.

13.1.1.1 Comminution Test Results

The Bond abrasion index test completed on the Grindability Composite measured an abrasion index of 0.599. This describes the sample as quite abrasive. Mill media and lining would be expected to have greater wear than what would be seen from less abrasive material. This was noted in metallurgical testing on Composite G and the Master Composite where the recalculated test feed mass and iron contents were higher than the measured feed as a result of the grinding of the sample in a mill.

Bond rod mill work index tests completed on the Grindability Composite and Composite G measured about 15 kWhr/tonne. This would describe the samples as of average hardness in terms of grinding in a rod mill. The 17 kWhr/tonne Bond ball work index measured for the Master Composite would describe the sample as hard in terms of grinding in a ball mill.

13.1.1.2 Composite Chemical and Mineral Content

Each of the 11 variability composites were assayed for silver, gold, and sulphur at ALS Metallurgy, along with having multi-element ICP analyses completed. Composite G, the Grindability Composite, and the Master Composite were assayed at ALS Metallurgy Kamloops for base metals copper, lead, zinc, and iron as well.

Silver and gold were the primary metals of economic interest in the samples with silver assaying between 23 and 320 g/t and gold assaying between about 0.7 and 4 g/t. The Master Composite assayed about 123 and 3.1 g/t silver and gold, respectively.

Lead and zinc were present at notable levels, measuring about 1.1 percent each in the master composite. Copper was lower at about 0.1 percent; at this content and ratio to lead, it is unlikely a separate copper concentrate could be produced in sequential flotation or from separating a bulk copper-lead concentrate.

Sulphur measured between about 1.0 and 3.3 percent in the composites and is associated primarily with iron sulphides but also with copper, lead, and zinc sulphide minerals.

The mineral contents of the Master Composite, Composite G, and the Grindability Composite were measured using QEMSCAN Particle Mineral Analysis protocols (only mineral content was measured for the Grindability Composite and Composite G).

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Sulphide minerals were primarily measured as pyrite, sphalerite, galena, and copper sulphides in order of content. The copper sulphides were measured primarily as chalcopyrite with lower amounts of chalcocite/covellite and bornite.

Between 68 and 74 percent of the samples were measured as quartz, which likely contributes to the high abrasiveness of the material. Felspars measured between 14 and 19 percent, and most of the remaining non-sulphide gangue minerals were chlorite, micas, and calcium carbonates. Fluorine-bearing fluorite was detected in all samples but only quantified for the Master Composite at 0.2 percent.

13.1.1.3 Mineralogical Fragmentation

The QEMSCAN Particle Mineral Analyses provided liberation and association characteristics for minerals within the Master Composite at the nominal 63μm K80 primary grind sizing.

The liberation of the galena, sphalerite, and pyrite was quite high at the analyzed feed sizing, measuring 74, 64, and 69 percent, respectively. A much coarser flotation feed sizing of 150μm K80 may be viable for the efficient rougher separation of the lead and zinc bearing minerals based on extrapolated liberations; however, the Particle Mineral Analysis is not capable of measuring the liberations of gold and silver bearing minerals within the sample due to low feed grades, a QEMSCAN Trace Mineral Search (TMS) would be required to assess these elements.

In the finest measured size fraction of particles with less than 20μm diameter, the liberations for galena and sphalerite measured only about 82 and 83 percent, respectively. A cleaner feed liberation of about 90 percent would be targeted for these minerals to achieve efficient cleaner circuit separation in our experience; this indicates that a fine regrind sizing may be required to produce high-grade concentrates. Primary interlocking for these minerals in this fine fraction was measured to be with non-sulphide gangue minerals.

Exposure refers to the percentage of the surface area of a galena or sphalerite bearing particle which is exposed galena or sphalerite, respectively. About 6 percent of the galena and about 13 percent of the sphalerite were measured to be within particles with lower than 10 percent exposure of the respective mineral. Galena and Sphalerite within these low exposure particles would be difficult to recover and sphalerite recovery would be expected to be lower than galena recovery as a result of its lower measured exposure.

13.1.2 Metallurgical Testing

Metallurgical testing summarized in this report investigated sequential flotation, producing bulk, zinc, and pyrite concentrates. In addition, whole ore cyanidation and gravity concentration testing were completed. The following subsections discuss the results of this testing.

13.1.2.1 Rougher Testing

Primary grind sizings of between 43 and 140μm K80 were investigated through sequential bulk-zinc-pyrite rougher flotation testing using Composite G and the Master Composite. In the primary grind, zinc sulphate and sodium cyanide were utilized as depressants for sphalerite and pyrite, while copper sulphate was used as an activator for sphalerite in the zinc circuit. The dithiophosphinate, 3418A, was used as the collector in the bulk circuit, while sodium isopropyl xanthate (SIPX) was used as the collector in the zinc/pyrite circuits, lime was used as the pH modifier, and methyl isobutyl carbinol (MIBC) was used as frother. Figure 13-1 displays the results of this testing.

The primary effect of coarsening from the primary grind sizing 43 to 140μm K80 was measured in the silver and gold recoveries. In testing on the Master Composite, about 5 to 6 percent of the silver was measured in the rougher tailing at the finer tested feed sizings of 43 and 63μm K80 which increased to about 8 and 11 percent at the 93 and 140μm K80 feed sizings. Similarly, about 5 percent of the feed gold was measured in the rougher tailing at the 43μm K80 feed sizing, increasing to 7, 12, and 16 percent at the 63, 93 and 140μm K80 feed sizings, respectively. However, mass recovery did increase with decreasing primary grind sizing. Similar results were recorded for the testing using Composite G.

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Lead and zinc were readily recovered to their respective concentrates at all sizings tested with minimal lead and zinc remaining for recovery by the pyrite circuit.

One test was completed at the 63μm K80 primary grind sizing with double the sphalerite depressant in the primary grind, attempting to reduce zinc recovery to the bulk circuit. This increased dosage had a limited measurable effect on flotation performance.

Figure 13-1 Results of Rougher Testing (ALS, 2021)

13.1.2.2 Cleaner Testing

A series of batch cleaner tests were completed using the Master Composite, producing bulk and zinc cleaner concentrates. Tests were completed using a 63μm K80 primary grind and investigated the effects of regrind sizing, depressant dosage, and circulation of the bulk cleaner scavenger tailing stream. The developed conditions would be considered preliminary and only limited optimization of conditions was pursued.

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Two regrind sizings were tested for the bulk circuit along with no regrinding. With regrinding of the bulk rougher concentrate to about 19μm K80, the bulk concentrate measured about 58 percent lead and about 5.7 percent zinc; about 83 percent of the lead, 68 percent of the silver, and 74 percent of the gold reported to the bulk concentrate. Increasing the depressant in the bulk regrind resulted in a slightly higher concentrate lead grade but significantly reduced silver recovery. A finer regrind would likely be required to reduce zinc content as increased depressant did not. The coarser regrind sizing of about 24μm K80 resulted in a bulk concentrate that had a slightly lower lead grade but at higher lead recovery, and higher zinc dilution.

Regrind discharge sizings ranged between 30 and 36μm K80 in the zinc circuit. Zinc concentrates measured about 56 percent zinc at the finer sizing and contained about 71 percent of the zinc, 7 percent of the silver and 10 percent of the gold. This was relatively unchanged at the coarser regrind sizings; however, silver and gold recoveries were reduced due to more of these metals being recovered in the bulk circuit for those tests. Circulating the bulk cleaner scavenger tailing to the zinc rougher conditioner resulted in higher zinc recoveries at a lower zinc grade. About 77 percent of the zinc, 10 percent of the silver, and 6 percent of the gold was recovered to the zinc concentrate which measured about 54 percent zinc.

Combined silver and gold recoveries to the bulk and zinc concentrates were 79 and 84 percent in Test 14, respectively. About 6 percent of the silver and 3 to 4 percent of the gold was recovered to the pyrite rougher concentrate across the cleaner testing while recovering between 4 to 6 percent of the feed mass. This product assayed about 1.8 to 2.9 g/t gold and between 124 and 210 g/t silver.

Without regrinding, high silver losses were recorded in the bulk cleaner circuit and lower concentrate grades measuring 47 percent lead for the bulk concentrate and 48 percent zinc for the zinc concentrate.

13.1.2.3 Cleaner Concentrate Quality

Concentrates from Test 13 and 14 were analyzed for additional elements of interest. Cadmium was elevated in the concentrates and appears to be associated with the sphalerite. Arsenic, antimony, mercury, fluorine, and manganese did not assay at levels of concern in the concentrates.

Silver and gold measured between 4,260 and 4,360 g/t silver and 111 and 152 g/t gold in the bulk concentrates, and between 690 and 780 g/t silver and between 11.6 and 16 g/t gold in the zinc concentrates.

Given the low copper-to-lead ratio in the bulk concentrates, it is likely that production of separate copper and lead concentrates from the bulk concentrate would not be successful.

13.1.2.4 Cyanidation Leach Testing

Two whole ore bottle roll cyanidation leach tests were completed on the Master Composite at a nominal 63μm K80 primary grind sizing. The tests were completed over 48 hours, at pH 11, at 33 weight percent solids, and with oxygen sparging at each sampling interval. The first test was completed using 2000 ppm sodium cyanide, while the second test was completed using 3000 ppm sodium cyanide and with extensive pre-aeration due to high cyanide consumptions and initial oxygen starvation in the first test.

Gold extraction was quite rapid with pre-aeration. About 90 percent of the gold was extracted to the leach liquor over 24 hours, increasing to about 93 percent after 48 hours. Silver extraction was slower, measuring about 82 percent after 24 hours, increasing to 87 percent after 48 hours.

Very little gold and silver leached in the first 6 hours without pre-aeration due to the oxygen starvation. Gold extraction had recovered by 24 hours, measuring about 91 percent extraction, increasing to 93 percent after 48 hours. Silver extraction was recorded at 72 percent after 24 hours and 78 percent after 48 hours without preparation.

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Without pre-aeration, sodium cyanide consumptions were notably higher in the initial 6 hours of cyanidation. About 6.4 kilograms of sodium cyanide per tonne feed was consumed over 48 hours in the test without pre-aeration compared to 2.5 kilograms per tonne feed for the test with pre-aeration, despite a higher sodium cyanide concentration being used. Lime consumptions were lower without pre-aeration at 0.5 kg/t feed compared to 0.8 kg/t feed with pre-aeration.

Upwards of 20 percent of the copper in the feed appears to have also leached during the cyanidation test, with the final leach liquors assaying 101 and 111 g/t copper after 48 hours.

13.1.2.5 Gravity Testing

A single gravity concentration test was completed using a 2-kilogram charge of the Master Composite, ground to a 63μm K80. This test was completed using a laboratory Knelson gravity concentration unit with a 100-gram cone, followed by panning of the Knelson concentrate to reduce mass recovery.

About 40 percent of the gold was recovered to the Knelson concentrate, and 26 percent was recovered to the pan concentrate. About 12 percent of the silver and 13 percent of the lead was also recovered to the pan concentrate along with 10 percent of the sulphur. Silver may be associated with the lead-bearing galena or may be reporting to the gravity concentrate with the galena due to similar specific gravities.

At a 0.6 percent mass recovery, the pan concentrate represents a larger mass recovery than is typically recorded for operating gravity circuits. Recovery would be expected to be lower at lower mass recovery.

Integration of gravity into a full flowsheet would be required to assess whether an overall improvement in silver and/or gold would result from its addition.

13.1.3 Additional Metallurgical Testing

Two rougher and two cleaner flotation tests were completed as part of the testing summarized in this report along with three cyanidation bottle roll leach tests (ALS, 2022A). The following subsections discuss the results of this testing.

13.1.3.1 Rougher Testing

Two batch rougher tests were completed using Master Composite 1 at a nominal 63μm K80 primary grind sizing. The tests were completed at a natural pH, using sodium isopropyl xanthate (SIPX) as the collector, methyl isobutyl carbinol (MIBC) as the frother, and using copper sulphate as an activator.

In Test 18 about 94 percent of the silver and about 88 percent of the gold was recovered to a bulk rougher concentrate containing about 14 percent of the feed mass.

The additional collector/copper sulphate added in Test 18 as opposed to Test 17 resulted in a higher sulphur recovery, which may be a result of improved zinc/sphalerite activation. There was a slight increase in silver and mass recovery as a result but no change in gold recovery. The additional copper sulphate may have resulted in slower initial rougher performance due to a very low pulp redox potential. The combined sequential rougher recovery measured higher in mass, silver, and gold recovery compared to the bulk rougher recoveries.

13.1.3.2 Cleaner Testing

Two batch cleaner tests were completed using Master Composite 1. The tests investigated the grades and recoveries of gold and silver to a bulk concentrate and the effect of regrinding.

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Without regrinding, a bulk concentrate measuring 1,742 g/t silver, 40 g/t gold, and 34 percent sulphur was produced, recovering 87 percent of the silver and 86 percent of the gold.

Adding a regrind resulted in an increase in grade to about 1,888 g/t silver, 45 g/t gold, and 37 percent sulphur. Silver recovery was slightly lower, while the gold recovery was unchanged. Sulphur recovery decreased despite additional collector being added. The finer sulphide sizing and negative discharge redox following regrinding may have slowed sulphide flotation in the cleaner circuit compared to the test with no regrind.

The overall bulk recovery values of gold and silver were similar to that measured in sequential flotation in Test 14, when about 79 percent of the silver and 84 percent of the gold were recovered to the combined bulk and zinc concentrates, with a further 6 percent of the silver and 4 percent of the gold recovered to the pyrite rougher concentrate.

13.1.3.3 Cyanidation Leach Testing

The cyanidation bottle roll leach tests were completed over 48 hours, using 3,000 ppm sodium cyanide, at pH 11, with oxygen sparging at each sampling interval, and with an 8-hour preaeration step prior to cyanidation.

Without regrinding about 86 percent of the silver and 92 percent of the gold in the rougher concentrate was extracted within 48 hours; this represents about 80 percent of the feed silver and 82 percent of the feed gold. Silver extraction did not improve with regrinding, but gold extraction increased to about 96 percent, representing 86 percent of the gold in the flotation feed. These were lower than the whole ore leach extractions of 87 percent of the silver and 93 percent of the gold but with substantially lower reagent consumptions and a far lower feed mass to the leach circuit.

The cyanidation of the pyrite rougher concentrate produced through sequential flotation resulted in an extraction of 4 percent of the feed silver and 3 percent of the feed gold. This would represent a combined flotation recovery and leach extraction of gold and silver of about 83 percent for silver and 87 percent for gold using a sequential flowsheet that produces a bulk, zinc, and pyrite concentrates with cyanidation of the pyrite concentrate.

Flotation and cyanidation conditions would not be considered optimized for any of the tested flowsheets.

13.1.4 Conclusions and Recommendations (ALS, 2021)

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla Silver Corporation (ALS, 2021). Two methods of concentration and extraction were successfully tested in this test program. Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold; the tested conditions would not yet be considered optimized.

Sequential bulk (lead)-zinc-pyrite flotation at a primary grind sizing of about 63μm K80 produced a lead concentrate with high levels of silver, and gold, along with a high-grade zinc concentrate with notable levels of silver and gold. The pyrite concentrate, although lower in gold and silver content, may be of value with further processing.

Combined silver and gold recoveries to the bulk and zinc concentrates measured about 79 and 84 percent, respectively, with a further 6 percent of the silver and 4 percent of the gold recovered to the pyrite concentrate. While doing so, about 89 percent of the lead was recovered to a bulk concentrate measuring 54 percent lead, and 77 percent of the zinc was recovered to a zinc concentrate measuring 54 percent zinc. The low copper concentrate of the bulk concentrate would likely result in an inability to produce separate copper and lead concentrates.

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Whole ore cyanidation testing at a primary grind sizing of about 63μm K80 resulted in the extraction of about 93 percent of the gold and 87 percent of the silver over 48 hours, along with about 23 hours of pre-aeration. However, sodium cyanide consumptions were relatively high for a whole ore leach, measuring about 2.5 kilograms of sodium cyanide per tonne of feed. 0.6 kilograms of lime was consumed per tonne of feed in this testing.

Additional testing was completed on the Napoleon deposit investigating a single product bulk flotation flowsheet along with the cyanidation of a bulk concentrate (ALS, 2022A).

Bulk flotation to a cleaner concentrate following two stages of dilution cleaning recovered 87 percent of the silver and 86 percent of the gold to a bulk concentrate which measured 1,742 g/t silver, 40 g/t gold, and 34 percent sulphur.

A lower overall silver extraction but similar gold extraction was recorded with flotation of a rougher concentrate followed by cyanidation of that concentrate.

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate resulted in a lower silver recovery/extraction compared to bulk flotation but a similar gold recovery/extraction. This flowsheet option also likely results in payable lead and zinc content in their respective concentrates, which other flowsheet options would not receive.

Whole ore cyanidation resulted in the highest overall gold extraction with similar silver extraction but the highest reagent consumption in cyanidation.

Table 13-1 Conclusions for Each Studied Option (Maunula and Murray, 2022)

Testwork type	Sample	Conclusions
Gravity Concentration	Master Composite

The gravity concentration test on sample of Master Composite at the particle grind size of 63 µm in the Knelson concentrator followed by panning, has yielded 40% Au recovery in the Knelson concentrator and 26% Au recovery in the pan product.

Actual plant operations typically only achieve between 50% and 80% of the testwork GRG value, therefore it is not recommended to include gravity concentration in the flowsheet.

Rougher Testing Sequential Flotation	Master Composite

Open circuit rougher sequential flotation testing has produced:

• Rougher lead concentrate with a recovery of 79% Ag; 80% Au; 93% Pb, and 24% Zn, respectively.

• Rougher zinc concentrate with a recovery of up to 9% Ag; 8% Au; 3% Pb and 72% Zn, respectively.

Trend was observed that precious metals recoveries in the lead concentrate have increased with a reduction in particle size as silver and gold recoveries of 80% Ag and 83% Au, respectively, were 7% and 12% higher at the particle grind size of 63 µm.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 and 140 µm and seemingly unaffected by the difference the particle grinds size.

Rougher Testing Sequential Flotation	Composite G

For the composite G, the decrease in the particle grind size have also resulted in the increased precious metals recovery in the lead concentrate as silver and gold recoveries of 81% Ag and 85% Au, respectively, were 4% and 8% higher at the particle grind size of 45 µm.

The opposite was observed when it comes to zinc concentrate where coarser particle grind size of 133 µm has yielded silver and gold recoveries of 19% and 16%, respectively which was 4% and 8% higher when compared to 133 µm particle grind size.

Precious metals recoveries in the zinc and pyrite concentrates were quite similar for the 63 and 140 µm and seemingly unaffected by the difference in the particle grinds size.

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Testwork type	Sample	Conclusions
Cleaner Testing Sequential Flotation	Master Composite

Open circuit cleaner bulk flotation testing (with one cleaning stage) has produced:

•  Cleaner lead concentrate with recoveries of up to 71% for silver (Ag), 76% Au (Au), 87% lead (Pb), and 12% Zn (Zn).

•  Cleaner zinc concentrate with recoveries of up to 8% for silver (Ag), 7% Au (Au), 2% lead (Pb), and 71% Zn (Zn).

About 6% of the silver and 3 to 4% of the gold was recovered to the pyrite rougher concentrate.

Elevated levels of cadmium of in excess of 4,000 g/t, who appears to be associated with the sphalerite, were observed in the zinc cleaner concentrates which may incur smelter penalties, as it exceeds threshold limits of 3,000 g/t.

Rougher Testing Bulk	Master Composite

The bulk concentrate recoveries were 94% Ag and 88% Au, respectively, at 63 µm particle grind size.

The increase in the collector/copper sulphate addition have resulted in a higher sulphur recovery, which may be attributed to improved zinc/sphalerite activation.

Cleaner Testing Bulk	Master Composite	Without the regrind, at 63 µm particle grind size, the bulk cleaner concentrate assayed 1,742 g/t Ag and 40 g/t Au and had the recoveries of 87% Ag and 86% Au, respectively.
Cyanidation Leaching Test on Whole Ore and Concentrates	Master Composite

Oxygen sparged whole ore cyanidation tests at 48 hours retention time and particle grind size of 63 µm have resulted in the highest overall gold extraction of 93% Au and 87% Ag, respectively, however it did come with the relatively high sodium cyanide consumptions, measuring about 2.5 kg of NaCN per tonne of feed.

Sequential Flotation followed by Cyanidation of Rougher Pyrite Concentrate	Master Composite

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate have resulted in a combined flotation and leach extraction of 87% Au and 83% Ag, respectively.

13.2 Preliminary Metallurgical Testing on the Tajitos Deposit

The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals to potentially justify further exploration of the deposit. Only limited optimization of conditions was employed in this program. To achieve these objectives the following test work was completed:

  23 subcomposites were constructed from provided drill core interval samples and the chemical content was assessed through standard analytical methods as well as multi-element ICP analyses.

  Mineral content of the 23 subcomposites was assessed through QEMSCAN Bulk Mineral Analyses (BMA).

  Three master composites were assembled representing different lithologies of the deposit for testing.

  Grinding energy requirements of the master composites were assessed by conducting Bond ball mill work index testing.

  A series of sequential three-product bulk-zinc-pyrite rougher flotation tests were conducted using the master composites to assess the viability of such a separation as well as the effect of primary grind sizing.

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  The potential for recovery of metals to a bulk concentrate through was investigated by conducting both batch rougher and cleaner tests.

  The potential for whole ore cyanidation extraction of gold and silver from the master composites was investigated by conducting cyanidation bottle roll leach testing. In addition, cyanidation extraction from rougher concentrate and tailings products in flotation testing was measured.

  The potential for gravity recovery of gold and silver from the master composites through Knelson gravity concentration and hand panning was investigated.

13.2.1 Sample Origin and Sample Characteristics

In total, 23 subcomposites composites were prepared (VAR 001 to 023), from which three Master Composites (Diorite, Andesite and Andesite - Low MnOX) were assembled for testing. A shipment of sample was received at ALS Metallurgy on January 8, 2022, in a shipment with a weight of 153 kilograms. The sample was in the form of 106 ½ HQ drill core intervals. Samples were from drill holes CS-20-01, 02, 03, 06, 08, 09, 11, 13, CS-21-16A, 17, 21B, 22A, 23, 24, 37, 41, 44, 50, 52, 59A, 60 and 62.

Each of the samples was a drill core interval which was assigned to one of 23 subcomposites. Following receipt, each of the samples was grouped into its corresponding subcomposite.

Each of the subcomposites was assayed for elements of interest to confirm the elemental content as well as each received a QEMSCAN Bulk Mineral Analysis to assess mineral content. Samples were then composited into three master composites.

Following completion of the testing program about 272 kilograms of material from the Tajitos program remains in storage at ALS Metallurgy Kamloops.

13.2.1.1 Chemical and Mineral Content

Each of the 23 subcomposites and 3 master composites were assayed for elements of interest. Each subcomposite was analyzed for mineral content via QEMSCAN Bulk Mineral Analysis (BMA) protocols.

The master composites measured silver contents between 239 and 275 g/t and gold contents between about 1.2 and 2.5 g/t. Silver was detected within the silver sulphides acanthite/argentite and copper/silver sulphide minerals; it is likely that silver is also present within other minerals as well.

Sulphur assayed between 0.6 and 1.3 percent and was primarily present as pyrite, with low levels of sphalerite, galena, and copper sulphide minerals. Only trace amounts of the sulphur was measured not to be in sulphide form.

Carbon measured between 0.1 and 1.2 percent and assayed as carbonate carbon, with little to no organic carbon being recorded. Carbonate minerals were primarily measured as calcium or manganese carbonates.

An effort was applied to identify and quantify manganese oxide minerals in the analyses; however, it was impossible to separate them due to the fine grains and complex interlocking between manganese oxide, carbonate, and silicate minerals.

The primary non-sulphide gangue minerals were measured as silicate minerals such as quartz, feldspars and chlorite.

13.2.1.2 Silver Assaying

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Initial silver assays completed on the subcomposites were lower than client anticipated values. As a result, several different assay/digestion methods were employed to assess the silver content for several of the subcomposites.

The initial assays were completed using an aqua regia digestion which would dissolve all sulphide minerals but not more resilient silicate minerals. Silver assays were also completed by fire assay, multi-acid digestion, and through a screened metallic method. Several head samples were also assessed by ALS Geochemisty in North Vancouver using a multi-acid digest.

The silver assaying revealed that more complete digests produced higher values for the silver content in the samples, indicating silver present within non-sulphide minerals. In addition, the screened metallic assays for silver measured higher silver contents in the coarse fraction of the assays, suggesting the silver was not homogeneous within the samples, which could result in higher variation between replicate silver assays. Screened metallic assays were completed by pulverizing 500 g of feed, then screening this over a 106μm screen. The coarse material was assayed to extinction while the undersize was assayed in duplicate.

With aqua regia assays measuring lower contents than the other methods, multi-acid digests were used for analyzing test products in this program. It was understood that the resource has been developed using multi-acid digest silver assays. Should aqua regia digestions be utilized to assess test products produced from this material, results would be misleading as minerals not typically soluble in aqua regia digestions would typically be in the tailings. Thus aqua regia silver assays would record lower tailing silver grades and higher calculated recoveries.

13.2.1.3 Comminution Test Results

Bond ball work index tests were completed on each of the three master composites. The tests were completed using a 106μm closing screen size. The work indices measured between 16.5 and 17.6 kWhr/t. These indices would describe the samples as moderately hard in terms of ball milling.

13.2.2 Metallurgical Testing

Metallurgical testing summarized in this report was preliminary and investigated bulk flotation, producing a single bulk sulphide concentrate; sequential flotation, producing bulk lead-silver, zinc, and pyrite concentrates; whole ore cyanidation; cyanidation of bulk rougher flotation products; and gravity concentration. The following subsections discuss the results of this testing.

The primary testing was completed on the Andesite and Diorite Composites. The Andesite Low MnOx Composite was lower in available mass and therefore was not as extensively tested.

Test conditions were based on those utilized in recently completed test programs for other deposits also under investigation by Vizsla (ALS, 2021 and 2022A).

13.2.2.1 Bulk Rougher Testing

Three primary grind sizings were tested using the Diorite and Andesite Master composites, while only one was tested for the Andesite Low MnOx Master Composite.

Potassium Amyl Xanthate (PAX) was used as the sulphide mineral collector and Methyl Isobutyl Carbinol (MIBC) was used as the frother. Tests were completed at natural pH. In addition, the effects of a supplemental gold collector Aerofloat 208, a phosphorodithioate collector, were also investigated.

Silver and gold recovery at the coarsest test primary grind sizings, a nominal 150μm K80, was recorded to be the lowest, while recoveries were highest at the nominal 75μm K80 primary grind sizing target, measuring about 84 to 85 percent for silver and 82 to 87 percent for gold. Tests completed at the nominal 100μm K80 primary grind sizing target measured slightly lower silver and gold recovery compared to the finer test but also a lower mass recovery; it was noted that viscosity was notably higher at the finer sizing.

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At 87 to 94 percent, sulphur recovery was notably higher than gold and silver recovery, indicating some of the gold and silver was associated with minerals which do not respond to sulphide flotation. This would reinforce that silver was not solely present in sulphide minerals, with Master Composite head assay aqua regia silver values measuring around 10 percent lower than multi-acid near total digestion silver assays.

Aerofroth 201 did not improve gold or silver flotation recovery.

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13.2.2.2 Sequential Rougher Testing

Figure 13-2 displays a summary of the testing results on the three composites using a sequential three product flotation flowsheet. The sequential tests were completed using sodium cyanide and zinc sulphate at pH 9 to depress sphalerite and pyrite in the bulk Pb-Ag circuit. A dithiophosphate collector 3418A was used in the bulk Pb-Ag circuit. The zinc circuit used copper sulphate to activate the sphalerite in the zinc conditioner, following which Sodium Isopropyl Xanthate (SIPX) was used as collector in the zinc rougher flotation. SIPX was then used again in the pyrite circuit to collect remaining sulphide minerals. All three master composites were tested at two primary grind sizing targets, a nominal 75 and 100μm K80.

Most of the precious metals were recovered to the bulk Pb-Ag concentrate; however, recoveries were lower than to a bulk sulphide rougher concentrate at similar grind sizes, albeit at a lower mass recovery. Total recovery of precious metals to all three rougher concentrates was similar to or slightly lower than the total bulk flotation recovery at the same primary grind sizings. Higher overall recoveries of gold and silver were measured for all the tests conducted at the 75μm K80 primary grind sizing compared to the nominal 100μm K80 primary grind sizing.

Viscosity was visibly worse at the nominal 75μm K80 sizing compared to the 100μm K80 sizing. Addition of lime to the zinc conditioner made this effect substantially worse with an unmanageable froth. The zinc roughers were therefore completed at pH 10 at the 75μm K80 primary grind sizing target.

Due to the low feed grades of the composites, the bulk rougher concentrate lead grades may make upgrading the rougher concentrate to a high-grade lead concentrate difficult and may result in poorer recoveries. A similar issue might be anticipated for zinc. If it is not possible to produce separate high-grade bulk (lead) or zinc concentrates, there may not be reason to pursue a sequential flowsheet for this material.

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Figure 13-2 Sequential Rougher Flotation Flowsheet Results (ALS, 2022B)

13.2.2.3 Cleaner Testing

Two open-circuit bulk cleaner tests were completed on each of the Diorite and Andesite Master Composites. The tests were conducted with and without regrinding. Without regrinding, the cleaner feed sized 46 and 59μm K80, while with regrinding, the cleaner feed sized 27 and 35μm K80; the coarser sizings were measured for the Diorite Master Composite. For the cleaner tests the pH was kept natural and PAX was utilized as the sulphide mineral collector; MIBC was used as the frother.

Concentrates from the tests were relatively high grade, measuring over 0.6 percent silver and 29 g/t gold. It may be possible to sell concentrates of this grade; however, consultation with a marketing expert is recommended to confirm.

Recoveries represent open circuit performance; the measured losses to the cleaner tailings do not reflect how cleaner circuit losses would occur in an operating setting with circulation of the cleaner tailings. Testing would be required to confirm possible grades and recoveries of silver and gold when a closed circuit flowsheet is utilized with cleaner tailings being recirculated.

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Additionally, losses to the flotation rougher tailings could be reduced through potential of cyanidation of the stream.

13.2.2.4 Cyanidation Leach Testing

Cyanidation bottle roll testing was completed as whole ore leaching as well as through leaching of flotation test products. In addition, diagnostic leach tests were conducted on whole ore leach residues to assess the association of unextracted gold and silver. The following subsections discuss the results of this testing.

Whole Ore Cyanidation Leach Testing

Whole ore cyanidation investigated leach duration, primary grind size, and addition of lead nitrate. All tests were completed with a 1000ppm sodium cyanide concentration, a pH of 11, and at 33 weight percent solids, with purging of the bottle headspace with oxygen ahead of each leaching stage.

Silver extractions were substantially higher for the Diorite Master Composite as compared to the other two composites, while gold extractions were slightly lower. Increasing leach time from 48 to 96 hours resulted in an average improvement in silver and gold extractions of about 9 and 3 percent, respectively. Employing a finer primary grind sizing of 71 to 76 μm K80 compared to 92 to 103μm K80 resulted in an increase in 48-hour silver and gold extractions averaging about 2 and 3 percent, respectively.

There was not a measurable benefit to adding lead nitrate to the cyanidation leaching. Sodium cyanide and lime consumptions were moderate, measuring between 0.5 and 2.3 kg/t.

Cyanidation Leach Testing on Flotation Test Products

Rougher concentrates and tailings from bulk sulphide rougher testing were subjected to cyanidation bottle roll testing. Rougher concentrates were tested with and without regrinding2. All cyanidation leach tests were completed with a 48-hour leach duration, at 33 weight percent solids, and at pH 11. Concentrates were leached using 2000ppm sodium cyanide, while tailings were leached using 1000ppm sodium cyanide.

Without regrinding, the concentrates sized between 50 and 52μm K80; at this sizing between 85 and 89 percent of the silver and between 88 and 92 percent of the gold in the concentrates was extracted to the leach liquors. With regrinding to between 28 and 33μm K80 silver extractions measured between 93 and 95 percent while gold extractions measured 93 and 97 percent.

Between 55 and 65 percent of the silver and 78 to 85 percent of the gold in the rougher tailings streams were extracted in the cyanidation tests. The combined concentrate and tailing leach extractions ranged between 81 and 85 percent for silver and 87 and 92 percent for gold without concentrate regrinding. The combined extractions of silver increased by about 5 to 6 percent, and the combined extractions of gold increased by about 2 to 3 percent when the concentrates were reground prior to cyanidation.

Despite the higher cyanide concentrations in the concentrate cyanidations, the combined sodium cyanide consumptions were typically lower than with the whole ore cyanidation tests. Lime consumptions were also similar.

Diagnostic Leach Results

Cyanidation residues from the 96-hour whole ore leach tests on each of the composites were subjected to a three-stage diagnostic leach, assessing remaining extractable silver and gold, silver and gold contained within sulphide minerals, and silver and gold contained within non-sulphide gangue minerals.

Between 6 and 10 percent of the gold and 16 to 21 percent of the silver were not extracted in the initial whole ore leach. Of the silver, between 5 and 7 percent of the feed silver was extractable with more intensive cyanidation conditions. The remainder was split between being contained within sulphide minerals and non-sulphide gangue minerals. Almost none of the remaining gold was extracted through additional cyanidation, most of the gold in the residues was present within sulphide minerals, although 3 percent of the feed gold was present within non-sulphide gangue minerals.

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To improve recovery/extraction of the sulphide contained gold/silver finer primary grinding or recovery through sulphide flotation would be required. Improved extraction of gold/silver contained within non-sulphide gangue minerals would likely only be achievable through finer grinding.

13.2.2.5 Gravity Testing

The amenability of gold and silver to gravity concentration within the Andesite and Diorite Master Composites was assessed through a preliminary Knelson gravity concentration test with hand panning of the Knelson Concentrate. Hand panning is completed to reduce mass recovery closer to typical operation mass recoveries.

About 9 percent of the silver and gold in the Diorite Master Composite was recovered to the pan concentrate, while 10 and 12 percent of the silver and gold, respectively, in the Andesite Master Composite was recovered to the pan concentrate. At these recoveries, it is unlikely that the inclusion of gravity concentration in the process flowsheet would benefit performance.

13.2.3 Conclusions and Recommendations

A preliminary test program has been completed on material from the Tajitos deposit on behalf of Vizsla Silver Corporation (ALS, 2022B). The program investigated various processing options such as bulk and sequential froth flotation, whole ore cyanidation, combined flotation and cyanidation, and gravity concentration. Testing was completed on three master composites, the Diorite Master Composite, the Andesite Master Composite, and the Andesite Low MnOx Master Composite.

The composites contained between 239 and 275 g/t silver and 1.2 to 2.5 g/t gold. Sulphur measured between 0.6 and 1.3 percent, mostly in sulphide form. Most of the sulphide was present as pyrite; copper, lead, and zinc, present as copper sulphides, galena, and sphalerite, were low in content.

The highest recoveries/extractions of gold and silver were recorded through a combination of rougher flotation and cyanidation of the rougher concentrates and tailings. However, there is potential for using a flowsheet with production of a salable flotation concentrate and cyanidation of the tailings. Table 13-2 displays a summary of recoveries from the tested flotation/cyanidation flowsheet and the untested potential recoveries from the flowsheet with production of a salable concentrate and cyanidation of tailings for the Diorite and Andesite Master Composites.

Between 87 and 90 percent of the silver and 90 to 94 percent of the gold were extracted to leach liquors from the Diorite and Andesite Master Composites using a combined flotation and cyanidation flowsheet, including regrinding of the rougher concentrates. The best silver result was recorded using this flowsheet but without regrinding for the Andesite Low MnOx Master Composite. Insufficient sample mass was available to conduct the test with regrinding; results without regrinding were closer to whole ore cyanidation results.

Cleaner flotation alone without regrinding produced bulk concentrates of over 0.6 percent silver and 29 g/t gold. The open circuit gold recovery to these bulk cleaner concentrates was 64 and 60 percent for the Diorite and Andesite Master Composites, respectively, while the open circuit silver recovery measured about 70 and 73 percent for the Diorite and Andesite Master Composites, respectively. With the cleaner tailings recirculated to the rougher feed stream, the feed for a cyanidation leach would contain the remaining silver and gold; the displayed estimate extraction values are calculated based on the extractions from the rougher tailings leach tests, which extracted about two thirds of the remaining silver and 85 percent of the remaining gold. These values would require testing to confirm.

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The overall combined extractions and recoveries between these two flowsheet options are similar; however, it is likely reagent consumptions would be lower, and the circuit would be simpler for the second option.

A sequential flotation flowsheet may not be appropriate for this material alone as low lead and zinc grades make the production of separate bulk (lead) and zinc concentrates difficult.

Diagnostic leach testing on the cyanidation residues from the 96-hour whole ore leach tests indicated that while gold extraction through cyanidation was complete after 96 hours, silver extraction could be improved by a further 5 to 7 percent through more aggressive cyanidation conditions. Further improvement in gold and silver extraction beyond that would require finer grinding as unextracted gold is encapsulated within sulphides and non-sulphide gangue minerals at the nominal 100μm K80 primary grind target.

Table 13-2 Potential Flowsheet Comparison

Note: *Estimated values, testing would be required to confirm.

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14 MINERAL RESOURCE ESTIMATES

14.1 Introduction

Completion of the updated MRE for the Property involved the assessment of a drill hole database, which included all data for surface drilling completed between November 2019 and September 2022, as well as three-dimensional (3D) mineral resource models (resource domains), a 3D topographic surface model, 3D models of historical underground workings, and available written reports.

Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models.

Indicated and Inferred mineral resources are reported in the summary tables in Section 14.11. The updated MRE takes into consideration that the deposits on the Property may be mined by underground mining methods.

The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adhere as best as possible to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

14.2 Drill Hole Database

In order to complete the updated MRE for the Property, a database comprising a series of comma delimited spreadsheets containing surface diamond drill hole information was provided by Vizsla for the Napoleon, Tajitos-Copala, Animas and San Antonio Areas for drill holes completed to September, 2022. The database included hole location information, down-hole survey data, geochemistry and assay data, lithology data and density data. The data in the geochemistry/assay tables included data for the elements of interest including Ag (g/t), Au (g/t), Pb (ppm or %) and Zn (ppm or %). After review of the database, the data was then imported into GEOVIA GEMS version 6.8.3 software ("GEMS") for statistical analysis, block modeling and resource estimation. No errors were identified when importing the data. The data was validated in GEMS and no erroneous data, data overlaps or duplication of data was identified.

The database provided by Vizsla for the MRE include data for 638 surface diamond drill holes totalling 206,778 m (Table 14-1) (Figure 14-1 and Figure 14-2). The database totals 33,261 assay intervals for 37,585 m (average of 1.13 m).

The database was checked for typographical errors in drill hole locations, down hole surveys, lithology, assay values and supporting information on source of assay values. Overlaps and gapping in survey, lithology and assay values in intervals were checked. All assays had analytical values for Ag (g/t), Pb (ppm) and Zn (ppm).

Table 14-1 Project Drill Hole Totals

Deposit Area	Drill Holes	Drill Hole #	Total Length	# assays	assay m
Napoleon	319	NP-20-01 to NP 22-317	104,153	14,236
Copala-Tajitos	199	CS-20-01 to CS-22-200	68,785	11,433
Animas	51	AM-19-01 to AM-22-50	16,881	2,322
Morales	69	CO-20-01 to CO-22-69	16,959	5,270
Total:	638		206,778	33,261

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Figure 14-1 Plan View: Distribution of Surface Drill Holes on the Property (WGS 84), on Topography

Figure 14-2 Isometric View Looking Northwest: Distribution of Surface Drill Holes on the Property (WGS84)

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14.3 Mineral Resource Modelling and Wireframing

Vizsla provided Armitage with a total of 21 three-dimensional ("3D") resource models, constructed in Leapfrog Geo version 2022.1, representing the Napoleon area (10 wireframes), the Copala area (4 wireframes), including Tajitos (1 wireframe), the Animas area (5 wireframes) and San Antonio (Generales) (1 wireframe) (Figure 14-3 to Figure 14-5) (Table 14-2). Armitage was also provided with digital elevation surface models (LiDAR) for the Napoleon-Copala, Animas and San Antonio areas. All 3D resource models were clipped to topography.

The LiDAR survey was completed by Eagle Mapping out of Langly, BC, in June of 2022. The data was received by Vizsla in August of 2022.

Armitage has reviewed the resource models on section and in the Armitage's' opinion the models provided are well constructed and fairly accurately represent the main structures identified on the Property and the distribution of the Ag-Au-Pb-Zn mineralization within these structures. Minor errors were identified by Armitage during the review process and were corrected by Vizsla before final resource estimation. All models have been extended well beyond the limits of the current drilling for the purpose of providing guidance for continued exploration. However, the extension of the mineral resource beyond the limits of drilling is limited by the search radius during the interpolation procedure (generally 100 m past drilling for most areas, 110 for Napoleon).

Mineralization in the Napoleon area extends for roughly 2,600 m along strike and up to 550 m vertically (main Napoleon structures) and is hosted in multiple, variably oriented structures. The main Napoleon structures trend 345° with dips near vertical. The Napoleon HW zone trends 355° and dips east at roughly -55°. The Josephine structure trends 355° and dips to the east at -75°. The Cruz zone trends roughly 325° and dips to the northeast at -85°.

Mineralization in the Copala area extends for up to 1,400 m along strike and to depths of 450 to 550 m below surface, and is hosted in multiple, variably oriented structures. The main Copala structures trend 355° with dips of -35°. The Cristiano structure trends 330° and dips near vertical. The Tajitos structure trends 10° and dips to the east at -65°.

In the Animas area, mineralization extends to depths of up to 230 m and is hosted in multiple structures which trend 35° (near vertical) and 140° (dips roughly -55°).

The San Antonio structure is in the Cordon de Oro area and trends 195° and dips -55° to the south. Mineralization within the San Antonio structure extends for 650 along strike and up to 340 m below surface.

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Figure 14-3 Plan View: Property Mineral Resource Models

Figure 14-4 Isometric View Looking Northeast: Property Mineral Resource Models

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Figure 14-5 Isometric View Looking Northwest: Felsic Dyke and Sill Models

Table 14-2 Property Domain Descriptions

Domain Name	Rock Code	Block Rock Code	Density
TAJITOS_GM_SM - Tajitos	TAJITOS	250	2.60
TAJITOS_GM_SM - Copala_2	COPALA2	234	2.65
TAJITOS_GM_SM - Copala_3	COPALA3	235	2.65
TAJITOS_GM_SM - Copala_Main	COPALA	233	2.65
TAJITOS_GM_SM - Cristiano	CRISTIAN	240	2.65
Animas - Cuevillas	CUEVILLA	101	2.60
Animas - Cuevillas_fw	CUEVFW	102	2.60
Animas - Rosarito	ROSARITO	104	2.60
Animas - Rosarito_splay	ROSARSPL	106	2.60
Animas - Rosarito_splay_hw	ROSARHW	105	2.60
LOS GENERALES VEIN - GENERALES_VEIN20230110	GENERAL	103	2.60
DOMAIN copy - JOSEPHINE20221207	JOSEPHIN	307	2.65
DOMAIN copy - CRUZ_NEGRA20221215	CRUZ	306	2.65
DOMAIN copy - NAP_HW20230110	HW	305	2.65

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Domain Name	Rock Code	Block Rock Code	Density
DOMAIN copy - NAP_HW220230110	NAP_HG	310	2.65
DOMAIN copy - NAP_HW320230110	NAP_HG	310	2.65
DOMAIN copy - NAP_ODA_EAST120230110	EAST1	301	2.65
DOMAIN copy - NAP_ODA_EAST220230110	EAST2	302	2.65
DOMAIN copy - NAP_ODA_EAST320230110	EAST3	303	2.65
DOMAIN copy - NAP_ODA_WEST120230110	NAP_HG	310	2.65
DOMAIN copy - NAP_ODA20230110	EAST	300	2.65

14.4 Bulk Density

Armitage was provided with a limited database of 511 density measurements for the current MRE. Samples were collected from the Napoleon (229 samples, average 2.64), Copala (251 samples, average 2.65) and the Animas (31 samples, average 2.51) areas.

Of the data collected, only 153 samples are from mineralized material. Based on a review of the available density data, it was decided that a fixed value be used for each resource model. The average density used by domain for the current MRE are presented in Table 14-2 above.

It is strongly recommended that Vizsla implement a program to collect additional density data from previous drill holes, collecting samples from the various structures, representing different styles of mineralization, ranges in grade of Ag, Au, Pb and Zn and at different depths of the deposits. It is recommended that an additional 1,000 to 2,000 samples from previous drilling be collected. It is also recommended Vizsla implement a consistent sampling program moving forward. It is understood that such a program has recently been implemented.

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14.5 Compositing

The assay sample database available for the revised resource modelling totalled 33,261 representing 37,595 m of drilling (Table 14-1). A statistical analysis of the assay data from within the mineralized domains, by area, is presented in Table 14-3. There are a total of 6,284 assays within the resource domains. The average length of the assay sample intervals ranges from 0.94 to 1.13. Of the 6,284 assays, approximately 22 % are 1.5 m in length; 52 % of the assays are > 1.00 m. To minimize the dilution and over smoothing due to compositing, a composite length of 1.50 m was chosen as an appropriate composite length, for all areas, for the current MRE.

Table 14-3 Statistical Analysis of the Drill Assay Data from Within the Deposit Mineral Domains - by Area

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Napoleon Area:
Total # Assay Samples	3,510
Average Sample Length	0.99 m
Minimum Grade	0.25	0.00	1.00	9.00
Maximum Grade	11,413	199	210,000	300,000
Mean	88.9	1.29	2,811	8,844
Standard Deviation	396	6.91	9,165	19,554
Coefficient of variation	4.46	5.38	3.26	2.21
97.5 Percentile	674	9.44	18,150	61,050

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Copala Area:
Total # Assay Samples	2,043
Average Sample Length	1.12 m
Minimum Grade	0.25	0.00	1	11
Maximum Grade	23,058	205	104,000	88,800
Mean	186	1.14	640	1,234
Standard Deviation	815	5.90	3,052	3,901
Coefficient of variation	4.37	5.18	4.76	3.16
97.5 Percentile	1,501	8.26	4,535	9,320

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Tajitos Area:
Total # Assay Samples	353
Average Sample Length	0.94 m
Minimum Grade	0.25	0.00	7	9
Maximum Grade	4,420	23.4	105,500	118,500
Mean	214	1.26	1,981	3,804
Standard Deviation	478	2.77	7,190	10,472
Coefficient of variation	2.24	2.20	3.62	2.75
97.5 Percentile	1,687	10.9	13,025	23,100

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Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Animas Area:
Total # Assay Samples	145
Average Sample Length	1.04 m
Minimum Grade	0.25	0.00	8	8
Maximum Grade	4,420	24.3	55,600	116,000
Mean	119	1.17	2,343	6,653
Standard Deviation	388	2.43	6,919	16,955
Coefficient of variation	3.27	2.07	2.95	2.55
97.5 Percentile	566	6.71	18,100	64,400

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	San Antonio Area:
Total # Assay Samples	233
Average Sample Length	1.13 m
Minimum Grade	0.25	0.00	3	18
Maximum Grade	2,940	34.2	1,005	1,295
Mean	107	0.68	106	253
Standard Deviation	272	2.71	121	201
Coefficient of variation	2.55	3.99	1.14	0.79
97.5 Percentile	759	4.03	483	799

Composites were generated starting from the collar of each hole. Un-assayed intervals were given a value of 0.0001 for Ag, Au, Pb and Zn. Composites were then constrained to the individual mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the mineral domain (rock code) of the constraining wireframe model.

A total of 5,634 composite sample points occur within the resource wire frame models. A statistical analysis of the composite data from within the mineralized domains, by area, is presented in (Table 14-4). These values were used to interpolate grade into resource blocks.

Table 14-4 Statistical Analysis of the 1.5 M Composite Data from Within the Deposit Mineral Domains - by Area

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Napoleon Area:
Total # Composite Samples	3,300
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	5,367	144	83,229	191,480
Mean	51.5	0.79	1,595	5,228
Standard Deviation	226	4.89	4,440	11,979
Coefficient of variation	4.38	6.17	2.78	2.29
97.5 Percentile	400	5.20	12,137	38,913

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Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Copala Area:
Total # Composite Samples	1,757
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	8,249	72.3	23,278	47,504
Mean	130	0.78	424	891
Standard Deviation	466	2.82	1,324	2,561
Coefficient of variation	3.59	3.62	3.12	2.87
97.5 Percentile	1,201	6.87	3,358	5,707

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Tajitos Area:
Total # Composite Samples	270
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	3,028	15.7	64,393	40,401
Mean	173	1.04	1,255	2,257
Standard Deviation	386	2.28	4,469	4,887
Coefficient of variation	2.23	2.19	3.56	2.17
97.5 Percentile	1.48	8.70	8,750	17,614

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	Animas Area:
Total # Composite Samples	120
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	1,124	7.39	40,800	86,460
Mean	78.3	0.83	1,760	4,940
Standard Deviation	156	1.37	4,825	11,817
Coefficient of variation	2.00	1.65	2.74	2.39
97.5 Percentile	592	6.14	16,850	46,298

Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
	San Antonio Area:
Total # Composite Samples	187
Composite Length	1.50 m
Minimum Grade	0.00	0.00	0.00	0.00
Maximum Grade	2,379	27.6	756	1,251
Mean	90.9	0.61	98.0	246
Standard Deviation	226	2.34	101	188
Coefficient of variation	2.49	3.86	1.03	0.76
97.5 Percentile	564	2.94	350	727

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14.6 Grade Capping

A statistical analysis of the composite database within the resource models (the "resource" population) was conducted to investigate the presence of high grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data (Table 14-4), histogram plots, and cumulative probability plots of the 1.5 m composite data. The statistical analysis was deposit area and was completed using GEMS.

After review, it is the opinion that capping of high grade composites to limit their influence during the grade estimation is necessary for Ag, Au, Pb and Zn for all areas. A summary of grade capping values within the mineralized domains, by area, is presented in Table 14-5. In the opinion of Armitage, the capping applied to the deposit composites has had the desired effect of limiting the influence of high grade outliers on the global MRE. The capped composites are used for grade interpolation into the Deposit block models.

Table 14-5 Composite Capping Summary of the Deposit Mineral Domains - by Deposit Area

Area	Total # of Composites	Attribute	Capping Value	# Capped	Mean of Raw Composites	Mean of Capped Composites	CoV of Raw Composites	CoV of Capped Composites
Napoleon	3,300	Ag g/t	1,600 (500)	17	51.5	46.3	4.38	3.26
(Cruz)		Au g/t	30 (6)	13	0.79	0.65	6.17	3.75
		Pb ppm	40,000 (10,000)	7	1,595	1,552	2.78	2.51
		Zn ppm	90,000 (30,000)	15	5,228	4,808	2.29	2.11
Copala	1,757	Ag g/t	2,200	14	130	115	3.59	2.79
		Au g/t	24	2	0.78	0.75	3.62	3.05
		Pb ppm	10,000	7	424	402	3.12	2.66
		Zn ppm	16,000	11	891	834	2.87	2.29
Tajitos	270	Ag g/t	1,400	7	173	157	2.23	1.95
		Au g/t	10	4	1.04	0.99	2.19	2.00
		Pb ppm	10,000	6	1,255	986	3.56	1.98
		Zn ppm	12,000	10	2,257	1,842	2.17	1.55
Animas	120	Ag g/t	550	3	78.3	70.5	2.00	1.66
		Au g/t	4.5	5	0.83	0.75	1.65	1.42
		Pb ppm	20,000	1	1,760	1,587	2.74	2.30
		Zn ppm	25,000	5	4,940	3,753	2.39	1.68
San Antonio	187	Ag g/t	800	4	90.9	80.4	2.49	1.86
		Au g/t	8	4	0.61	0.48	3.86	2.57
		Pb ppm	No Cap	0	98	98	1.03	1.03
		Zn ppm	No Cap	0	246	246	0.76	0.76

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14.7 Block Model Parameters

The Property mineral domains are used to constrain composite values chosen for interpolation, and the mineral blocks reported in the estimate of the Mineral Resource. Separate block models, within UTM coordinate space, were created for the Napoleon, Cruz, Copala, Tajitos, San Antonio and Animas areas (Table 14-6 and Figure 14-6).  Block model dimensions, in the x (east m), y (north m) and z (level m) directions were placed over the grade shells (restricted to areas that have been drilled) with only that portion of each block inside the shell recorded (as a percentage of the block) as part of the MRE (% Block Model). The block size for each block model was selected based on drillhole spacing, composite length, the geometry and shape of the mineralized domains, and the selected mining methods (underground). At the scale of the Vizla deposit models, the selected block size for each model provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The models were intersected with surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

Table 14-6 Deposit Block Model Geometry

Block Model	Napoleon Area: Napoleon, ODA, Hanging Wall and Josephine
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	403000	2585750	650 m
Extent	475	320	195
Block Size	2 m	10 m	5 m
Rotation (counter clockwise)	0°

Block Model	Napoleon Area: Cruz
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	403186.046	2586838.113	600 m
Extent	135	140	110
Block Size	2 m	5 m	5 m
Rotation (counter clockwise)	37.5°

Block Model	Copala Area: Copala and Cristiano
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	404300	2586050	635 m
Extent	230	500	180
Block Size	3 m	3 m	3 m
Rotation (counter clockwise)	0°

Block Model	Copala Area: Tajitos
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	404000	2586270	570 m
Extent	230	420	180
Block Size	3 m	3 m	3 m
Rotation (counter clockwise)	0°

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Block Model	San Antonio Area
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	407550	2588250	1150 m
Extent	200	185	250
Block Size	5 m	2 m	2 m
Rotation (counter clockwise)	0°

Block Model	Animas Area: Cuevillas and Rosarito
	X (East)	Y (North)	Z (Level)
Origin (WGS 84)	407700	2590300	650 m
Extent	150	120	100
Block Size	3 m	3 m	3 m
Rotation (counter clockwise)	0°

Figure 14-6 Plan View: Distribution of Mineral Resource Block Models and Mineralization Domains

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Figure 14-7 Isometric View: Distribution of Mineral Resource Block Models and Mineralization Domains

14.8 Grade Interpolation

Silver, gold, lead and zinc as well as AgEq were estimated for each mineralization domain within each block model. Blocks within each mineralized domain were interpolated using composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains.

For all domains, the search ellipse used to interpolate grade into the resource blocks was interpreted based on orientation and size of the mineralized domains. The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the domain and the observed trend of the mineralization down dip/down plunge (Table 14-7).

Two passes were used to interpolate grade into all of the blocks in the grade shells (Table 14-7). For Pass 1 the search ellipse size for all mineralized domains was set 60 x 60 x 20 (65 x 20 x 65 for ODA); for Pass 2 the search ellipse size was set at 100 x 100 x 40. Blocks were classified as Indicated if they were populated with grade during Pass 1 of the interpolation procedure and Inferred if they were populated with grade during Pass 2 of the interpolation procedure.

Grades were interpolated into blocks using a minimum of 5 and maximum of 8 composites to generate block grades during Pass 1 (maximum of 3 sample composites per drill hole), and a minimum of 3 and maximum of 8 composites to generate block grades during pass 2 (maximum of 2 sample composites per drill hole) (Table 14-7).

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Table 14-7 Grade Interpolation Parameters by Area and Domain

Napoleon Area: Includes ODA, Hanging Wall and Josephine

Parameter	Domain - Napoleon, ODA		Domain - HW		Domain - Josephine
	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid		Ellipsoid
Principle Azimuth	170°		85°		85°
Principle Dip	-10°		-55°		-72°
Intermediate Azimuth	80°		175°		175°
Anisotropy X range	65	100	60	100	60	100
Anisotropy Y range	20	40	60	100	60	100
Anisotropy Z range	65	100	20	40	20	40
Min. Samples	5	3	5	3	5	3
Max. Samples	8	8	8	8	8	8
Min. Drill Holes	2	2	2	2	2	2

Napoleon Area:Cruz

Parameter	Domain - Cruz
	Pass 1	Pass 2
	Indicated	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	52.5°
Principle Dip	-85°
Intermediate Azimuth	142.5°
Anisotropy X range	60	100
Anisotropy Y range	60	100
Anisotropy Z range	20	40
Min. Samples	5	3
Max. Samples	8	8
Min. Drill Holes	2	2

Copala Area: Copala and Cristiano

Parameter	Domain - Copala		Domain - Cristiano
	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid
Principle Azimuth	85°		62°
Principle Dip	-35°		-90°
Intermediate Azimuth	175°		332°
Anisotropy X range	60	100	60	100
Anisotropy Y range	60	100	60	100
Anisotropy Z range	20	40	20	40
Min. Samples	5	3	5	3
Max. Samples	8	8	8	8
Min. Drill Holes	2	2	2	2

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Tajitos Area: Tajitos

Parameter	Domain - Tajitos
	Pass 1	Pass 2
	Indicated	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	110°
Principle Dip	-65°
Intermediate Azimuth	200°
Anisotropy X range	60	100
Anisotropy Y range	60	100
Anisotropy Z range	20	40
Min. Samples	5	3
Max. Samples	8	8
Min. Drill Holes	2	2

San Antonio Area

Parameter	Domain - San Antonio
	Pass 1	Pass 2
	Indicated	Inferred
Calculation Method	Inverse Distance squared
Search Type	Ellipsoid
Principle Azimuth	195°
Principle Dip	-55°
Intermediate Azimuth	105°
Anisotropy X range	60	100
Anisotropy Y range	60	100
Anisotropy Z range	20	40
Min. Samples	5	3
Max. Samples	8	8
Min. Drill Holes	2	2

Animas Area: Cuevillas and Rosarito

Parameter	Domain - Cuevillas		Domain - Rosarito
	Pass 1	Pass 2	Pass 1	Pass 2
	Indicated	Inferred	Indicated	Inferred
Calculation Method	Inverse Distance squared		Inverse Distance squared
Search Type	Ellipsoid		Ellipsoid
Principle Azimuth	135°		230°
Principle Dip	-85°		-55°
Intermediate Azimuth	40°		140°
Anisotropy X range	60	100	60	100
Anisotropy Y range	60	100	60	100
Anisotropy Z range	20	40	20	40
Min. Samples	5	3	5	3
Max. Samples	8	8	8	8
Min. Drill Holes	2	2	2	2

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14.9 Mineral Resource Classification Parameters

The MRE presented in this Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The current Mineral Resource is sub-divided, in order of increasing geological confidence, into the Inferred and Indicated categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. There are no Measured Mineral Resources reported.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. However, for many gold or base metal deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource Estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

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An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

14.10 Reasonable Prospects of Eventual Economic Extraction

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Author considers that the deposits within the project area are amenable to underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. Based on the size, shape, general thickness and orientation of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining. The underground parameters used, based on this mining method, are summarized in Table 14-8. Underground Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. A base case cut-off grade of 150 g/t AgEq is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

The reporting of the underground resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. Mineral Resources are estimated at a base case cut-off grade of 150 g/t AgEq. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography and within the 3D constraining mineralized wireframes (considered potentially mineable shapes).

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14.11 Mineral Resource Statement

The updated MRE for the Project is presented in Table 14-9 and Table 14-10 (Figure 14‑8 and  Figure 14-9).

Highlights of the Project Mineral Resource Estimate are as follows:

  Indicated Mineral Resources are estimated at 7.5 Mt grading 243 g/t silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 AgEq). The Updated MRE includes indicated mineral resources of 58.3 Moz of silver, 508 koz of gold, 17.0 kt of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

  Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

Table 14-8 Parameters used for Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$24.00	US$ per oz
Gold Price	$18.00	US$ per oz
Zinc Price	$1.35 ($2,976)	US$ per pound (US$/t)
Lead Price	$1.10 ($2,425)	US$ per pound (US$/t)
Underground Mining Cost	$45.00	US$ per tonne mined
Processing Cost (incl. crushing)	$30.00	US$ per tonne milled
Underground General and Administrative	$20.00	US$ tonne of feed
Silver Recovery	93.0	Percent (%)
Gold Recovery	90.0	Percent (%)
Lead Recovery	94.0	Percent (%)
Zinc Recovery	94.0	Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
Base Case Cut-off grade	150 g/t AgEq

Table 14-9 Panuco Project Mineral Resource Estimate, January 19, 2023

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Updated Mineral Resource Estimate[1]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

(1) AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

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Table 14-10 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521

*Includes Rosarito and Cuevillas

(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(4) It is envisioned that the Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes (considered mineable shapes).

(5) Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(6) All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction at the base case cut-off grade of 150 g/t AgEq.

(7) The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2,425/t Pb and $2,976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

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(8) The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

(9) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Figure 14-8 Isometric View Looking Northeast: Mineral Resource Block Grades and Block Class for the Panuco Deposit Area

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Figure 14-9 Isometric View Looking Northwest: Mineral Resource Block Grades and Block Class for the Copala-Tajitos Deposit Area

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14.12 Model Validation and Sensitivity Analysis

Visual checks of block grades gold against the composite data and assay data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average composite grades with the average grades of all the blocks in the block model at a 0.0% AgEq cut-off grade was completed and is presented in Table 14-11. The block model average grades compared well with the composite average grades.

For comparison purposes, additional grade models were generated using a varied inverse distance weighting (ID3) and nearest neighbour (NN) interpolation methods. The results of these models are compared to the chosen models at various cut-off grades in a series of grade/tonnage graphs shown in Figure 14-10. In general, the ID2 and ID3 models show similar results and both are much more conservative and smoother than the NN model. For models well-constrained by wireframes and well-sampled (close spacing of data), ID2 should yield very similar results to other interpolation methods such as ID3 or Ordinary Kriging.

Table 14-11 Comparison of Average Composite Grades with Block Model Grades

Domain	Variable	Ag g/t	Au g/t	Pb ppm	Zn ppm
Napoleon	Composites Capped	46.3	0.65	0.15	0.48
	Blocks	42.6	0.55	0.13	0.47
Copala	Composites Capped	130	0.78	0.04	0.09
	Blocks	160	0.96	0.05	0.11
Tajitos	Composites Capped	173	1.04	0.13	0.23
	Blocks	175	1.09	0.12	0.22
Animas	Composites Capped	78.3	0.83	0.18	0.49
	Blocks	98.1	1.03	0.20	0.44
San Antonio	Composites Capped	90.9	0.61	0.01	0.02
	Blocks	49.2	0.26	0.01	0.02

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Figure 14-10 Comparison of ID3, ID2 & NN Models for the Napoleon and Copala-Tajitos Deposit Areas

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14.12.1 Sensitivity to Cut-off Grade

The Project Mineral Resources have been estimated at a range of cut-off grades presented in Table 14-12 to demonstrate the sensitivity of the resources to cut-off grades. The current Mineral Resources are reported at a base-case cut-off grade of 150 g/t AgEq (highlited).

Table 14-12 Panuco Project Underground Mineral Resource Estimate at Various AgEq Cut-off Grades, January 19, 2023

		Napoleon

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	4.7	108	1.55	0.36	1.22	282	16,218	232	16.7	57.0	42,370
	120	4.0	119	1.72	0.38	1.30	309	15,412	223	15.4	52.3	40,150
	150	3.3	135	1.99	0.41	1.39	351	14,186	209	13.5	45.2	36,814
	200	2.3	165	2.50	0.45	1.51	426	12,220	185	10.4	34.7	31,453
	250	1.7	193	3.02	0.48	1.60	495	10,598	166	8.2	27.3	27,272
	300	1.3	218	3.51	0.51	1.60	559	9,332	150	6.8	21.3	23,941
	500	0.6	315	5.55	0.54	1.58	809	5,685	100	3.1	8.9	14,619
Inferred	100	2.5	117	1.22	0.26	0.99	255	9,488	99	6.5	25.0	20,648
	120	2.2	129	1.34	0.26	1.01	277	9,069	94	5.8	22.1	19,475
	150	1.7	149	1.59	0.29	1.06	318	8,129	87	4.9	18.1	17,393
	200	1.1	189	2.06	0.31	0.99	391	6,865	75	3.5	11.2	14,228
	250	0.8	226	2.51	0.33	0.86	458	5,927	66	2.7	7.0	11,997
	300	0.6	257	2.92	0.34	0.76	515	5,131	58	2.1	4.7	10,304
	500	0.2	393	5.23	0.36	0.70	823	2,438	33	0.7	1.3	5,110

		Napoleon Hanging Wall

Category	Cut- off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	0.5	114	1.12	0.19	0.66	230	1,754	17	0.9	3.1	3,528
	120	0.4	121	1.18	0.19	0.67	242	1,691	17	0.8	2.9	3,378
	150	0.3	151	1.45	0.22	0.79	298	1,407	14	0.6	2.3	2,767
	200	0.2	200	1.76	0.26	1.01	379	1,130	10	0.5	1.8	2,143
	250	0.1	224	1.91	0.27	1.08	418	1,036	9	0.4	1.6	1,934
	300	0.1	243	2.05	0.29	1.14	450	930	8	0.3	1.4	1,722
	500	0.0	326	2.75	0.35	1.37	596	378	3	0.1	0.5	690
Inferred	100	0.6	121	1.23	0.19	0.73	247	2,385	24	1.1	4.5	4,871
	120	0.4	157	1.44	0.22	0.93	308	2,148	20	0.9	3.9	4,213
	150	0.4	176	1.58	0.23	1.00	341	2,025	18	0.8	3.6	3,910
	200	0.3	206	1.77	0.28	1.18	393	1,806	16	0.8	3.2	3,441
	250	0.2	222	1.88	0.30	1.26	421	1,672	14	0.7	2.9	3,170
	300	0.2	235	1.97	0.32	1.33	444	1,532	13	0.6	2.7	2,897
	500	0.1	292	2.42	0.41	1.68	551	675	6	0.3	1.2	1,275

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		Josephine

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	0.1	149	4.13	0.30	0.85	501	556	15	0.4	1.0	1,869
	120	0.1	161	4.50	0.31	0.88	542	543	15	0.3	0.9	1,831
	150	0.1	179	5.13	0.33	0.94	610	519	15	0.3	0.8	1,766
	200	0.1	202	5.93	0.35	1.01	696	486	14	0.3	0.8	1,679
	250	0.1	226	6.82	0.37	1.06	789	457	14	0.2	0.7	1,599
	300	0.1	239	7.26	0.38	1.08	836	445	14	0.2	0.6	1,560
	500	0.0	290	9.71	0.41	1.10	1073	355	12	0.2	0.4	1,312
Inferred	100	0.3	93	2.73	0.21	0.60	327	896	26	0.6	1.8	3,166
	120	0.3	99	2.92	0.22	0.63	349	871	26	0.6	1.7	3,068
	150	0.2	110	3.28	0.24	0.67	389	817	24	0.5	1.6	2,891
	200	0.2	124	3.94	0.26	0.73	455	703	22	0.5	1.3	2,592
	250	0.1	129	4.88	0.27	0.78	534	553	21	0.4	1.0	2,282
	300	0.1	134	6.05	0.26	0.80	627	426	19	0.3	0.8	1,995
	500	0.1	129	8.66	0.24	0.76	815	241	16	0.1	0.4	1,521

		Cruz Negra

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Inferred	100	0.5	108	2.28	0.22	1.06	327	1,595	34	1.0	4.9	4,835
	120	0.4	115	2.43	0.23	1.11	346	1,557	33	1.0	4.7	4,702
	150	0.4	123	2.62	0.24	1.16	371	1,490	32	0.9	4.4	4,514
	200	0.3	137	3.10	0.26	1.26	427	1,308	30	0.8	3.7	4,060
	250	0.2	149	3.63	0.28	1.34	482	1,114	27	0.7	3.1	3,597
	300	0.2	161	4.20	0.30	1.43	540	942	25	0.5	2.6	3,162
	500	0.1	206	5.20	0.36	1.65	671	629	16	0.3	1.6	2,051

		Copala

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	4.0	282	1.83	0.06	0.11	425	36,276	236	2.4	4.6	54,756
	120	3.6	308	2.00	0.06	0.12	464	35,292	229	2.1	4.1	53,184
	150	3.1	343	2.22	0.06	0.12	516	33,999	220	1.9	3.6	51,106
	200	2.5	400	2.57	0.06	0.12	599	31,875	205	1.6	3.0	47,754
	250	2.1	447	2.86	0.07	0.12	669	30,059	192	1.4	2.6	44,954
	300	1.8	493	3.15	0.07	0.13	737	28,309	181	1.2	2.3	42,280
	500	1.1	644	4.12	0.08	0.15	961	22,637	145	0.9	1.6	33,790
Inferred	100	3.5	359	1.93	0.11	0.20	515	40,640	218	3.8	7.1	58,226
	120	3.1	395	2.11	0.11	0.20	564	39,820	213	3.4	6.3	56,891
	150	2.8	433	2.31	0.11	0.21	617	38,838	207	3.2	5.7	55,409
	200	2.4	484	2.58	0.12	0.21	689	37,380	199	2.9	5.1	53,232
	250	2.1	538	2.85	0.13	0.22	764	35,743	190	2.7	4.6	50,819
	300	1.9	576	3.05	0.14	0.23	818	34,515	183	2.6	4.4	49,029
	500	1.3	700	3.66	0.16	0.27	990	30,173	158	2.1	3.6	42,673

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		Tajitos

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	0.7	290	1.84	0.09	0.17	437	6,480	41	0.7	1.2	9,773
	120	0.7	304	1.93	0.10	0.17	458	6,383	41	0.6	1.1	9,624
	150	0.6	329	2.09	0.10	0.17	496	6,197	39	0.6	1.0	9,337
	200	0.5	364	2.31	0.11	0.18	547	5,904	38	0.5	0.9	8,890
	250	0.4	400	2.55	0.11	0.19	603	5,548	35	0.5	0.8	8,351
	300	0.4	435	2.78	0.11	0.20	654	5,218	33	0.4	0.7	7,850
	500	0.2	575	3.77	0.10	0.19	868	3,807	25	0.2	0.4	5,750
Inferred	100	0.9	289	1.77	0.19	0.33	440	8,102	50	1.7	2.8	12,342
	120	0.8	308	1.89	0.19	0.33	469	7,953	49	1.6	2.6	12,093
	150	0.7	340	2.08	0.20	0.32	514	7,740	47	1.4	2.3	11,713
	200	0.6	407	2.43	0.20	0.32	608	7,281	44	1.1	1.8	10,881
	250	0.5	453	2.71	0.21	0.33	676	6,925	41	1.0	1.6	10,324
	300	0.4	488	2.92	0.21	0.33	725	6,649	40	0.9	1.4	9,890
	500	0.3	591	3.51	0.18	0.30	871	5,622	33	0.5	0.9	8,292

		Cristiano

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Indicated	100	0.2	341	2.08	0.08	0.18	506	2,135	13	0.1	0.4	3,173
	120	0.2	378	2.32	0.08	0.19	562	2,079	13	0.1	0.3	3,088
	150	0.2	414	2.54	0.08	0.19	614	2,022	12	0.1	0.3	3,003
	200	0.1	455	2.81	0.09	0.20	676	1,959	12	0.1	0.3	2,912
	250	0.1	517	3.22	0.09	0.21	770	1,845	12	0.1	0.2	2,748
	300	0.1	569	3.57	0.09	0.22	847	1,755	11	0.1	0.2	2,616
	500	0.1	725	4.59	0.11	0.24	1082	1,468	9	0.1	0.2	2,192
Inferred	100	0.4	554	3.50	0.17	0.30	833	7,618	48	0.7	1.3	11,463
	120	0.4	569	3.60	0.17	0.30	856	7,575	48	0.7	1.3	11,396
	150	0.4	604	3.82	0.18	0.32	908	7,494	47	0.7	1.2	11,273
	200	0.4	644	4.08	0.19	0.34	969	7,395	47	0.7	1.2	11,123
	250	0.4	604	3.82	0.18	0.32	908	7,494	47	0.7	1.2	11,273
	300	0.3	719	4.54	0.21	0.36	1080	7,162	45	0.6	1.1	10,762
	500	0.2	863	5.49	0.22	0.37	1296	6,549	42	0.5	0.9	9,837

		San Antonio

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Inferred	100	0.5	169	0.94	0.01	0.02	241	2,605	14	0.1	0.1	3,708
	120	0.4	191	1.07	0.01	0.03	273	2,361	13	0.1	0.1	3,373
	150	0.3	226	1.30	0.01	0.03	325	2,038	12	0.0	0.1	2,936
	200	0.2	259	1.54	0.02	0.03	376	1,746	10	0.0	0.1	2,539
	250	0.2	293	1.83	0.02	0.03	432	1,442	9	0.0	0.0	2,126
	300	0.1	330	2.17	0.02	0.03	494	1,167	8	0.0	0.0	1,749
	500	0.0	431	3.36	0.02	0.02	684	582	5	0.0	0.0	924

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		Animas

Category	Cut-off Grade (AgEq g/t)	Mt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (koz)	Au (koz)	Pb (kt)	Zn (kt)	AgEq (koz)
Inferred	100	0.6	126	1.30	0.24	0.53	252	2,474	25	1.5	3.2	4,931
	120	0.5	143	1.43	0.25	0.54	279	2,355	24	1.3	2.8	4,591
	150	0.4	169	1.68	0.29	0.60	327	2,101	21	1.1	2.3	4,074
	200	0.3	194	1.89	0.30	0.60	368	1,928	19	0.9	1.9	3,661
	250	0.3	212	2.04	0.29	0.57	397	1,807	17	0.8	1.5	3,380
	300	0.2	230	2.20	0.28	0.53	424	1,624	16	0.6	1.2	2,996
	500	0.0	297	3.20	0.28	0.63	570	410	4	0.1	0.3	788

(1) Values in these tables reported above and below the base-case cut-off 150 g/t AgEq for underground Mineral Resources should not be misconstrued with a Mineral Resource Statement. The values are only presented to show the sensitivity of the block model estimates to the selection of the base case cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

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14.13 Comparison of the updated MRE to the 2021 MRE

The updated MRE is compared to the 2022 MRE for the Project (Table 14-13). The difference in the resource estimates is mainly due to the additional drilling completed by Vizsla in 2022, completed in the Napoleon and Tajitos-Copala deposit areas. The additional drilling increased the confidence in the existing resource resulting in an increase in Indicated resources, and the expansion of known mineralized zones down dip/plunge and along strike. Note that the existing mineralized zones are open down dip/plunge and along strike, open for resource expansion.

Main differences between the March, 2022 MRE and the updated MRE are as follows:

  71% increase in indicated mineral resources from 61.1 to 104.8 Moz AgEq

  150% increase in inferred mineral resources from 45.6 to 114.1 Moz AgEq

  14% increase in average indicated mineral resource grade from 383 to 437 g/t AgEq

  42% increase in average inferred mineral resource grade from 345 to 491 g/t AgEq

Copala Structure

  Copala indicated mineral resources hosts 51.1 Moz AgEq an increase of 701%, at a grade of 516 g/t AgEq

  Copala inferred mineral resources hosts 55.4 Moz AgEq an increase of 198%, at a grade of 617 g/t AgEq

  Copala wireframe averages 10m in thickness

Key Statistics

  93% of the value of the Updated Mineral Resource Estimate is comprised of precious metals, including 59% from silver
  A total of 10 epithermal veins were included in the Updated Mineral Resource Estimate, representing ~10% of the known vein strike in the district

Table 14-13 Comparison of the updated MRE to the 2022 MRE for the Project

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Maiden Mineral Resource Estimate[1], March 1, 2022
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	236	5.3	12.4	45,555
Updated Mineral Resource Estimate2, January 19, 2023
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

1 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

2 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

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14.14 Disclosure

All relevant data and information regarding the Project are included in other sections of this Technical Report. There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading.

The Authors are not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the updated MRE.

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15 MINERAL RESERVE ESTIMATE

There are no Mineral Reserve Estimates for the Property.

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16 MINING METHODS

This section does not apply to the Technical Report.

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17 RECOVERY METHODS

This section does not apply to the Technical Report.

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18 PROJECT INFRASTRUCTURE

This section does not apply to the Technical Report.

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19 MARKET STUDIES AND CONTRACTS

This section does not apply to the Technical Report.

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20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section does not apply to the Technical Report.

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21 CAPITAL AND OPERATING COSTS

This section does not apply to the Technical Report.

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22 ECONOMIC ANALYSIS

This section does not apply to the Technical Report.

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23 ADJACENT PROPERTIES

There is no information on properties adjacent to the Property necessary to make the technical report understandable and not misleading

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24 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. To the Authors' knowledge, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or MRE.

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25 INTERPRETATION AND CONCLUSIONS

SGS Geological Services Inc. was contracted by Vizsla Silver Corp., to complete an updated Mineral Resource Estimate for the Panuco Ag-Au Project in Sinaloa, Mexico, and to prepare a National Instrument 43-101 Technical Report written in support of the updated MRE. The Project is considered an early-stage exploration project.

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada. It is trading on the TSXV under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The current report is authored by Allan Armitage, Ph.D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS (the "Authors"). The Authors are independent Qualified Persons as defined by NI 43-101 and are responsible for all sections of this report. The updated MRE presented in this report was estimated by Armitage.

The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adhere as best as possible to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The current Technical Report will be used by Vizsla in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). This Technical Report is written in support of an updated MRE completed for Vizsla.

25.1 Diamond Drilling

Since acquiring the Property in November 2019, Vizsla has conducted a number of significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2022 (data cut-off date for the MRE), Vizsla has completed 638 drill holes totaling 206,779 m and collected 33,261 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

In November 2019, Vizsla began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths, and no further testwork was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa oreshoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5m at 135.0m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 g/t Ag and 0.59 g/t Au and a zone of low-grade veinlets in the projection of the Animas Vein.

Drilling for 2020 totalled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

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In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (Table 10-1). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the Mineral Resource estimate. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to the north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the Mineral Resource estimate, in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 (to September) totalled 77,072.05 m in 188 drill holes (Table 25-1). The four main corridors of Napoleon, Cinco Senores (Copala/Tajitos), Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 75 drill holes tested the Napoleon structure, for 36,848.00 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at the Copala/Tajitos veins included 83 drill holes for 31,088.55 m.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 meters along strike, 400 meters down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south as well as identified several vein splays situated in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935  g/t Ag and 15.47 g/t Au over 1.46 metres, located immediately adjacent to Copala; and La Luisa Vein,  located ~700 metres west of Napoleon which continues to display similar silver and gold zonation as that  seen at Napoleon.

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Table 25-1 Highlights of the 2022 Drilling (to September)

Drillhole	FROM (m)	To (m)	down hole length (m)	Est. true width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Vein
CS-22-191*	370.95	374.85	3.90	3.28	4,804	14.23			Copala FW
NP-22-281	477.50	480.00	2.50	1.40	3,585	25.84	0.32	1.07	Napoleon HW
CS-22-161*	226.10	229.80	3.70	2.65	2,461	13.16			Copala
CS-22-182*	42.70	44.55	1.85	1.46	1,935	15.47			Cristiano
NP-22-316	390.00	391.05	1.05	1.00	2,642	1.60	1.87	4.08	Napoleon FW
CS-22-205*	283.00	288.50	5.50	5.30	2,101	9.54			Copala
CS-22-159*	187.70	192.20	4.50	2.66	2,011	8.60			Copala FW
CS-22-193*	171.40	184.90	13.50	10.20	1,404	10.94			Copala
NP-22-258	493.15	498.55	5.40	4.30	1,139	11.48	0.32	0.85	Napoleon
CS-22-217*	325.50	330.35	4.85	2.71	1,495	6.56			Cristiano
CS-22-154*	124.45	136.50	12.05	9.35	1,010	5.44			Copala
NP-22-300	347.95	353.85	5.90	3.90	913	5.28	0.15	0.25	Napoleon
CS-22-169*	162.95	188.35	25.40	20.45	780	4.23			Copala
CS-22-191*	348.20	363.10	14.90	12.52	706	4.93			Copala
CS-22-155*	159.00	174.35	15.35	14.50	667	3.89			Copala
CS-22-200*	150.00	166.00	16.00	14.24	632	4.30			Copala
CS-22-173*	256.15	270.90	14.75	14.46	663	2.90			Copala
NP-22-271	456.05	465.25	9.20	7.00	223	2.76	1.54	5.01	Napoleon HW
NP-22-271	508.05	516.25	8.20	6.24	393	2.92	0.40	0.94	Napoleon

* No material Pb and Zn grades in Tajitos and Copala Mineralization

25.2 Metallurgy

25.2.1 Preliminary Metallurgical Testing on the Napoleon Deposit

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla. The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals to potentially justify further exploration of the deposit. Only limited optimization of conditions was employed in this program.

In total, 11 variability composites were prepared (Composite A to K), along with one "Grindability Composite" for comminution testing, and a Master Composite; in addition, bond rod mill work index test products from the Grindability Composite and the variability Composite G were prepared for potential testing but never tested. The sample for use in this testing program arrived at ALS Metallurgy Kamloops on June 16, 2021. The shipment consisted of 330 kilograms in 108 ½ HQ drill core intervals. Samples were from holes NP-20-8, 9, 12, 13, 31, 47, 59 and 89. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade, and potential dilution. The selected mineralized drill holes were within the area of potentially minable material and are believed to be representative of the mineralization with a cut-off grade of 127 g/t Ag and 2.77 g/t Au.

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A total of 40 percent of the composites was set aside as coarse ¾ inch material while the remaining 60 percent of the composite mass was crushed to minus 6 mesh (3.35mm) for metallurgical testing and rotary split into 2-kilogram test charges.

One composite was prepared from the coarse crush material for comminution testing, this was referred to as the Grindability Composite. Bond rod mill work index tests were completed on two of the composites, the Grindability Composite and Composite G. Product from these tests was too fine for metallurgical testing but may have been useful for gravity amenability testing. As a result, this product was prepared into test charges and designated Grindability Rod Composite and Composite G Rod. About 23 kilograms of the Grindability Rod Composite and 7 kilograms of the Composite G Rod were prepared from the Bond rod mill test products.

Two methods of concentration and extraction were successfully tested in this test program. Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold; the tested conditions would not yet be considered optimized.

Sequential bulk (lead)-zinc-pyrite flotation at a primary grind sizing of about 63μm K80 produced a lead concentrate with high levels of silver, and gold, along with a high grade zinc concentrate with notable levels of silver and gold. The pyrite concentrate, although lower in gold and silver content, may be of value with further processing.

Combined silver and gold recoveries to the bulk and zinc concentrates measured about 79 and 84 percent, respectively, with a further 6 percent of the silver and 4 percent of the gold recovered to the pyrite concentrate. While doing so, about 89 percent of the lead was recovered to a bulk concentrate measuring 54 percent lead and 77 percent of the zinc was recovered to a zinc concentrate measuring 54 percent zinc. The low copper concentrate of the bulk concentrate would like result in an inability to produce separate copper and lead concentrates.

Whole ore cyanidation testing at a primary grind sizing of about 63μm K80 resulted in the extraction of about 93 percent of the gold and 87 percent of the silver over 48 hours, along with about 23 hours of pre-aeration. However, sodium cyanide consumptions were relatively high for a whole ore leach, measuring about 2.5 kilograms of sodium cyanide per tonne of feed. 0.6 kilograms of lime was consumed per tonne of feed in this testing.

Additional testing was completed on the Napoleon deposit investigating a single product bulk flotation flowsheet along with cyanidation of a bulk concentrate.

Bulk flotation to a cleaner concentrate following two stages of dilution cleaning recovered 87 percent of the silver and 86 percent of the gold to a bulk concentrate which measured 1,742 g/t silver, 40 g/t gold, and 34 percent sulphur.

A lower overall silver extraction but similar gold extraction was recorded with flotation of a rougher concentrate followed by cyanidation of that concentrate.

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate resulted in a lower silver recovery/extraction compared to bulk flotation but a similar gold recovery/extraction. This flowsheet option also likely results in payable lead and zinc content in their respective concentrates which other flowsheet options would not receive.

Whole ore cyanidation resulted in the highest overall gold extraction with similar silver extraction but the highest reagent consumption in cyanidation.

25.2.2 Preliminary Metallurgical Testing on the Tajitos Deposit

A preliminary test program has been completed on material from the Tajitos deposit on behalf of Vizsla Silver Corporation. The objective of the testing was to characterize the material chemically, and mineralogically, as well as to test various flowsheets and methods for concentration and extraction of metals to potentially justify further exploration of the deposit. Only limited optimization of conditions was employed in this program.

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In total, 23 subcomposites composites were prepared (VAR 001 to 023), from which three Master Composites (Diorite, Andesite and Andesite - Low MnOX) were assembled for testing. A shipment of sample was received at ALS Metallurgy on January 8, 2022 in a shipment with a weight of 153 kilograms. The sample was in the form of 106 ½ HQ drill core intervals. Samples were from drill holes CS-20-01, 02, 03, 06, 08, 09, 11, 13, CS-21-16A, 17, 21B, 22A, 23, 24, 37, 41, 44, 50, 52, 59A, 60 and 62.

Each of the samples was a drill core interval which was assigned to one of 23 subcomposites. Following receipt, each of the samples was grouped into its corresponding subcomposite.

Each of the subcomposites was assayed for elements of interest to confirm the elemental content as well as each received a QEMSCAN Bulk Mineral Analysis to assess mineral content. Samples were then composited into three master composites.

Each of the 23 subcomposites and 3 master composites were assayed for elements of interest. Each subcomposite was analyzed for mineral content via QEMSCAN Bulk Mineral Analysis (BMA) protocols.

The master composites measured silver contents of between 239 and 275 g/t and gold contents between about 1.2 and 2.5 g/t. Silver was detected within the silver sulphides acanthite/argentite and copper/silver sulphide minerals; it is likely that silver is also present within other minerals as well.

Sulphur assayed between 0.6 and 1.3 percent and was primarily present as pyrite, with low levels of sphalerite, galena, and copper sulphide minerals. Only trace amounts of the sulphur was measured not to be in sulphide form.

Carbon measured between 0.1 and 1.2 percent and assayed as carbonate carbon, with little to no organic carbon being recorded. Carbonate minerals were primarily measured as calcium or manganese carbonates.

An effort was applied attempting to identify and quantify manganese oxide minerals in the analyses; however, it was not possible to separate them due to the fine grains and complex interlocking between manganese oxide, carbonate, and silicate minerals.

The primary non-sulphide gangue minerals were measured as silicate minerals such as quartz, feldspars and chlorite.

The test program investigated various processing options such as bulk and sequential froth flotation, whole ore cyanidation, combined flotation and cyanidation, and gravity concentration. Testing was completed on three master composites, the Diorite Master Composite, the Andesite Master Composite, and the Andesite Low MnOx Master Composite.

The highest recoveries/extractions of gold and silver were recorded through a combination of rougher flotation and cyanidation of the rougher concentrates and tailings. However, there is potential for using a flowsheet with production of a salable flotation concentrate and cyanidation of the tailings. Table 13-2 displays a summary of recoveries from the tested flotation/cyanidation flowsheet and the untested potential recoveries from the flowsheet with production of a salable concentrate and cyanidation of tailings for the Diorite and Andesite Master Composites.

Between 87 and 90 percent of the silver and 90 to 94 percent of the gold were extracted to leach liquors from the Diorite and Andesite Master Composites using a combined flotation and cyanidation flowsheet, including regrinding of the rougher concentrates. The best silver result was recorded using this flowsheet but without regrinding for the Andesite Low MnOx Master Composite. Insufficient sample mass was available to conduct the test with regrinding; results without regrinding were closer to whole ore cyanidation results.

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Cleaner flotation alone without regrinding produced bulk concentrates of over 0.6 percent silver and 29 g/t gold. The open circuit gold recovery to these bulk cleaner concentrates was 64 and 60 percent for the Diorite and Andesite Master Composites, respectively, while the open circuit silver recovery measured about 70 and 73 percent for the Diorite and Andesite Master Composites, respectively. With the cleaner tailings recirculated to the rougher feed stream, the feed for a cyanidation leach would contain the remaining silver and gold; the displayed estimate extraction values are calculated based on the extractions from the rougher tailings leach tests, which extracted about two-thirds of the remaining silver and 85 percent of the remaining gold. These values would require testing to confirm.

The overall combined extractions and recoveries between these two flowsheet options are similar; however, it is likely reagent consumptions would be lower and the circuit would be simpler for the second option.

A sequential flotation flowsheet may not be appropriate for this material alone as low lead and zinc grades make production of separate bulk (lead) and zinc concentrates difficult.

Diagnostic leach testing on the cyanidation residues from the 96-hour whole ore leach tests indicated that while gold extraction through cyanidation was complete after 96 hours, silver extraction could be improved by a further 5 to 7 percent through more aggressive cyanidation conditions. Further improvement in gold and silver extraction beyond that would require finer grinding as unextracted gold is encapsulated within sulphides and non-sulphide gangue minerals at the nominal 100μm K80 primary grind target.

25.3 Mineral Resource Estimate

The MRE presented in this Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The current Mineral Resource is sub-divided, in order of increasing geological confidence, into the Inferred and Indicated categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. There are no Measured Mineral Resources reported.

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Author considers that the deposits within the project area are amenable to underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining. The underground parameters used, based on this mining method, are summarized in Table 25-2. Underground Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. A cut-off grade of 150 g/t AgEq is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

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The reporting of the underground resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. Mineral Resources are estimated at a base case cut-off grade of 150 g/t AgEq. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography and within the 3D constraining mineralized wireframes (considered potentially mineable shapes).

The updated MRE for the Project is presented in Table 25‑3 and Table 25‑4.

Highlights of the Project Mineral Resource Estimate are as follows:

  Indicated Mineral Resources are estimated at 7.5 Mt grading 243 g/t silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 AgEq). The Updated MRE includes indicated mineral resources of 58.3 Moz of silver, 508 koz of gold, 17.0 kt of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

  Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

Table 25-2 Parameters used for Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$24.00	US$ per oz
Gold Price	$18.00	US$ per oz
Zinc Price	$1.35 ($2,976)	US$ per pound (US$/t)
Lead Price	$1.10 ($2,425)	US$ per pound (US$/t)
Underground Mining Cost	$45.00	US$ per tonne mined
Processing Cost (incl. crushing)	$30.00	US$ per tonne milled
Underground General and Administrative	$20.00	US$ tonne of feed
Silver Recovery	93.0	Percent (%)
Gold Recovery	90.0	Percent (%)
Lead Recovery	94.0	Percent (%)
Zinc Recovery	94.0	Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
Base Case Cut-off grade	150 g/t AgEq

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Table 25-3 Panuco Project Mineral Resource Estimate, January 19, 2023

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Updated Mineral Resource Estimate[1]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

(2) AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

Table 25-4 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521
*Includes Rosarito and Cuevillas

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(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(4) It is envisioned that the Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes (considered mineable shapes).

(5) Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of shrinkage mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(6) All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction at the base case cut-off grade of 150 g/t AgEq.

(7) The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2,425/t Pb and $2,976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

(8) The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

(9) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

25.4 Risk and Opportunities

The following risks and opportunities were identified that could affect the future economic outcome of the project. The following does not include external risks that apply to all exploration and development projects (e.g., changes in metal prices, exchange rates, availability of investment capital, change in government regulations, etc.).

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. To the Authors knowledge, there are no additional risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or MRE.

25.4.1 Risks

25.4.1.1 Mineral Resource Estimate

A portion of the contained metal of the Deposit, at the reported cut-off grades for the updated MRE, is in the Inferred Mineral Resource classification. It is reasonably expected that the majority of Inferred Mineral resources could be upgraded to Indicated Minerals Resources with continued exploration.

The mineralized structures (mineralized domains) in all zones are relatively well understood. However, due to the limited drilling in some areas, all mineralization zones might be of slightly variable shapes from what have been modeled. A different interpretation from the current mineralization models may adversely affect the current MRE. Continued drilling may help define with more precision the shapes of the zones and confirm the geological and grade continuities of the mineralized zones.

25.4.2 Opportunities

25.4.2.1 Mineral Resource Estimate

There is an opportunity in all deposit areas to extend known mineralization at depth, on strike and elsewhere on the Property and to potentially convert Inferred Mineral Resources to Indicated Mineral Resources. Vizsla's intentions are to direct their exploration efforts towards resource growth in 2023 with a focus on extending the limits of known mineralization and testing other targets on the greater Panuco Property.

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26 RECOMMENDATIONS

The Deposits of the Panuco Project contain underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Panuco Property, it is the opinion of Armitage that the Property merits further exploration and that a proposed plan for further work by Vizsla is justified.

Armitage is recommending Vizsla conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Vizslas's intentions are to continue to drill through 2023 (in-progress). Vizsla has recently announced their plans for 2023 (see Vizsla news release dated February 21, 2023, posted on their website www.vizslasilvercorp.com) with the Key objectives:

• Complete +90,000 meters of resource/discovery focused drilling

• Complete preliminary metallurgical testing on representative samples from Copala in Q2 2023

• Deliver initial company/project sustainability report in H2 2023

• Provide updated resource estimate in H2 2023

A fully funded +90,000 meter drill program is designed to 1) grow the resources within the Copala and Napoleon areas located in the western portion of the district and 2) test high priority targets proximal to current resource areas. Vizsla aims to increase its potentially minable resources and identify new centers of mineralization from which to delineate additional resources.

For 2023, a total of seven diamond drill rigs will be active on the property (four focused on upgrading and expanding the current resource base in the western portion of the district and three devoted to exploration). Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the central portion of the district. Vizsla recently acquired a Terraspec ASD device to be able to map alteration minerals with more accuracy and define levels of mineralization and vectors across the property. This new tool in combination with geologic mapping, geochemistry and LiDar will help aid Vizsla geologists in unlocking Panuco's full potential.

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Resource Extension Targets

• The Copala structure remains open along strike, north and south, and late last year, the team identified exploration potential for additional Copala mineralization in an uplifted block (faulted block) east of the main Copala deposit.

• Cristiano is a narrow epithermal vein located to the adjacent west of Copala. This year Vizsla intends to continue the exploration and resource expansion to the northwest and southeast.

• At Napoleon, Vizsla plans to conduct infill and resource expansion drilling targeting the southern vein splays as well as the main Napoleon structure during 2023.

Proximal Targets

• La Luisa is a relatively new conceptual target, where initial near-surface drilling shows narrow and incipient veining hosted in rhyolite tuffs. Last year Vizsla geologists interpreted that the surface expressions of La Luisa could be the top of the vein system, similar in zonation to that observed at Napoleon. Based on encouraging results from deeper drilling, Vizsla plans to continue exploring the resource potential at La Luisa.

• 4 de Mayo, another relatively new target located west of Napoleon, was identified by Vizsla in 2022. Although still in the early days, initial results justify further exploration to determine the prospectivity of 4 de Mayo.

• Cruz Negra is a northwest-trending structure which splays off from Napoleon. Open-ended intercepts completed in 2022 indicate that the mineralization continues to the northwest in the direction of the Alacran prospect. In 2023, Vizsla plans to drill test the gap between Cruz Negra and Alacran.

District Targets

Beyond the resource expansion and proximal exploration targets, the district remains vastly underexplored. Notable district-wide targets include; Santa Rosa (Central Area), La Bomba (Central Area), Verdosilla (Central Area), Oregano (East Area), Regina (East Area), and La Whicha (East Area).

The total cost of the planned work program by Vizsla is estimated at US$16.8 million and includes:

  Drilling contractor US$ 10,129,000; 90,000 m with 7 drill rigs

  Roads, Pads and drilling water (wáter trucks) US$468,000

  Core sampling US$731,000

  Surface sampling US$56,000

  QAQC and SG US$159,000

  Geophysics, Petrograpgy and consultants US$180,000

  Update MRE and Technical Report US$75,000

  The remaining US$5,045,000 are expenses associated with geos and workers salaries, equipment, accomodation expenses, truck rentals, etc.

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Table 26-1 Exploration Targets on the Panuco Property

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27 REFERENCES

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ALS (2021). Preliminary Metallurgical Testing on the Napoleon Deposit for Vizsla Silver Corporation. Project KM6454. December 17, 2021.

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Anonymous (2016). Estudio Geofisico en el Proyecto Copala-Panuco; Geophysical Surveys S.A. de C.V., 49-page report prepared for Minera Rio Panuco S.A. de C.V.

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Camprubí, A., and Albinson, T., 2007, Epithermal deposits in Mexico: Update of current knowledge, and an empirical reclassification: Geological Society of America, Special Paper 422, p. 377-415.

Centeno-García, E. (2017). Mesozoic tectono-magmatic evolution of Mexico: An overview; Ore Geology Reviews, v. 81 p. 1035-1052.

Centeno-García, E., Guerrero-Suastegui, M., Talavera-Mendoza, O. (2008). The Guerrero Composite Terrane of western Mexico: collision and subsequent rifting in a supra-subduction zone: Geological Society of America Special Paper 436, p. 279-308.

Christopher, P. and Sim, R. (2008). Technical Report on the Copala Project, Sinaloa State, Mexico; Silverstone Resources Corp., 100 p.

Coote, A., 2021a, Petrologic Studies of Drill Core From AM21-31, CO21-50, CS20-01, 11 & 23, NP20-02 & 07 and NP21-102, 150 & 170, Panuco Silver Gold District, Mexico, pp.65.

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Coote, A., 2021b, Fluid Inclusion Microthermometric Studies From Drill Core:AM21-31, CO21-50, CS20-01& 11, NP20-02 & 07 and NP21-102&150, Panuco Silver Gold District, Mexico, pp. 33.

Diario Oficial de la Federación 13 de marzo 2012, NORMA Oficial Mexicana NOM-120-SEMARNAT-2011, Que establece las especificaciones de protección ambiental para las actividades de exploración minera directa, en zonas agrícolas, ganaderas o eriales y en zonas con climas secos y templados en donde se desarrolle vegetación de matorral xerófilo, bosque tropical caducifolio, bosques de coníferas o encinos.

Diario Oficial de la Federación 31 de octubre 2014 Reglamento de la ley general del equilibrio ecológico y la protección al ambiente en materia de evaluación del impacto ambiental.

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Duque-Trujillo, J., Ferrari, L., López Martínez, M., Orozco-Esquivel, T., and Lonsdale, P. (2013). Early to Middle Miocene syn-extensional magmatism in the southern Gulf of California: Geological Society of America Abstracts with Programs, v. 45, no. 6, p. 15.

Duque-Trujillo, J., Ferrari, L., Norini, G., López-Martínez, M. (2014). Miocene faulting in the southwestern Sierra Madre Occidental, Nayarit, Mexico: kinematics and segmentation during the initial rifting of the southern Gulf of California; Revista Mexicana de Ciencias Geológicas, v. 31, núm. 3, p. 283-302

Escamilla-Torres, T. (2001). Informe de la cartografía geológico-minera y geoquímica hoja Cosala clave G13C74 escala 1:50,000 estado de Sinaloa, 66 p.

Ferrari, L., López-Martínez, M. Orozco-Esquivel, T., Bryan, S.E., Duque-Trujillo, J., Lonsdale, P., Solari, L. (2013). Late Oligocene to Middle Miocene rifting and synextensional magmatism in the southwestern Sierra Madre Occidental, Mexico: The beginning of the Gulf of California rift; Geosphere v. 9; no. 5; p. 1161-1200; doi:10.1130/GES00925.1; 15 figures; 2 tables; 1 supplemental file.

Ferrari, L., López-Martínez, M., Rosas-Elguera, J. (2002). Ignimbrite flare-up and deformation in the southern Sierra Madre Occidental, western Mexico: Implications for the late subduction history of the Farallon plate; Tectonics v. 21 No. 4 10.1029/2001TC001302, p. 17-1 to 17-24

Ferrari, L., Valencia Moreno. M., Bryan, S. (2005). Magmatismo y tectónica en la Sierra Madre Occidental y su relación con la evolución de la margen occidental de Norteamérica, Boletín de la Sociedad Geológica Mexicana Volumen Conmemorativo del Centenario Temas Selectos de La Geología Mexicana Tomo LVII, N. 3, 343-378.

Garzon-Lopez, J. (2018), Plan municipal de desarrollo 2018-2021, Concordia, Sinaloa, 114 p.

González-León, C. M., Solari, L. Solé, J. Ducea, M.N., Lawton, T.F., Bernal, J.P., González-Becuar, E., Gray, F., López Martínez, M., Santacruz, R.L. (2011). Stratigraphy, geochronology, and geochemistry of the Laramide magmatic arc in north-central Sonora, Mexico; Geosphere; December 2011; v. 7; no. 6; p. 1392-1418

Hedenquist, J.W., Arribas, A., Jr., and Reynolds, J.T., 1998, Evolution of an Intrusion-Centered Hydrothermal System: Far Southeast-Lepanto Porphyry and Epithermal Cu-Au Deposits, Philippines: ECONOMIC GEOLOGY, vol. 93, p. 373-404.

Hedenquist, J.W., Arribas, A.R., Gonzalez-Urien, E. (2000). Exploration for epithermal gold-silver deposits, in Hagemann, S.G., and Brown, P.E., eds., Gold in 2000: Society of Economic Geologists, Reviews in Economic Geology, v. 13, p. 245-277.

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Hedenquist, J.W., White, N.C. (2005). Epithermal gold-silver deposits: characteristics, interpretation, and exploration; Prospectors and Developers of Canada and Society of Economic Geologists Short Course Notes.

Henry, C.D., McDowell, F.W., Silver, L.T. (2003). Geology and Geochronology of granitic batholithic complex, Sinaloa, Mexico: Implications for Cordilleras magmatism and tectonics; Geological Society of America Special Paper 374, p. 237-273.

Horner, J., Enriquez, E., 1999. Epithermal precious metal mineralization in a strike-slip corridor: the San Dimas District, Durango, Mexico. Econ. Geol. 94 (8), 1375-1380.

Journel, A. G., and Huijbregts, C. J. (1978). Mining Geostatistics. Academic Press.

Lloyd, C.J. (2019). Panuco Core Photos; internal Vizsla Company Report, 57 p.

Maunula, T. and Murray, K. (2022). National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate, Concordia, Sinaloa, Mexico for Vizsla Silver Corp. Dated: April 7, 2022 and with an Effective Date: March 1, 2022, 176 p. (Posted on SEDAR under Vizsla's profile).

McDowell, F.W., and Keizer, R.P., 1977, Timing of mid-Tertiary volcanism in the Sierra Madre Occidental between Durango City and Mazatlan, Mexico: Geological Society of America Bulletin, vol. 88, pp. 1479 - 1487.

Montoya-Lopera, P., Ferrari, L., Levressea, G., Abdullinb, F., Mata L. (2019). New insights into the geology and tectonics of the San Dimas mining district, Sierra Madre Occidental, Mexico; Ore Geology Reviews 105: 273-294.

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Norman, D.I., Moore, J.N. and Musgrave J., 1997, More on the use of fluid inclusion gaseous species as tracers in geothermal systems, Twenty-second workshop on geothermal reservoir engineering, Stanford University, Stanford, California, pp. 27 - 29.

Polanco-Salas, A., Valdez-Monsiváis, A., Saldaña-Saucedo, G. (2003). Informe de la cartografía geológico-minera y geoquímica hoja Concordia clave F13A36 escala 1:50,000 estado de Sinaloa, 77 p.

Robinson, M. (2019). Technical Report on the Panuco-Copala Project Concordia, Sinaloa, Mexico, Vizsla Resources Corp., 50 p.

Rosendo-Brito, M., Guerrero-Salazar, C., Bustos-Moreno, M., Escamilla de la Rosa, J. (2019). Informe de la cartografía geológico-minera y geoquímica hoja Villa Unión clave F13A46 escala 1:50,000 estado de Sinaloa, 77 p.

Sedlock R. L., Ortega-Gutiérrez F., Speed R. C., 1993, Tectonostratigraphic Terranes and Tectonic Evolution of Mexico, Geological Society of America, Special Papers, vol. 278, p. 74-80.

SEMARNAT (2014). Guía para conocer lo principales tramites y permisos ambientales en las diferentes etapas del proceso minero, 25 p.

Servicio Geológico Mexicano (2017). Panorama Minero del Estado de Sinaloa, 50 pages.

Shimizu, T. (2014). Reinterpretation of Quartz Textures in Terms of Hydrothermal Fluid Evolution at the Koryu Au-Ag Deposit, Japan; Economic Geology, v. 109, p. 2051-2065.

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Simmons, S.F., Gemmell, J.B., and Sawkins, F.J., 1988, The Santo Niño Silver-Lead-Zinc Vein, Fresnillo District, Zacatecas, Mexico: Part II. Physical and Chemical Nature of Ore-Forming Solutions: ECONOMIC GEOLOGY, vol. 83, p. 1619-1641.

Simmons, S.F., 1991, Hydrologic Implications of Alteration and Fluid Inclusion Studies in the Fresnillo District, Mexico: Evidence for a Brine Reservoir and a Descending Water Table During the Formation of Hydrothermal Ag-Pb-Zn Orebodies: ECONOMIC GEOLOGY, vol. 91, pp. 204 - 212.

Starling, T. (2019). Structural Review of the Panuco District, Private Report prepared for Vizsla Resources Corp., 54 p.

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28 DATE AND SIGNATURE PAGE

This report titled "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" dated January 19, 2023 (the "Technical Report") for Vizsla Silver Corp. was prepared and signed by the following authors:

The effective date of the report is January 19, 2023

The date of the report is March 10, 2023.

Signed by:

Qualified Persons	Company
Allan Armitage, Ph. D., P. Geo.,	SGS Geological Services ("SGS")
Ben Eggers, MAIG, P.Geo.	SGS Geological Services ("SGS")
Yann Camus, P.Eng.	SGS Geological Services ("SGS")

March 10, 2023

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29 CERTIFICATES OF QUALIFIED PERSONS

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QP CERTIFICATE - ALLAN ARMITAGE

To accompany the technical report titled ""Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with an effective date of January 19, 2023 (the "Technical Report") prepared for Vizsla Silver Corp. (the "Company").

I, Allan E. Armitage, Ph. D., P. Geol. of 62 River Front Way, Fredericton, New Brunswick, hereby certify that:

1. I am a Senior Resource Geologist with SGS Canada Inc., 10 de la Seigneurie E blvd., Unit 203 Blainville, QC, Canada, J7C 3V5 .

2. I am a graduate of Acadia University having obtained the degree of Bachelor of Science - Honours in Geology in 1989, a graduate of Laurentian University having obtained the degree of Master of Science in Geology in 1992 and a graduate of the University of Western Ontario having obtained a Doctor of Philosophy in Geology in 1998.

3. I have been employed as a geologist for every field season (May - October) from 1987 to 1996. I have been continuously employed as a geologist since March of 1997.

4. I have been involved in mineral exploration and resource modeling at the grass roots to advanced exploration stage, including producing mines, since 1991, including mineral resource estimation and mineral resource and mineral reserve auditing since 2006 in Canada and internationally. I have extensive experience in Archean and Proterozoic load gold deposits, volcanic and sediment hosted base metal massive sulphide deposits, porphyry copper-gold-silver deposits, low and intermediate sulphidation epithermal gold and silver deposits, magmatic Ni-Cu-PGE deposits, and unconformity- and sandstone-hosted uranium deposits.

5. I am a member of: the Association of Professional Engineers, Geologists and Geophysicists of Alberta (P.Geol.) (License No. 64456; 1999), the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo.) (Licence No. 38144; 2012), and the Professional Geoscientists Ontario (P.Geo.) (Licence No. 2829; 2017).

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects - ("Nl 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43 101.

7. I am an author of the Technical Report and responsible for sections 1, 2, 3, 4, 8, 9, 12.2, 12.4, 14, 15 to 27. I have reviewed all sections and accept professional responsibility for these sections of the Technical Report.

8. I have not personally conducted a site visit.

9. I have had no prior involvement with the Panuco Property.

10. I am independent of the Company as described in Section 1.5 of NI 43-101.

11. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12. I have read NI 43-101 and Form 43-101F1 (the "Form"), and the Technical Report has been prepared in compliance with NI 43-101 and the Form.

Signed and dated March 10, 2023 at Fredericton, New Brunswick.

"Original Signed and Sealed"
Allan Armitage, Ph. D., P. Geo., SGS Canada Inc.

SGS Geological Services

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QP CERTIFICATE - BEN EGGERS

To accompany the technical report titled "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with an effective date of January 19, 2023 (the "Technical Report") prepared for Vizsla Silver Corp. (the "Company").

I, Benjamin K. Eggers, B. Sc. (Hons)., MAIG, P. Geo. of 321 Olsen Road, Tofino, British Columbia, hereby certify that:

13. I am a Senior Geologist with SGS Canada Inc., 10 de la Seigneurie E blvd., Unit 203 Blainville, QC, Canada, J7C 3V5.

14. I am a graduate of the University of Otago, New Zealand having obtained the degree of Bachelor of Science - Honours in Geology in 2004.

15. I have been continuously employed as a geologist since February of 2005.

16. I have been involved in mineral exploration and resource modeling at the grass roots to advanced exploration stage, including producing mines, in Canada and Australia since 2005, including mineral resource estimation since 2022 in Canada and internationally. I have experience in lode gold deposits, porphyry copper-gold-silver deposits, low and high sulphidation epithermal gold and silver deposits, volcanic and sediment hosted base metal massive sulphide deposits, and albitite-hosted uranium deposits.

17. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and use the designation (P.Geo.) (Licence No. 40384; 2014), and I am a member of the Australian Institute of Geoscientists and use the designation (MAIG) (Licence No. 3824; 2013).

18. I have read the definition of "Qualified Person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects - ("Nl 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43 101.

19. I am an author of the Technical Report and responsible for sections 10, 11 and 12.1. I have reviewed all sections and accept professional responsibility for these sections of the Technical Report.

20. I have not personally conducted a site visit.

21. I have had no prior involvement with the Panuco Property.

22. I am independent of the Company as described in Section 1.5 of NI 43-101.

23. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

24. I have read NI 43-101 and Form 43-101F1 (the "Form"), and the Technical Report has been prepared in compliance with NI 43-101 and the Form.

Signed and dated March 10, 2023 at Tofino, British Columbia.

"Original Signed and Sealed"
Ben Eggers, MAIG, P. Geo., SGS Canada Inc.

SGS Geological Services

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To accompany the report entitled: "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with an effective date of January 19, 2023 (the "Technical Report") prepared for Vizsla Silver Corp. (the "Company").

I, Yann Camus, P. Eng. of Val-Morin, Quebec, hereby certify that:

1. I am a Mineral Resource Estimation Engineer for SGS Canada Inc, - SGS Geological Services with an office at 10 Boul. de la Seigneurie Est, Suite 203, Blainville Quebec Canada, J7C 3V5.

2. I am a graduate of the École Polytechnique de Montréal (B.Sc. Geological Engineer, in 2000).

3. I have been continuously employed as a Mineral Resource Estimation Engineer for SGS since 2000.

4. My relevant experience includes continuous mineral resource estimation since my graduation from University including many multimetallic projects.

5. I am a member of good standing, No. 125443, of the l'Ordre des Ingénieurs du Québec (Order of Engineers of Quebec).

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects - ("Nl 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43 101.

7. I am an author of the Technical Report and responsible for sections 2.2, 5, 6, 7, 12.3 I have reviewed all sections and accept professional responsibility for these sections of the Technical Report.

8. I have visited and inspected the property on January 4, 2023.

9. I have had no prior involvement with the subject property.

10. I am independent of the Company as defined in Section 1.5 of National Instrument 43-101.

11. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12. I have read NI 43-101 and Form 43-101F1 (the "Form"), and the Technical Report has been prepared in compliance with NI 43-101 and the Form.

Signed and dated March 10, 2023 at Val-Morin, Quebec.

"Original Signed and Sealed"
Yann Camus, P.Eng., SGS Canada Inc.

SGS Geological Services